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THOMSON FINANCIAL

FILE NO. 82- 968 FISCAL YEAR 2-1-03

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DATE : 5/21/03



transforming

KINGFISHER Annual Review 2003

A year of transfor

Sole focus on home improvement

Kingfisher's plan is to become an integrated, international, pure-play home improvement retailer with leading brands in attractive growth markets. Throughout 2002, the focus at Group level was on the continuing process of transformation towards realising that goal.

2002

may

Strategic transformation initiated

Kingfisher announces its intention to acquire the outstanding minority shareholding in Castorama Dubois Investissements (CDI). The Group says it will complete its transformation into a dedicated home improvement retailer by separating its European Electrical & Furniture sector.

july

£2bn rights issue launched

Shareholders overwhelmingly support the launch of a fully underwritten £2 billion rights issue to part-fund the £3.2 billion minority acquisition. Following approval by an independent bank, Kingfisher launches a €67 per share offer to the Castorama minorities during August.



transfor

our focus


À VOTRE SERVICE

Having acquired the minority shareholding in Castorama and unified the management of its Home Improvement business, Kingfisher is completing its transformation into a single-sector organisation through a demerger of its European Electrical & Furniture operation on the London Stock Exchange.

The demerger process is due to be completed by the end of the Group's second quarter. It will create two focused businesses; the world's most international home improvement retailer and one of Europe's leading electricals retailers, which will operate under the name of KESA Electricals plc.

Kingfisher is also transforming the focus of its international Home Improvement businesses outside the UK and France. A comprehensive review of its international operations considered:

- geographic spread; the opportunity of creating critical mass on a regional basis;
- the size, growth potential and competitive landscape in each market;
- the opportunity to develop the number one or two market position through organic growth;
- the likely appeal of high volume, value-based home improvement retailing.

Kingfisher's conclusion is to focus international development on Europe and the Far East, specifically Poland, Italy, China and Taiwan, markets where the Group is already well established with successful, growing businesses.

On a much smaller scale, the Group will explore opportunities in other European and Far Eastern markets that meet its criteria. These include:

- Turkey, where Kingfisher already has a small presence through a joint venture with the Koç Group;
- Spain, where Brico Dépôt will open three stores during 2003;
- South Korea, where the first B&Q store will open in Seoul during 2004.

Kingfisher – 'at your service' across Europe and the Far East

Canada ○
○ Turkey
○ Spain
China
Taiwan
○ South Korea
○ Brazil

Key
Exiting the market ○
Test market ○

Canada
Réno-Dépôt

Stores	20
Sales space	254,700 sq m
Employees	3,174

Turkey
Koçtas (joint venture)

Stores	5
Sales space	21,800 sq m
Employees	333

Taiwan
B&Q (joint venture)

Stores	14
Sales space	63,300 sq m
Employees	1,259

Brazil
Castorama

Stores	3
Sales space	26,000 sq m
Employees	468

China
B&Q

Stores	8
Sales space	88,500 sq m
Employees	2,633

Home Improvement

UK & Ireland

Number 1 in home improvement

Stores	320
Sales space	1,989,500 sq m
Employees	23,738

Number 1 in direct home improvement

Employees	1,469

France

Jointly number 1 in home improvement

Stores	161
Sales space	1,232,600 sq m
Employees	14,919

Belgium

Home improvement chain

Stores	1
Sales space	11,500 sq m
Employees	73

Germany

Home improvement chain

Stores	6
Sales space	55,000 sq m
Employees	344

Strategic alliance with the leading German DIY warehouse retailer

Italy

Growing home improvement chain

Stores	14
Sales space	94,500 sq m
Employees	1,378

Poland

Jointly number 1 in home improvement

Stores	54
Sales space	312,600 sq m
Employees	4,961

The world's most international home improvement retailer, number 1 in Europe with more than 600 stores in 12 countries

Turnover by geography (£m)


France
2,045.2
UK & Ireland
3,748.1
International
963.9

Store numbers by geography


France
161
UK & Ireland
320
International
125

Selling space by geography (000s sq m)


France
1,232.6
UK & Ireland
1,989.5
International
927.9

Employees by geography*


France
14,919
UK & Ireland
25,207
International
14,623

*Note: employee numbers are full-time equivalent

perfor

nst our growth agenda

Group financial highlights

- pre-tax profits ahead 17% to £655 million
- strong growth in Home Improvement – total sales up 15.8%, 4.3% like-for-like
- Castorama integration progressing well
- review of international Home Improvement operations confirms focus on Poland, Italy and the Far East
- total sales growth in Electrical & Furniture sector of 3.0%, like-for-like down 1.2%
- underlying net debt fell by £0.2 billion driven by strong cash flow

	2003 (£m)	2002 (£m)
Continuing operations		
Retail sales	**10,654.0**	9,618.7
Retail profit (before exceptionals and goodwill)	**694.3**	614.4
Profit before tax (before exceptionals and goodwill)	**655.4**	560.1
Profit before tax	**494.1**	470.3
Earnings (before exceptionals and goodwill)	**353.5**	266.8
Earnings	**169.7**	181.4
Basic earnings per share (before exceptionals and goodwill)	**16.7p**	16.0p
Basic earnings per share	**8.0p**	10.9p
Full year dividend per share	**9.5p**	9.06p
Net debt	**1,926.4**	1,044.2
By sector		
Retail sales	**10,654.0**	9,618.7
Home Improvement	**6,757.2**	5,833.9
Electrical & Furniture	**3,896.8**	3,784.8
Retail profit	**694.3**	614.4
Home Improvement	**534.1**	430.7
Electrical & Furniture	**160.2**	183.7


Turnover by business (£m)
Electrical & Furniture 3,896.8
Home Improvement 6,757.2
Store numbers by sector
Electrical & Furniture 652
Home Improvement 606
Selling space by sector (000s sq m)
Electrical & Furniture 879.1
Home Improvement 4,150.0
Employees by sector*
Electrical & Furniture 24,553
Home Improvement 54,749


Retail sales (£m)
Home Improvement
2,055.4
4,528.3
5,093.5
5,833.9
6,757.2
99 00 01 02 03
Electrical & Furniture
2,458.1
3,188.0
3,564.9
3,784.8
3,896.8
99 00 01 02 03
Retail profit (£m)
Home Improvement
188.1
365.8
398.5
430.7
534.1
99 00 01 02 03
Electrical & Furniture
173.4
194.3
184.0
183.7
160.2
99 00 01 02 03

mation

sept

Kingfisher gains full management control of Castorama

Kingfisher takes full management control of CDI. The old co-control structure is replaced with a unified, accountable management team united behind a simple growth plan.

oct



New CEO announced

Gerry Murphy is announced as Kingfisher's new Chief Executive Officer, succeeding Sir Geoffrey Mulcahy who retires from the Kingfisher Board in early December.

Shareholding in Hornbach increased

Kingfisher increases its economic interest in Hornbach, the leading DIY warehouse retailer in Germany, to more than 21%.

nov

Kingfisher owns more than 99% of CDI

Following an extended offer to the Castorama minority shareholders, Kingfisher announces that it owns 99.4% of the issued share capital of CDI.

2003

jan

Kingfisher sells German electricals business

An important step towards the separation of Electrical & Furniture is taken with the announcement of the sale of German brand ProMarkt.

UK retail parks sold

Chartwell Land, Kingfisher's specialist retail property company, announces the £693 million sale of 15 UK retail parks and five retail development sites held in its investment portfolio.

Contents

Kingfisher Annual Review 2003 and *Kingfisher Annual Accounts 2003* – please see note on p52.

ming

Electrical & Furniture



UK

COMET

Number 2 electricals retailer

Stores	251
Sales space	239,300 sq m
Employees	8,734

Holland

A leading electricals retailer

Stores	32
Sales space	36,500 sq m
Employees	785

Belgium

Number 1 electricals retailer

Stores	52
Sales space	41,700 sq m
Employees	644

Luxembourg

DARTY

Stores	2
Sales space	2,600 sq m
Employees	40

Czech & Slovak Republics

A leading electricals retailer

Stores	22
Sales space	21,000 sq m
Employees	915

France

DARTY

Number 1 electricals retailer

BUT

Number 2 in furniture, number 5 in electricals

Stores	293
Sales space	538,000 sq m
Employees	13,455

Europe's third largest electricals retailer with 652 stores in seven countries


Turnover by geography (£m)
UK 1,319.3
France 1,788.4
International 254.4
Germany 534.7


Store numbers by geography
UK 251
France 293
International 108


Selling space by geography (000s sq m)
UK 239.3
International 101.8
France 538.0


Employees by geography*
UK 8,734
France 13,455
International 2,484

*Note: employee numbers are full-time equivalent

transfor

our costs...

Kingfisher is a customer-driven business with a simple aim – to give people the inspiration, confidence and product solutions with which they can create better homes.

The booming popularity of home improvement has coincided with a fundamental shift in the customer profile – fewer families, more female shoppers, more time-pressured, more affluent, highly value-conscious.

Group brands now offer products that are easier to use, with more comprehensive instruction and less preparation and finishing. Products with detailed explanation and a greater focus on colour, design and the end result. Ranges combining leading edge design with seasonal flexibility.

Kingfisher has also pursued new and innovative ways of delivering exceptional value for money. EDLP – 'every day low pricing' – was launched in 1998 and it quickly became clear that low retail prices every day required low supplier costs every day.

The Cost Price Reduction Programme (CPR) was created specifically to deliver a reduction in the cost of goods and drive the bottom line. The programme aims to forge mutually-beneficial long term partnerships with key suppliers – relationships that benefit both sides of the retailer:supplier equation:

- for Kingfisher, lower product costs and commonality where the real benefit lies – at the product, component or formulation level;
- for suppliers, growing volumes and the associated opportunity to reduce costs and invest in their operations.

Today, an increasing number of suppliers are transforming their business and driving long term profit growth through partnership with Kingfisher.

CPR was introduced in Castorama France towards the end of 2002. Initial results have been encouraging and the programme will underpin delivery of this year's targeted integration benefits. It will create similar opportunities for long term partnerships, including suppliers working across the Group with both B&Q and Castorama.

Today, Kingfisher is working with suppliers to longer time horizons than ever before – three, five, even seven years – with agreement on capacity, cost reduction and product innovation. This is creating a truly world class supplier base.

No other home improvement retailer in the world operates a comparable, systematic programme of cost reduction with such significant benefits for the business, its shareholders, suppliers and, of course, customers. CPR is entirely customer focused – the people who shop at Kingfisher's Home Improvement brands experience the CPR saving as lower prices, improved service and more and better stores.



1992

Crown Emulsion Matt White 5 litres	£13.9
Gainsborough 9.5kw Shower 1000X	£159.99
Bacho 244 Saw	£11.49
B&Q Value Silk Magnolia Paint 5 litres	£20.96
Dehumidifier WDH-101P	£219.00
Avon 6 Panel Door	£34.95
TOTAL	£460.37

THANK YOU FOR SHOPPING WITH B&Q

ming

.and our prices

Driving down the cost of home improvement B&Q's 'Price Reverse' campaign – an initiative enabled by CPR – has reduced the price of many products to levels lower than ten years ago

2002*

Crown Emulsion Matt White 5 litres	£6.98
Gainsborough 9.5kw Shower 1000X	£89.98
Bacho 244 Saw	£6.88
B&Q Value Silk Magnolia Paint 10 litres	£8.98
Dehumidifier WDH-101P	£99.00
Avon 6 Panel Door	£16.94
TOTAL	£228.76

THANK YOU FOR SHOPPING WITH B&Q

*Note: actual prices, not adjusted for inflation. RPI over the period was 26.5%

Chairman's statement

strategy creates

Overall, it has been a busy year at Group level during which the management team has delivered its objectives. We plan that this year will be similarly productive, both strategically and operationally



Francis Mackay, Chairman

I believe the past year can be characterised as perhaps the most significant period of strategic transformation in Kingfisher's 20-year history. We unified the Group's Home Improvement business and, at the time of writing, were working towards completing the separation of our Electrical & Furniture sector by the end of our second quarter in the current financial year.

We also maintained our focus on the customer and delivered a strong set of operational results. Retail sales were up by nearly 11% to just under £10.7 billion. Pre-tax profit before exceptionals and goodwill grew faster than sales – up 17% to more than £655 million.

This performance underlines the quality of our retail brands, particularly B&Q, Castorama, Brico Dépôt, Darty, Comet and BUT, and is a tribute to the hard work and professionalism of Kingfisher people throughout the business. On behalf of the Board, I would like to take this opportunity to thank them all for their efforts during the year.

Our plan is for Kingfisher to become an integrated, international, dedicated home improvement retailer with leading brands in attractive growth markets. We will offer customers the best possible price, service and choice in their local markets and deliver superior shareholder returns by driving further benefits from our considerable scale.

In May 2002 we initiated the final phase in Kingfisher's transformation. We announced our intention to buy the minority shareholding in Castorama and, at the same time, to seperate Electrical & Furniture.

The rationale was clear. First, unify the management of Kingfisher's Home Improvement business to unlock significant benefits for the business, its shareholders, employees and customers – not least the opportunity to realise the potential of Castorama in France.

Second, separate our Electrical & Furniture business to ensure clear management focus and a priority of resources in both people and capital.

The separation creates two independent and focused businesses in the European home improvement and electricals markets with leading positions, excellent growth potential and dedicated management teams.

We gained full management control of Castorama in September 2002. The old co-control structure was removed and replaced by a unified Board focused on delivering further growth and improved performance. B&Q, Castorama France, Brico Dépôt and the international businesses are all represented.

During the year we also increased our economic interest in Hornbach, the leading DIY warehouse retailer in Germany, to more than 21%. This reflects the encouraging progress made in developing the relationship between Kingfisher and Hornbach and our belief in its excellent prospects in Germany and other European markets.

The thrust of our transformation process has subsequently moved to the separation of Electrical & Furniture. Subject to receiving the necessary shareholder approval, this should be

two focused businesses

completed through a demerger on the London Stock Exchange by the end of July 2003.

Electrical & Furniture is a good business with a strong cash flow. Its new name will be KESA Electricals plc. David Newlands, currently Chairman of Tomkins plc, has been appointed Chairman. He joins Chief Executive Jean-Nöel Labroue and Finance Director Martin Reavley, and will play a leading role in appointing the non-executive directors. We expect that KESA Electricals will be demerged with around £400 million of debt, subject to working capital movements and finalisation of terms with lending banks. I'm confident the new business will enjoy a successful independent future.

We took an important step towards the demerger in January 2003 with the sale of German brand ProMarkt. In the process we secured the immediate future of the brand and its 3,500 people while minimising the cash cost to Kingfisher of withdrawing from the business.

Another important strategic step towards our transformation was the £693 million sale of Chartwell Land's UK retail park portfolio, the proceeds of which will be used to reduce Kingfisher's debt.

The past year was also notable for the successful completion of e-Kingfisher's three-year plan to develop multi-channel retail operations for the Group. Most of our main brands now have multi-channel operations including transactional websites and call centres. As planned, these operations have been integrated into their parent brands.

The appointment of Gerry Murphy as Chief Executive Officer was one of the year's significant events. He's a talented and capable successor to Sir Geoffrey Mulcahy and I have every confidence that he and Kingfisher's strong management team will continue to deliver the challenging objectives we've set ourselves.

Sir Geoffrey retired from the Kingfisher Board at the beginning of December 2002. He is an outstanding figure in British business whose vision was critical to Kingfisher's success from the outset. He led the Group for almost exactly 20 years following its inception as Paternoster in the early 1980s, during which time he steered the business to its present position as a leading force in British and international retailing. On behalf of the Board, Kingfisher's shareholders and everyone in the business, I would like to thank him for his leadership and dedication over the past two decades.

Overall, it has been a busy year at Group level during which the management team has achieved its objectives. We plan that this year will be similarly productive, both strategically and operationally. We're building from a strong platform – by far the leader in European home improvement with a clear growth strategy to build on our strengths.

Looking ahead, a key objective for the management team will be to improve return on capital. The opportunity to improve the performance of Castorama France is a key ingredient, along with increasing the returns from our successful international businesses.

Today, Kingfisher is well positioned with strong momentum and experienced operational management teams throughout the business. With a sole focus on home improvement retailing, we can concentrate on growing the business and delivering real value for our shareholders. Our top priorities are to keep improving our customer offer, grow market share, continue to drive profitability and improve shareholder returns. While the current environment is uncertain, we remain cautiously optimistic for the year ahead.

Francis Mackay
Chairman

scale and diversity represent a huge

Kingfisher is well placed to create value in the long term. With scale and diversity from leading brands, formats and channels in Europe and Asia, we have substantial organic growth potential



Gerry Murphy, Chief Executive Officer

opportunity

Kingfisher is one of Europe's great retailers and I am privileged to have been chosen as its Chief Executive Officer, a role I assumed just after the end of the year under review.

During that year, Kingfisher made significant strides in its transformation into a dedicated home improvement business and, at the same time, delivered a strong set of financial results.

Total sales increased by nearly 11%, with 17% growth in pre-tax profit before exceptionals and goodwill and a reduction in underlying net debt of £0.2 billion. Growing profit ahead of sales was a notable achievement in the face of ongoing global uncertainty and falling consumer confidence in our core markets. Kingfisher's demonstrated ability to improve margin and manage costs has served it well and will continue to be important in unpredictable markets.

The operational review contains a detailed report on the businesses. Here, I would like to concentrate on key aspects of our operational and strategic agenda.

Operational progress

Our first priority is to maintain the current momentum in our Home Improvement business. Gaining full management control of Castorama in September 2002 allowed Kingfisher to launch the integration process with a simple three-point plan for growth:

- backing the fast-growing businesses – B&Q and Screwfix Direct in the UK, Brico Dépôt in France, Castorama Poland and Italy and B&Q China and Taiwan;
- revitalising Castorama France;
- focusing international resources where returns will be greatest.

Last year saw overall sales growth in all key home and international markets. All brands contributed to total and like-for-like sales growth, although progress at Castorama France was relatively modest.

Our main businesses have ambitious plans to increase selling space in the current year. The exception is Castorama France, where the focus is on driving improved performance from the existing chain. This revitalisation will require progress in sales and costs and some management renewal.

The French home improvement market is large – around 80% of the size of the UK – and has averaged growth of around 4% over the past five years. It is stable, not least because of planning restrictions which limit the opening of new large format stores – particularly those of 6,000 square metres or more.



International opportunities
With the Far East among Kingfisher's targets for international expansion, B&Q almost doubled its selling space in China during the year. B&Q is already established as the leading home improvement retailer in Taiwan


Bâtiment

A renaissance for Castorama France
A tactical revamp of the Hellemmes store near Lille points the way forward for Castorama. Once proven, the revamp will be rolled out across the French network. In addition, new store openings in the current year will trial more radical, strategic concepts

Castorama is the joint market leader with an outstanding brand. Like B&Q in the UK, Castorama is synonymous with home improvement in France. Its nationwide network of 105 large stores is a particularly valuable asset within the strict French planning environment.

Nonetheless, Castorama's average growth of around 2% over the past five years is less than half that of the market. Kingfisher has been working with Castorama to introduce some 'quick wins' across the network, centrally-driven initiatives such as till and aisle-end promotions and cross-merchandising. These measures have made an immediate and positive impact on sales.

Castorama is also working on format development. In mid-March 2003, the Hellemmes store near Lille re-opened following a tactical revamp. The approach is similar to the highly successful Project Wheel, which invigorated the B&Q Supercentre chain in the mid-1990s. Once proven, the Hellemmes revamp will be rolled out across the Castorama network.

More fundamentally, the opening of three new stores in the current year will test more radical, strategic concepts – steps on the road to a major renaissance of the Castorama brand.

B&Q's successful Cost Price Reduction Programme (CPR) was introduced into Castorama towards the end of 2002 and will underpin the delivery of this year's integration targets, as will the now-completed combination of the London and Lille corporate head offices.

Philippe Tible, a highly experienced French home improvement retailer, has been appointed Chief Executive of Castorama France and will play a pivotal role in revitalising the business and its management.

Following a review of Kingfisher's Home Improvement businesses outside the 'home' markets of the UK and France, the Board has decided to focus international development on Europe and the Far East, specifically those countries where we are already well established with growing and successful businesses – Poland, Italy, Taiwan and China.

On a much smaller scale, opportunities will be explored in other European and Far Eastern countries that meet our criteria – sizable markets where it is possible to achieve market leadership organically. These are Turkey, Spain and South Korea. In contrast, we have decided to exit from current positions in Canada, Brazil, Belgium and Castorama Germany.

Overall, the integration programme announced last year remains on track and we expect to deliver our targets for the current year.

Strategic progress

At the time of writing (April 2003), Kingfisher's management team is working towards completion of the demerger of Electrical & Furniture by the end of our second quarter. I believe that both businesses will benefit enormously from separation and the resulting clarity of purpose and transparency of performance.

At the point of demerger Kingfisher will be, for the first time, a single sector business – the world's most international home improvement retailer, the largest outside the USA and number three overall.

Yet it will still be a complex organisation – multi-brand, multi-format, multi-channel and multi-market and with a very fragmented supply base.

Kingfisher's combination of scale and diversity represents a huge opportunity. We have diverse customers in a number of different markets who, nonetheless, have many shared needs that can be satisfied by similar products potentially sourced from common suppliers.

To exploit this opportunity we will continue to build a world class supply base that will give commonality at the product, component or formulation level. In a retail sector that is characterised by low consumer awareness of manufacturer brands, this will also facilitate the development of exclusive own brand ranges such as Performance Power tools and Colours paint.

Our objective is cheaper, better products for our customers, more business for our key suppliers and more value for our shareholders. Kingfisher's role is to create shareholder value from our unique combination of scale and diversity. We are addressing this challenge in four distinct ways.

First, we will define the customer proposition and economic model for each brand and each format in each market. Second, we will organise our sourcing, supply chain, systems, people and property so that we exploit our scale effectively and provide the best possible support to our brands and formats. Third, we will measure growth and returns rigorously so that we can prioritise our investment and align our remuneration systems. Finally, we will communicate our intent and our progress to our key stakeholders in simple and unambiguous terms.

I do not expect a radical shift in Kingfisher's emphasis because I believe that the Group is, fundamentally, heading in the right direction. I am, however, convinced we can do a lot more to make our business more effective and more efficient.

Kingfisher is well placed to create value in the long term. With scale and diversity from leading brands, formats and channels in Europe and Asia, we have substantial organic growth potential.

With a clear focus on value for customers and returns for shareholders, I have every confidence that the excellent people in this business can, and will, deliver.



Gerry Murphy
Chief Executive Officer



A challenging year for Ellen
It was another exciting year for Kingfisher yachtswoman Ellen MacArthur. First place in the transatlantic Route du Rhum in 2002 was followed by a brave attempt at the Jules Verne round-the-world record early in 2003. Kingfisher's announcement of a new 75ft trimaran for Ellen promises more excitement in the year ahead. Follow her progress on www.teamkingfisher.com

Operational review
Home Improvement

Kingfisher is Europe's leading home improvement retailer and the world's most international, with more than 600 stores in 12 countries. The Group enjoys market leading positions in the UK, France, Poland and Taiwan, and is the largest home improvement business anywhere outside the USA.

Home Improvement was the driving force behind Kingfisher's overall sales and profit growth, with total sector sales for the year up nearly 16% to more than £6.7 billion, a 4.3% like-for-like increase. Retail profit grew faster than sales, up 24% to £534 million.

UK sales rose by nearly 17% to more than £3.7 billion, just over 5% on a like-for-like basis, with retail profit climbing by nearly 20% to just over £360 million.

The UK's repair, maintenance and improvement (RMI) market grew by 4% during the year, with B&Q continuing to outperform the competition and increasing market share from 12.3% to 13.5% – a result of its aggressive expansion programme, range innovation and determination to drive down the cost of home improvement for customers across the UK. The company grew sales by nearly 16%, up 3.8% on a like-for-like basis.

During the year, B&Q opened 14 new B&Q Warehouse stores and four new B&Q Supercentres. It was a particularly exciting year for the B&Q Supercentre chain, with the four new stores launching the new 'mini-Warehouse' format.

The mini-Warehouse vision is a complete store for home improvement, DIY project completion and trade basics. The format shares brand values with B&Q Warehouse, an alignment that is supported by common marketing, ranging, pricing and in-store layout.

The objective is to provide a platform for long term growth in markets that are too small to sustain a B&Q Warehouse, and provide shoppers with access to the full B&Q range by combining products on shelves with special order facilities and multi-channel services, including the internet and home delivery.


New

B&Q's UK RMI market share %


9.0
10.1
11.2
12.3
13.5
98 99 00 01 02

UK home improvement market (£bn)


Showroom
4.1
Decor
3.6
Hardware
5.0
Building
8.3
Gardening
4.6


B&Q doitcard
B&Q doitcard

Spreading the cost for customers

B&Q launched two new store cards during the year

A new store to drive growth

B&Q's new 'mini-Warehouse' format shares key brand values with B&Q Warehouse and offers a platform for long term growth in markets too small to sustain a B&Q Warehouse

sions to growth




B&Q
Mini-Warehouse
Around 5,000 sq m
and 22,000 product
lines
B&Q
B&Q Warehouse
Around 14,000 sq m
and 35,000 product lines

Total sales up 34.8%

Like-for-like sales up 8%

Stores numbers up to 56



As well as the four new stores, four revamps converted existing B&Q Supercentres to the format. All stores are trading ahead of expectation, and B&Q plans to open another three new mini-Warehouses in the coming year.

B&Q achieved growth across all categories, and continued to stimulate market demand through the introduction of quality new ranges at every day low prices. Sales of 'it' kitchens, Performance Power tools, new laminate flooring and kitchen appliances were particularly strong.

The 'Price Reverse' campaign continued to lower the cost of home improvement for customers, with the price of many products today at the same level they were in the early 1990s. In addition, the introduction of two new store cards – 'Homeplan' and 'You Can Do It' – helped customers spread the cost of their purchases. Since its launch in December 2002, more than 30% of showroom purchases have been made using the Homeplan card.

B&Q's Cost Price Reduction Programme (CPR) is now in its third year and continues to yield significant benefits. The programme has enabled B&Q to improve prices for customers, introduce new and exclusive product ranges and invest in store service and efficiency initiatives. CPR, combined with the introduction of more aspirational product ranges, helped lift gross margin during the year.

Screwfix Direct, Kingfisher's specialist catalogue and internet Home Improvement brand, grew sales by 31% during the year. The internet now represents 18% of total sales and screwfix.com now receives more than 100,000 unique visitors every week.

Against a background of declining consumer confidence, the French home improvement market grew by 4.6% in 2002/03. The combined Castorama and Brico Dépôt chains increased

Closer links revitalise our chain


B&Q
WAREHOUSE
castorama

Driving sales at Castorama France
Kingfisher and B&Q have been working with Castorama on in-store initiatives to drive like-for-like sales growth as well as the introduction of CPR

Kingfisher's share of the market and achieved sales growth of 11.5% to just over £2 billion, up 2.4% on a like-for-like basis.

Castorama's total sales grew by 2.7%, a like-for-like rise of 1.4%. Sales of paint, kitchens, flooring, lighting, bathrooms and in the garden and plants category were particularly strong, benefiting from Castorama's ongoing focus on range improvements. Sales were also supported by increased spending on advertising.

During the year, two new stores were opened, four were relocated and two transferred to Brico Dépôt. Total selling space grew by almost 4% to more than 977,000 square metres.

An improved product mix and the benefits of central distribution and buying improved gross margin. However, with costs growing more quickly due to significant investment in the existing store network, pre-opening costs, staff costs and advertising costs, operating margin declined.

Since October 2002, Kingfisher and B&Q have been working with Castorama on the introduction across all stores of a number of 'quick win' initiatives to drive like-for-like sales. These include till and end-aisle promotions and cross-merchandising such as clip-strips of paint brushes alongside paint displays.

In addition, CPR was introduced into France with a conference for the top 200 suppliers and new incentive schemes for Castorama buyers. The programme will underpin the delivery of the current year's integration targets.

Brico Dépôt enjoyed another strong year's trading with total sales ahead 34.8% in local currency, up nearly 8% on a like-for-like basis. The brand's performance was helped by range improvements during the year, with particular success in building materials.

During the year, 13 new stores were opened, bringing the total to 56. The scale benefits associated with Brico Dépôt's continuing expansion had a positive impact on operating margin.

Outside the UK and France, almost all Kingfisher's international Home Improvement businesses grew operating profit, with particularly strong performances from Castorama Poland, Réno-Dépôt in Canada and Castorama Italy.

Low consumer confidence and high unemployment characterised the Polish market, yet Castorama Poland grew total sales by nearly 38%, like-for-like sales by just over 11% and profit by more than 40%. The opening of four new warehouse stores took the total to 16, while the careful management of store and central costs improved operating margin.

In an increasingly competitive market, Réno-Dépôt achieved like-for-like sales growth of 1.7% and reported substantially improved profit, with benefits from higher buying margin, a focus on store costs and a reduction in the marketing expenditure that was associated with last year's launch of The Building Box in Ontario.

Total sales at Castorama Italy were up 19.2%, an increase of 8% on a like-for-like basis. Profit grew by more than 40%. Two new warehouse store openings took the total in Italy to 14.

B&Q Taiwan opened two new stores during the year and increased total sales by 26.8% in local currency, a like-for-like rise of just over 9%. Profit was flat, the result of a difficult consumer climate.

B&Q China continued its expansion programme with the opening of three new stores almost doubling the existing selling space. Overall sales grew by more than 142%, up by nearly 19% on a like-for-like basis. The business has established a market leading position in Shanghai and, before pre-opening costs, is now profitable.


Papier peint / Rideau / Luminaire



new po

in European electricals


DARTY

wer


Darty market share %
13.7
13.6
13.8
13.9
13.8
98 99 00 01 02


French electricals market (€bn)
Brown goods 5.0
White goods 6.3

Operational review Electrical & Furniture

The demerger of Kingfisher's Electrical & Furniture sector creates KESA Electricals plc, a new power in European electricals retailing. The business is number three in Europe with 652 stores in seven countries.

The sector's total sales for the year grew by 3% to more than £3.8 billion, a like-for-like decline of 1.2%. Excluding ProMarkt, the German business sold at the beginning of February 2003, total sales grew by 6.4%. Retail profit fell by 12.8% to just over £160 million, reflecting a tough trading environment across continental Europe.

In France, consumer confidence continued to weaken throughout 2002/03. For the year to January 2003, the white goods market – a key product area for Kingfisher – declined by 1.6%, while the market for brown and grey goods grew by 2.4%.

Against this difficult background, French market leader Darty saw total sales decline by 0.6% to just over £1.3 billion, with like-for-like sales down 2.8%.

Nonetheless, Darty held market share and achieved 2.5% growth in brown and grey products such as home cinema systems, large screen TVs, DVD players, laptop computers and digital cameras. Sales of white goods declined in line with the market.

Gross margin fell, reflecting a shift in the sales mix towards new technology products and lower mobile phone commissions. A reduction in costs was insufficient to offset the decline in both sales and margin and, as a result, profit for the year was down 19% at £99.5 million. However, Darty remains a highly profitable business – electricals retailing is traditionally low margin and there are few other businesses in the world which achieve a profit margin above 6%.

Darty opened six new stores during the year, refurbished seven and relocated a further three. Selling space increased by just over 6% and, in the coming year, Darty plans to continue its recent trend of adding new space by opening six new stores and refurbishing another six.

French electricals and furniture retailer BUT also felt the impact of depressed consumer confidence. Total sales grew by just over 15% in local currency, but like-for-like sales fell by 2.4%. BUT's total sales were just under £480 million with retail profit of £53.6 million.


BUT

Leading in French electricals
In a tough trading environment, market leader Darty held share and remains highly profitable. Growth in electricals and furniture chain BUT was driven by new space

Trading in both electricals and furniture was challenging during the year and sales growth was driven by the addition of new space, with the acquisition of 12 franchise stores taking the owned total to 101. BUT also continued its refurbishment programme which aims to have all owned and franchise stores in the same format by the end of 2003.

In furniture, sales of sofas and kitchens performed well. In electricals, sales of brown goods such as large screen TVs were also relatively good. The benefit of central sourcing and distribution – including the opening of a new distribution centre in Dijon – was reflected in an improved product margin.



In-store enhancements deliver smiles all round



999

Better for customers
Comet's introduction of wider ranges, better in-store service and improved product information encouraged customers to trade up to higher specification products, which increased both average selling price and product margin

Comet market share %



12.1
12.9
13.3
13.5
13.1
98 99 00 01 02

UK electricals market (£bn)



Brown goods 4.5
White goods 4.6

In the UK, Comet's core market grew by just over 6% in the period February 2002 to January 2003. Brown goods were responsible for a significant proportion of market growth due, in no small part, to a consumer demand fuelled by the 2002 World Cup.

Comet grew total sales by 5.3% to more than £1.3 billion, up 1.6% on a like-for-like basis, with a strong 9.6% growth in profit to nearly £48 million.

Comet continued to pursue its strategy of developing a more specialist, value-added customer offer with the result that it grew share within the electricals specialist sector but gave up share to the mass merchants at the lower value end of the market, particularly small domestic appliances such as kettles and toasters. During the year, Comet's overall market share dropped 0.3% to just over 13%.

The introduction of wider ranges, better in-store service and improved product information encouraged customers to trade up to higher specification products, which increased both average selling price and product margin. Sales were particularly strong in categories such as large screen TVs, DVD players, home cinema systems, games and laptop computers.

Improved product margin combined with strong cost control – specifically within after-sales service, home delivery and central costs – to deliver the overall improvement in operating margin.

During the year, 12 new 'interactive' destination stores were opened, taking the total to 43. In addition, following trials at the beginning of 2002, 47 core stores were 'relaid' to increase the space allocated to faster selling products such as multimedia.

Away from the UK and France, Kingfisher's international Electrical & Furniture brands include Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech Republic and Slovakia.

Vanden Borre continued the integration of the Hugo Van Praag business and, with like-for-like growth of 19.3%, significantly outperformed the market. Strong sales and cost management improved overall operating margin.

BCC continued to modernise its store format and added 28.5% new space during the year, but faced tough trading conditions in a very price competitive market. Despite aggressive competition, however, sourcing benefits helped BCC improve product margin and reduce operating losses.

In January 2003, Kingfisher announced the sale of German electricals business ProMarkt. The deal secured the immediate future of the company and its 3,500 people while minimising the cash cost to Kingfisher of withdrawing from the business. Since its acquisition in 1998, and despite the implementation of a turnaround plan in 2001, a significant downturn in the German electricals market and intense competitive activity contributed to ProMarkt's poor performance. Losses for the year under review were around £35 million.


B&Q
COMET
CAMCORDERS
JVC
GR-DX25
£549.95
We check our competitors' prices online. Then we lower ours.

improving the brand experience

UK internet users (millions)


10.7
14.2
19.1
21.7
23.6
98 99 00 01 02

December figures from NOP World

UK internet shoppers growth (millions)


1.0
3.1
5.2
5.8
9.0
98 99 00 01 02

December figures from NOP World

By the end of the year, e-Kingfisher had achieved its three-year mission to develop multi-channel retailing across the Group and reintegrate Kingfisher's e-businesses into their parent brands.

The challenge for e-Kingfisher was to develop new, small and different businesses that maintain the power of the Group's retail brands and exploit a rapidly growing new channel to customers.

This challenge has been met successfully. Kingfisher's e-businesses are now integrated with their retail brands and contributing notably to their growth.

In commercial terms, the year saw strong growth. Overall e-Kingfisher sales, including Screwfix Direct, grew by 52%, with pure internet sales across the division up by 117%. Screwfix finished the year with 18% of total sales achieved through the internet.

NOP surveys show that there are now nearly 24 million internet users in the UK – a figure growing by around 5,000 every day – more than 40% of whom are shopping online. Statistics from Nielson Net Ratings reveal that the number of people in France with access to the internet increased by 24% during the year to February 2003. In this dynamic environment, it is clear that the opportunity remains for many more years of good growth.

Competitively, Kingfisher's e-businesses performed well – in terms of traffic and sales they are all clear leaders in their specialist areas. It is increasingly clear that customers are using a variety of channels to interact with Kingfisher brands, often researching products online before visiting stores to make a purchase. It is also clear that new channels can meet certain customer needs more effectively than stores, and can therefore improve the brand experience for customers.

Comet is Kingfisher's best example of a truly multi-channel retailer using an integrated combination of stores, call centre and the internet. Not only was Comet's website – comet.co.uk – the UK's fourth most visited retail site during the year, an online survey carried out by the brand showed that 30% of visitors to the site subsequently intended visiting a store.

In a similar way the B&Q site – diy.com – which was only launched in 2001, is already used by more than 10% of B&Q Warehouse shoppers – well over a million people every month.

Operational review
Property

Two storey glory! B&Q Warehouse Sutton – the UK's first two-storey B&Q Warehouse – won The Most Innovative Out-of-Town Retail Store or Supermarket Design at the 2002 *Property Week* Retail Awards

Chartwell Land, Kingfisher's specialist retail property company, continued to provide new retail space for the Group's UK businesses throughout the year.

Four new stores, including three B&Q Warehouses at Sutton, Grimsby and Culverhouse Cross, were opened. The Sutton store – the UK's first two-storey B&Q Warehouse – won The Most Innovative Out-of-Town Retail Store or Supermarket Design at the 2002 *Property Week* Retail Property Awards.

In line with the Group's future focus on home improvement, and taking advantage of market demand for quality retail property, Chartwell Land disposed of a number of properties during the year.

The most significant transaction came in January 2003, when the £693 million sale of 15 retail parks and five retail development sites to a property development consortium was announced.

Total exceptional profit for the year, most of which was generated by the retail park sale, was £143 million. Operating profit was £58.5 million, an increase of just over 29% on last year. Total returns – operating profit, profit on investment property and the portfolio revaluation surplus – increased from £70 million to £241 million.

The significant increase in total returns was driven by the profit on investment sales as well as the increased operating profit and a higher revaluation surplus, up £11.4 million to £39.3 million.

At the year end, Kingfisher retained £2.0 billion of freehold property.


a new level of success
WELCOME TO
B&Q WAREHOUSE
SUTTON
10%
Gardening
Building
Doors
Electrical
ATTENT

Operational review
Corporate social responsibility

Strategy

Kingfisher's influence extends well beyond the geographic spread of its stores, touching the lives of thousands of people every day. These people are not just customers, employees and shareholders, but those living near stores or working in product supply chains.

The Group's approach to social responsibility starts with the issues associated with the products it sells. A typical kitchen cabinet, for example, will make a long journey from forest, to factory, to customer's home. When it needs replacing, it goes into landfill or to a recycling centre. There is an impact to both people and the environment in every stage of this journey.

In February 2003, Kingfisher published *How green is my kitchen?*, its second review of environmental and social action and the follow up to *Kingfisher's plan for corporate social responsibility*, which was published in 2001. The new publication outlines the Group's approach to sustainable development and the progress being made across its international operations.

The twelve trends

There are many social and environmental issues that Kingfisher needs to address. To make them easier for operating companies and suppliers to manage, Kingfisher has grouped the issues into 12 broad environmental and social trends:

- "Every product has a story to tell – we need to ensure that the story is good."
- "We will be judged by the way the people who make our products are treated."
- "Our suppliers need to be cleaner and greener too."
- "We're selling more wood, but it's becoming harder to find."
- "Chemicals are causing increasing concern and controversy."
- "Climate change equals changes to homes – appliances will change too."
- "Packaging waste will become a bigger financial waste."
- "We need to plan what happens when our customers want to dispose of the products they bought from us."
- "The way we treat all our people is becoming more important than ever."
- "Communities will reject businesses who are not good neighbours."
- "When we throw away rubbish, it takes our profit with it."
- "Moving more stock is good – more traffic congestion is bad."


How green is my kitchen?
Kingfisher's update on the social and environmental trends that affect our business: 2002
KINGFISHER

How green is my kitchen? is available on request by writing to: Kingfisher plc, 3 Sheldon Square, Paddington, London W2 6PX. Alternatively, telephone the corporate social responsibility team on +44 (0)20 7372 8008. The review is also available as a downloadable file on the Group's website www.kingfisher.com

Ladders

For each trend, Kingfisher has developed a 'ladder' to help operating companies identify both commercial risks and potential commercial opportunities. This allows Group brands to develop action plans appropriate to their own markets. The ladders have four rungs:

- leadership – actively influencing government and industry policy
- creating opportunity – driving sales, cost savings and good publicity as a result of a high level of engagement
- managing the issue – plans cover all potential consequences in both operational and product terms
- managing the risk – commercial risks have been eliminated

During the year, Kingfisher helped its operating companies define the actions that are appropriate to each rung of each ladder. B&Q in the UK, Comet, Chartwell Land and Kingfisher Asia Ltd developed detailed ladders for their operations, which other operating companies are using as the basis for their own. This has given Kingfisher a clear picture of where the Group stands as a whole on each trend, and is the basis of the strategy going forward.

Most operating companies have been assessed against the ladders. Full performance league tables, showing the position of every Group brand on each ladder for all 12 trends, can be found in *How green is my kitchen?*

The review also contains considerable detail about the specific and varied activity being undertaken at operating company level, including B&Q's work with South African suppliers to manage the implications of HIV and Aids among the workforce, the support of both B&Q and Castorama for buying certified wood, and the systems Kingfisher has put in place to tackle issues such as factory working conditions and child labour.

Next steps

The past year has seen the business put the commitments outlined in *Kingfisher's plan for corporate social responsibility* into action, understanding the issues that affect the Group in each of its markets and identifying the areas where attention needs to be concentrated.

Looking ahead, the time has come to focus on finding solutions to the social and environmental issues faced by the business, build on the strong foundations already laid by developing a more robust management system and introduce elements of auditing and verification.

Activity will include monitoring political and business trends, using the ladders as an audit protocol to develop a Group-wide draft management system for corporate social responsibility, strengthening policy through consultation with the operating companies, and supporting Kingfisher's global buying strategy.

Promoting awareness of the commercial relevance of social and environmental issues among senior management is also a key target. This work has already started – a Group of senior managers, including main Board director and Chairman of the Social Responsibility Committee Margaret Salmon, attended a Kingfisher Asia Ltd event in Hong Kong that included a tour of a factory in southern China.

In addition, Kingfisher will maintain its process of self-assessment to ensure progress is being made, and will also continue to communicate and report that progress.

An ethical approach to global trading
Below, workers in South Africa, where B&Q is working with suppliers to manage the implications of HIV and Aids within the workforce. Bottom, a group of senior Kingfisher managers tour a factory in southern China.





Directors

As at 1 February 2003

Executive Directors

Helen Weir[4] Finance Director

Appointed to the Kingfisher Board as Group Finance Director in October 2000. Previously Finance Director at B&Q since August 1997.Before joining B&Q in 1995, she held a senior position at McKinsey & Co. She began her career with Unilever plc. She is also a non-executive director of The City of London Investment Trust and is on the Supervisory Board of Hornbach Holding AG. Age 40.





Ian Cheshire[3,4]

Appointed Executive Director in June 2000 and Chief Executive, International & Development from 6 September 2002. He was appointed Chief Executive of e-Kingfisher in May 2000. Previously Group Director of Strategy & Development. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. Age 43.

Gerry Murphy[3,4,5] Chief Executive Officer

Appointed Chief Executive Officer and a director of the Company on 3 February 2003. Previously he was Chief Executive Officer of media group Carlton Communications plc, global logistics firm Exel plc and food manufacturer Greencore Group plc. Earlier in his career, he held various senior positions with food and drink group Grand Metropolitan plc in Ireland, the UK and USA. He is a non-executive director of Novar plc and Chairman of its Audit Committee. Age 47.





Jean-Nöel Labroue[3]

Appointed October 2000. Chief Executive of KESA. He was Chief Executive of Darty and Chairman of the Darty Board from 1994 to 2000. He joned Darty in 1979, prior to which he was Commercial Director of Intertechnique from 1972 to 1979. Age 55.



William Whiting[3]

Appointed Director in October 2000. William is the Chief Executive of B&Q plc and was previously Managing Director of B&Q International. He joined B&Q in 1982 and has held various positions including Marketing Director and Warehouse Store Director. He began his career with Granada Group. Age 55.

Changes to the Board

Sir Geoffrey Mulcahy resigned as Chief Executive on 1 November 2002 and tendered his resignation from the Board on 5 December 2002. Jean Hugues Loyez resigned as executive director on 17 May 2002. Peter Hardy retired as non-executive director on 7 June 2002. Anthony Percival, executive director, retired from the Board on 31 October 2002. John Bullock, non-executive director and Chairman of the Kingfisher Audit Committee, retired on 31 December 2002.

The Board considers that all the non-executive directors fulfil the requirements for independent directors as presently defined by the Combined Code.

Board committees
1 Audit Committee
2 Remuneration Committee
3 Social Responsibility Committee
4 Finance Committee
5 Nomination Committee

Information on the attendance record of individual directors at Board and Committee meetings for the year ended 1 February 2003 is disclosed on page 28. The Board Committee memberships disclosed on this and the facing page are as at 18 March 2003.

Non-Executive Directors

John Nelson [2,5] Deputy Chairman

Deputy Chairman since January 2002 and Senior Independent Director since April 2002. He is Chairman of the Remuneration Committee. He is also a non-executive director of BT Group plc. He retired as Chairman of Credit Suisse First Boston Europe in 2002 and was formerly Vice Chairman of Lazard Brothers and non-executive director of Woolwich plc. Age 55.

Hartmut Krämer

Appointed 8 November 2002. He has many years of experience of European retailing, having been Chief Executive of the retail clothing group Peek & Cloppenburg and subsequently of Groupe Redcats, the home shopping division of Pinault-Printemps-Redoute. Age 56.

Margaret Salmon [2,3,5]

Appointed September 1997. Chairman of the Social Responsibility Committee. She is also Chair of the Sector Skills Development Agency, Director of Manchester Airport plc, Director of the University for Industry and the University for Industry Charitable Trust. Age 55.

Phillip Bentley [1]

Appointed 4 October 2002. He is Chairman of the Audit Committee. He is also Group Finance Director of Centrica plc. He was formerly Finance Director of UDV-Guinness. Age 44.















Bernard Thiolon [1]

Appointed Non-Executive Director in June 1993 following the Darty merger. Member of the Conseil de Surveillance and Chairman of the Audit Committee of Castorama Dubois Investissements S.C.A. Formerly Président of Banque Colbert and Adviser to the Chairman and Honorary General Manager of Crédit Lyonnais Group. Age 74, he will be retiring from the Board at the end of the Annual General Meeting.

Michael Hepher [1,2]

Appointed September 1997. Non-executive director of Canada Life (UK) Limited and Canada Life Financial Corporation, and Chairman of TeleCity plc. Former Chairman and Chief Executive of Charterhouse plc and non-executive director of Diageo plc and Lloyds Bank plc. Age 59.

Francis Mackay [1,2,4,5] Chairman

Became Chairman of Kingfisher plc in December 2001 following his appointment to the Board a month earlier, and is Chairman of the Nomination Committee. He is also Chairman of Compass Group plc, which he joined in 1986 initially as Finance Director. He was a key member of the management team that led the buyout of Compass Group plc from Grand Metropolitan in 1987 and its successful flotation in 1988. He became Chief Executive of Compass Group plc in 1991 and Executive Chairman in July 1999. Age 58.

Directors' report

For the financial year ended 1 February 2003

The directors are pleased to present their report for the financial year ended 1 February 2003.

Principal activities

The Group trades principally as Home Improvement and Electrical & Furniture retailers with stores in the UK, continental Europe and the rest of the world. In addition, the Group has property interests which are managed in the UK through Chartwell Land.

Review of activities and future performance

For Kingfisher, 2002 was a year of transformation. On 15 May 2002, the Board announced its intention to acquire the outstanding minority interests in Castorama Dubois Investissements S.C.A. ('Castorama') and a proposed £2 billion rights issue, to fund partially the proposed offer. The Board also announced its intention to separate the Home Improvement and Electricals businesses. On 7 June 2002, shareholders approved the proposed offer and rights issue at an Extraordinary General Meeting. French regulatory clearance to make the offer to the other Castorama shareholders was received on 28 August, enabling the Company finally to establish a unified management structure at Castorama. The offer to Castorama shareholders resulted in Kingfisher increasing its interest in the issued share capital of Castorama by 44% to more than 99%.

During the year, Kingfisher purchased a further holding in Hornbach Holding AG, increasing its economic interest in Germany's leading DIY warehouse retailer to 21.2%. It also disposed of ProMarkt, its loss-making German Electricals retail business and sold a number of its UK retail parks for a cash consideration of £693 million.

The separation of the Electricals business is expected to take the form of a demerger, with the new company being listed on the London Stock Exchange. This will enable Kingfisher to further its vision to create an integrated pan-European Home Improvement business that combines global scale with local marketing skills.

In the opinion of the directors, the market value of the Group's properties is not materially different from their net book value.

Non-adjusting post balance sheet events

On 27 February 2003, the Group received £648.6 million in relation to the proceeds from the sale by Chartwell Land of its third party property portfolio. This has been used to reduce Group borrowings.

During 2002 the Group committed to a separation of its electricals business. The Group entered into certain forward currency exchange contracts to protect the sterling value of its expected euro receipts from the sale or IPO of the business. On 19 March, the Company announced the expected demerger of its electricals business in the form of a UK listed company. Consequently, the Company has closed that proportion of its forward currency exchange contracts that it no longer requires at a pre-tax cost of £78.8 million.

Rights issue

On 11 July 2002 the Company launched a one-for-one rights issue of 1,293.6 million new Kingfisher shares at 155 pence per share in connection with the offer for Castorama, as approved by the shareholders on 7 June 2002. Total proceeds, net of issue costs, were £1,961.2 million.

Results and dividends

The profit on ordinary activities of the Group before taxation amounted to £494.1 million (2002: £28.0 million) and a profit after taxation of £270.8 million (2002: £128.0 million loss).

The directors recommend the payment on 13 June 2003 of a final dividend of 6.05p (2002: 5.78p) per ordinary share amounting to £158.1 million (2002: £98.9 million) which, together with the interim dividend of 3.45p (2002: 3.28p) per ordinary share amounting to £89.4 million (2002: £55.6 million) paid on 22 November 2002, makes a total for the year of 9.5p (2002: 9.06p) per ordinary share amounting to £247.5 million (2002: £154.5 million). The dividend pence per share figures for 2002 have been adjusted to reflect the bonus element of the rights issue. After eliminating dividends payable to the Group's Employee Share Ownership Plan Trust (ESOP), the ordinary dividend on equity shares charged to the profit and loss account is £244.0 million (2002: £152.3 million). A scrip dividend alternative was offered to shareholders in respect of the interim dividend and will also be offered in respect of the final dividend. The directors propose to transfer the retained loss of £74.3 million (2002: £856.3 million loss) from reserves.

Directors

Details of the directors of the Company are shown on pages 24 and 25. The Board welcomes Gerry Murphy who took up the position of Chief Executive on 3 February 2003. Two new non-executive directors, Phillip Bentley and Hartmut Krämer were also appointed during the year. As Finance Director of Centrica plc, Phillip Bentley brings to the Board considerable financial, treasury and commercial expertise and replaces John Bullock as Chairman of the Audit Committee. Hartmut Krämer has extensive experience of European retailing and his appointment continues Kingfisher's tradition of having a Board with a strong international composition.

Five directors left the Board during the past year. Sir Geoffrey Mulcahy stepped down as Chief Executive on 1 November 2002 and left the Board on 5 December 2002. He had been a member of the team that led the original acquisition of F W Woolworth in 1982 and joined the Board in January 1983. His vision and grasp of strategic opportunities were critical to Kingfisher's remarkable success story since that date. Other directors who left during the year were Jean-Hugues Loyez, Peter Hardy, John Bullock and Anthony Percival.

Gerry Murphy, Phillip Bentley and Hartmut Krämer hold office only until the Annual General Meeting to be held on 4 June 2003 and, being eligible, offer themselves for election. Ian Cheshire, William Whiting and Helen Weir retire by rotation and are offering themselves for re-election.

Bernard Thiolon, who joined the Board as a non-executive director in June 1993, has announced that he will retire at the end of the Annual General Meeting on 4 June 2003.

Neither Phillip Bentley nor Hartmut Krämer have service contracts with the Company.

Directors' interests

The directors' interests in shares of the Company are shown within the Remuneration Report on pages 39 to 43. No director has any interest in any shares or loan stock of any other Group company other than a small number of shares held by certain directors in French subsidiaries of the Company as a result of the French company law requirement that directors hold 'qualifying' shares.

Combined Code statement

Kingfisher recognises the importance of, and is committed to, high standards of corporate governance. The principles of good governance adopted by the Group have been applied in the following way:

Main Board

The Kingfisher Board currently comprises the Chairman, the Chief Executive, the Deputy Chairman, five other non-executive directors and four other executive directors.

Their biographies illustrate the directors' range of experience, which ensures an effective Board to lead and control the Group. All directors have access to the Company Secretary and may take independent professional advice at the Group's expense. Non-executive directors are appointed for an initial term of three years and each director receives appropriate training as necessary. Since April 2002, the Company has complied with the Combined Code requirement to have an identified Senior Independent Director, namely John Nelson.

During the year ended 1 February 2003, the Board met on 24 occasions. 12 of these meetings were held principally to deal with regular business and the remaining 12 meetings were convened either to approve the periodic trading statements or in connection with the Castorama transaction. The Board has adopted a schedule of matters reserved for its decision and is primarily responsible for the strategic direction of the Group. All directors have full and timely access to information. The Board has successfully completed a further independent evaluation of its performance through the service provided by the Institute of Chartered Secretaries and Administrators. These evaluations, the first of which was undertaken in 2001, examine the operation of the Board in practice including its corporate governance and the operation and content of its meetings.

The Board has established six standing committees with defined terms of reference as follows:

- The Audit Committee is chaired by Phillip Bentley, and includes three other independent non-executive directors. This Committee is responsible for providing an independent oversight of the Group's systems of internal control and financial reporting processes. Each of our major operating businesses has its own audit committee, meetings of which are attended by both Kingfisher's Head of Internal Audit and the external auditors;
- The Nomination Committee is chaired by Francis Mackay and includes two other independent non-executive directors and the Chief Executive. The Committee is responsible for the consideration and recommendation of the appointment of new directors. It met on one occasion during 2002 to consider the selection of the new Chief Executive and the two new non-executive directors. Specialist recruitment consultants were engaged to assist with this process;
- The Remuneration Committee is chaired by John Nelson and includes three other independent non-executive directors. The Committee is responsible for advising the Board on the Company's executive remuneration policy and its costs, and for the application of this policy to the remuneration and benefits of executive directors and certain senior executives. The Remuneration Report contains a more detailed description of the Group's policy and procedures in relation to directors' and officers' remuneration;
- The Social Responsibility Committee is chaired by Margaret Salmon and includes the Chief Executive, three other executive directors and representatives of the operating companies. This Committee is responsible for discussing and developing a general policy relating to environmental, community and equal opportunities matters. The main Board director with overall responsibility for environmental matters is Gerry Murphy;
- The Finance Committee comprises the Chairman of the Board, the Chief Executive and two executive directors. The Committee is responsible for the approval and authorisation of financing documents within its terms of reference and the authority limits laid down by the Board. On behalf of the Board, it reviews borrowing arrangements and other financial transactions, and makes appropriate recommendations. It also allots new shares in the Company to Group employees following the exercise of share options;
- The Share Option Committee comprises any two directors or any one director and the Company Secretary. Its role is to consider the Group's share funding policy in respect of share incentive awards and to decide upon the level of contributions to the ESOP and QUEST in respect of the dilution cost when new shares are issued. This Committee also considers the making of loans to the ESOP in respect of grants that are hedged with existing shares. It has no authority in respect of the making of awards which is a matter reserved to the Remuneration Committee.

Attendance at meetings

The following table identifies the number of Board and Committee meetings held during the past year and the attendance record of individual directors.

	Board meetings		Committee meetings					
	Monthly	Ad hoc	Audit	Remuneration	Nomination	Social responsibility	Finance	Share options
No. of meetings in year	**12**	**12**	**6**	**8**	**1**	**2**	**4**	**1**
Francis Mackay	12	11	5	8	1		2	
John Nelson	10	6		7				
Sir Geoffrey Mulcahy[1]	9	11				1	3	
Phillip Bentley[2]	3	2	2					
John Bullock[3]	11	2	5	7	1			
Ian Cheshire	12	10					4	1
Peter Hardy[4]	6	1	3	2				
Michael Hepher	11	1	3	7				
Hartmut Krämer[5]	3							
Jean-Nöel Labroue	11	1				1		
Jean-Hugues Loyez[6]	2							
Anthony Percival[7]	9	2						
Margaret Salmon	10			8	1	2		
Bernard Thiolon	11		5					
Helen Weir	10	5					3	
William Whiting	12	1				2		

[1] resigned on 5 December 2002 [2] appointed 4 October 2002 [3] retired on 31 December 2002 [4] retired on 7 June 2002 [5] appointed 8 November 2002 [6] resigned on 17 May 2002 [7] retired on 31 October 2002

Company Secretary

The Company Secretary or Deputy Company Secretary act as secretary to all the above Committees, with the exception of the Remuneration Committee, where the Director of Group Human Resources acts as secretary. All directors have access to the Company Secretary for advice on corporate governance, Board procedures and regulatory compliance issues. The Company Secretary is also responsible for facilitating the induction and professional development of Board members and ensuring good information flows within the Board, its Committees and between the non-executive directors and senior management.

Re-election of directors

The Articles of Association require one third of the directors who are subject to retirement by rotation to retire and submit themselves for re-election each year and, in any event, at least once every three years. Names of directors submitting themselves for election or re-election are shown on page 26 and 27.

Directors' remuneration

The Remuneration Committee, on behalf of the Board, ensures that the directors' remuneration is sufficient to attract and retain the directors needed to run the Group successfully. Full details of individual directors' remuneration are shown on pages 36 to 43.

Relations with shareholders

Kingfisher maintains an active dialogue with its shareholders through a planned programme of investor relations. This activity is a key component of its corporate communications programme and is headed by the Director of Investor Relations.

The programme includes formal presentations of full year and interim results, quarterly trading statements on three other occasions during the year and meetings between institutional investors and senior management on a regular basis. Regular communication with shareholders also takes place through the Annual and Interim Reports and via the Company website (www.kingfisher.com/shareholders).

The Annual General Meeting is used as an important opportunity for communication with both institutional and private shareholders, including a short presentation on the business and its latest trading position. Shareholders are encouraged to take this opportunity to discuss with the non-executive directors and executive directors any issues they wish to raise concerning the Company and its activities. John Nelson, as the Senior Independent Director, is available to shareholders if they have concerns that cannot be resolved through normal channels of communication.

Accountability, risk management and audit

Going concern

A statement in accordance with the going concern principle is included in the financial review on page 46.

Internal control

The Board has overall responsibility for the system of internal control and for reviewing its effectiveness throughout the Kingfisher Group. However such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can provide only reasonable and not absolute assurance against material misstatement or loss. The effectiveness of the internal control system is also reviewed by the Group Audit Committee on behalf of the Board.

The Board considers risk assessment and control to be fundamental to achieving its corporate objectives within an acceptable risk/reward profile, and confirms that there is an ongoing process for identifying and evaluating the significant risks faced by the Group and the effectiveness of related controls. As well as being reviewed by the Audit Committee this process is regularly reviewed by the Board and accords with the Turnbull guidance on internal control. The key elements of this process, which have been in place throughout the year under review and up to the date of this report, are:

The Board, which:

- has approved a set of policies, procedures and frameworks that is designed to facilitate the operation of effective internal control, which includes the provision of quality internal and external reporting and compliance with applicable laws and regulations. This is periodically reviewed and updated;
- regularly updates the Group's strategy and reviews the strategies of the operating companies/business areas;
- reviews and assesses the Group's key risks at least annually;
- reviews performance through a comprehensive system of reporting, based on an annual budget with monthly business reviews against actual results, analysis of variances, key performance indicators and regular forecasting;
- has well defined policies governing appraisal and approval of capital expenditure, and treasury operations;
- seeks assurance that effective control is being maintained through regular reports from the Audit Committee and various independent monitoring functions.

The Audit Committee, which:

- has delegated responsibility from the Board to provide an independent oversight on the effectiveness of the Group's internal control systems and financial reporting processes, which it reviews on a regular basis;
- supervises the quality, independence and effectiveness of both the internal and external auditors;
- reviews the Group's risk assessment procedures and management responses to significant risks;
- reviews the reports made to it by the internal audit committees of each of the operating companies.

The business head of each operating/business area, who:

- maintains systems for the continuous identification and evaluation of significant risks resulting from their strategies, and applicable to their areas of the business;
- reviews and monitors the effectiveness of the system of internal control through an operating company audit committee and the reports he/she receives from the Internal and External Audit functions;
- self certifies that he/she is clearly accountable for establishing and monitoring internal controls within his/her business and that processes are in place and that they comply with Group policies and reports on any control weaknesses or breakdown considered as material to the Group.

The Business Risk Management function, which:

- works with the businesses to further develop, improve and embed risk management processes and tools in the business operations. It is responsible for ensuring that business risks are identified, managed and regularly reviewed at all levels of the Group and that the directors are periodically appraised of the key risks in accordance with the Turnbull code.

The Internal Audit function is responsible for:

- providing the Board with independent and objective assurance on the control environment across the Group;
- ensuring that the operating companies have appropriate organisation and processes to carry out regular and effective reviews of their internal controls;

- monitoring adherence to the Group's key policies and principles;
- providing the necessary assurances on the control environment to the Audit Committee.

These processes and organisation enable the directors to confirm that they have reviewed the effectiveness of the system of internal control.

Compliance with the Combined Code

During the year ended 1 February 2003, the Group complied with the requirements of the Combined Code except as disclosed on page 35 (service contracts).

Annual General Meeting

The Annual General Meeting will be held at The Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG on Wednesday 4 June 2003 at 11.00 a.m. Shareholders will be invited to vote in favour of the following resolutions:

- receive the *Annual Review 2003* and *Annual Accounts 2003*;
- approve the Remuneration Report as set out on pages 32 to 43;
- approve the Kingfisher Incentive Share Scheme, as described on pages 32 to 34;
- renew the Kingfisher ShareSave Scheme and International ShareSave Plan;
- declare the final dividend of 6.05p per share;
- elect Gerry Murphy, Phillip Bentley and Hartmut Krämer as directors;
- re-elect Ian Cheshire, Helen Weir and William Whiting as directors;
- re-appoint the auditors and authorise the directors to fix their remuneration;
- renew the directors' power to allot shares;
- renew, the limited authority under the Political Parties, Elections and Referendums Act 2000 in respect of the Company, B&Q plc and Comet Group plc;
- renew the directors' power to disapply statutory pre-emption rights on issues of new shares (e.g. scrip dividends and exercises of share options);
- renew the authority for the Company to purchase its own shares; and
- amend the articles of association to permit the appointment of proxies through the CREST electronic system.

Notice of the Annual General Meeting and full explanatory notes on each of the resolutions are set out in a separate circular that has been sent to all shareholders.

Employee involvement

The Board continues to place emphasis on high standards of customer care and service by each operating company. The commitment of every employee to this business requirement is considered to be critical. Accordingly, operating companies have continued to develop their arrangements for employee information, consultation, communication and involvement, including attitude surveys, briefing groups, internal magazines and newsletters on matters relating to the business performance and objectives, community involvement and other issues. Use is also made of Kingfisher's intranet system to communicate results announcements to employees throughout the Group and to distribute information about other important business developments.

Training and links with the educational sector reinforce our commitment to employee involvement and development. Employees are represented on the trustee board of the Group's pension arrangements.

The Group has a long-established Employee Savings-Related Share Option Scheme (ShareSave) in which all of the Group's UK employees are entitled to participate on an annual basis, regardless of number of hours worked, provided they meet certain service conditions. In addition, international ShareSave plans operate along similar lines to that offered in the UK, but taking account of different tax and legal requirements.

Equal opportunities

The Group is committed to the principle of equal opportunity in employment and to ensuring that no applicant or employee receives less favourable treatment on the grounds of gender, marital status, race, colour, nationality, ethnic or national origin, religion, HIV status, disability, sexuality, or unrelated criminal convictions and without arbitrary restrictions in respect of age, or is disadvantaged by conditions or requirements which cannot be shown to be justified.

The Group applies employment policies which are fair and equitable and which ensure entry into, and progression within, the Group is determined solely by application of job criteria and personal ability and competency.

The Company is a founder member of the Business in the Community Opportunity Now campaign designed to increase the opportunities available for women in the workplace. Progress has been made in a number of areas, such as training, parental leave provisions and the employment of mature workers. The Group will continue to build upon and introduce initiatives in this area.

The Group gives full and fair consideration to the possibility of employing disabled persons wherever suitable opportunities exist. Employees who become disabled are given every opportunity and assistance to continue in their employment or to be trained for other suitable positions.

Community affairs and environmental issues

The Company and its subsidiaries contribute to a large number of community assistance projects in cash, in kind or by donation of human resources.

The value of this year's contributions is estimated at £1.3 million (2002: £1.3 million). This includes payments specifically for charitable purposes of £0.7 million (2002: £0.6 million). The projects range from community training programmes to tree planting and environmental regeneration projects and from supporting handicapped sportspeople to working with disabled and underprivileged children. Additionally, a wide range of charitable fund-raising activities were undertaken by employees.

The Group continues to identify the key environmental impacts of the operational element of the businesses and its products. Progress has been made to reduce that impact and the Group is committed to making further improvements. Further details are given on pages 22 and 23, and in *Kingfisher's plan for corporate social responsibility* and *How green is my kitchen?*, copies of which are available on request at the address shown on page 22.

Supplier payment policy

The Company does not impose standard payment terms on its suppliers but agrees specific terms with each of them. It is the Company's policy to pay its suppliers in accordance with the terms which have been agreed. The Company is a holding company and therefore has no trade creditors.

Political contributions

This year the Company made no political contributions (2002: £nil), in line with the policy adopted since 1997.

Major shareholders

As at 15 April 2003, the Company had been notified of the following interests in 3% or more of the Company's shares:

	Number of ordinary shares	%
Barclays plc	84,420,485	3.2%
The Capital Group Companies Inc and its subsidiaries	130,740,934	5.0%
M&G Investment Management Ltd	100,071,347	3.8%

Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 10 January 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the Annual General Meeting.

By Order of the Board
Helen Jones
Company Secretary

16 April 2003

Remuneration report

Remuneration Committee

The Remuneration Committee (the 'Committee') consists wholly of independent, non-executive directors, and is comprised of John Nelson (Chairman), Michael Hepher, Francis Mackay and Margaret Salmon. Over the course of the past 12 months Peter Hardy stood down as the Committee's Chairman (on 7 June 2002), being replaced by John Nelson, and John Bullock resigned from the Committee (on 8 November 2002).

The Committee's aim is to ensure that the executive directors are rewarded for their contribution to the Group, and are motivated to enhance returns to shareholders. The Committee is responsible for advising the Board on the remuneration policy for executive directors and then responsible for applying the policy in relation to the remuneration of individual executive directors, once formally endorsed by the full Board.

Overseeing the management and administration of the Group's share schemes for employees is also the responsibility of the Committee.

The Committee is advised internally by the Group Director of Human Resources and the Director of Group Reward. External advice is sought from a range of consultants on specific issues, but principally from Towers Perrin, New Bridge Street Consultants and Mayer Brown Rowe and Maw, all of which have been appointed by the Committee. New Bridge Street Consultants provide advice to the Company on the on-going operation of employee and executive share plans. Towers Perrin periodically provide the Company with advice on remuneration positioning for executives (and non-executive director fee levels), both in the UK and overseas. Mayer Brown Rowe and Maw provide on-going advice on contracts for executive directors and senior executives.

Remuneration policy

The Committee intends that executive director remuneration, both in terms of base salary and total remuneration, is positioned competitively by reference to the individual experience of the executive concerned, the role fulfilled and the markets in which the Company competes. This is designed to enable business success through the recruitment, retention and motivation of the highest quality executives. The policy is consistently applied across the Group for the remuneration of the executive directors and senior managers.

The existing Executive Share Option Scheme expires in June 2003 and needs to be replaced in any event. Accordingly, the Committee has undertaken a comprehensive review of the Company's executive remuneration arrangements and has concluded that the current arrangements are overly complex, do not link Company performance and incentives closely enough and do not sufficiently align the interests of the executives with those of the shareholders. The Committee has therefore concluded that it is in the best interests of shareholders to replace the current incentive schemes with simpler arrangements which are clearer and more transparent both to shareholders and executives, align the interests of executives with those of the shareholders through pure equity participation (rather than share options) and encourage a long term view of performance.

The new arrangements will involve the executive receiving 50% of earned annual bonus in cash with the other 50% being delivered through a share award over Kingfisher shares of an equal value, the share award being capable of enhancement as described below.

Under this new policy, the Company's standard remuneration package for executive directors will remain weighted towards variable, performance-related rather than fixed remuneration. Approximately 55% of annual remuneration will be determined by reference to stretching performance criteria in an 'on-target' financial performance year (where the new cash bonus and share award incentives would represent 120% of base salary). This excludes the value of pensions as the value differs considerably between executive directors due to differences in age and date of joining the pension scheme. More detailed disclosure of the pension arrangements is set out on page 38.

This new approach is considered appropriate for Kingfisher given that it is a rapidly changing international retailer. Kingfisher needs to apply a remuneration strategy across a number of countries with different cultures and market practices. Against this backdrop, it is considered appropriate to incentivise executives to focus on maintaining and enhancing profit levels within the new Group. The arrangements have been discussed with the Company's key institutional shareholders and have received the support of an overwhelming majority of those consulted.

The purpose of this review of incentive arrangements has not been to increase the overall quantum of remuneration for executives. The value of the awards under both the current and proposed structures has been designed to be broadly similar (taking into account Black Scholes methodology for the valuation of options as explained on page 40).

The Committee has been advised that this remuneration structure is competitive but not excessive when compared with relevant external benchmarks.

Components of remuneration

Salaries and benefits

Salaries are reviewed annually in August, following a comprehensive review of market practice, in the context of market conditions affecting executive remuneration, affordability, the level of increases awarded to staff throughout the business, and the need to reflect the individual's contribution. In addition, the Company provides a range of competitive benefits.

Current salaries, following the most recent review in August 2002 (and for Gerry Murphy from 3 February 2003) are: Ian Cheshire £320,000, Jean-Noël Labroue £339,000 (converted to sterling at an exchange rate of €1.583 to £1), Gerry Murphy £800,000, Helen Weir £340,000 and William Whiting £390,000. No other executives have base salaries or incentive opportunities higher than those of the current executive directors.

Annual bonus

Annual bonus is paid under the Kingfisher Annual Cash Incentive Scheme 2003. For the achievement of demanding 'on target' financial performance a cash bonus equal to 60% of base salary will be receivable. A lower level of bonus will be receivable for achieving a threshold level of performance. This cash bonus will be capped at a maximum of 82.5% of base salary for the executive directors for the achievement of truly stretching performance. When aggregated with the annual share awards explained below, the 'on target' and maximum bonus figures become 120% and 165% of base salary respectively, subject to additional multiplier awards vesting. Lower limits will apply to senior executives below executive director level. While a key aspect of the new scheme is to provide transparency to executives and shareholders alike, the Committee has retained, by exception, the discretion to adjust bonuses (up or down) where it concludes that a particular individual's contribution warrants a different level of bonus (but subject to the overriding cap, currently 82.5%).

Performance targets to determine the annual bonus will be set by the Committee at the beginning of each year and will be appropriately demanding and will comprise objective financial performance targets. In setting targets for the revised annual bonus arrangements, the first year will be one of transition, since it is planned to undertake the demerger of Kingfisher's Electricals division during the course of the financial year. In anticipation of the demerger taking place in July 2003, the targets will relate to Kingfisher as if the demerger had been effected at the beginning of the financial year with the capital structure that will apply following demerger. For the current financial year, the Committee has concluded that the key performance targets for executives should focus on: Group profit before tax and earnings; operating company profit adjusted for cost of capital; return on capital; and cash flow. These will be the sole criteria for executive directors with Group-wide responsibilities. Executive directors with divisional responsibilities will have not less than 25% of their bonus opportunity determined by reference to these measures with the balance determined by reference to similar divisional measures. This weighting will remain under review by the Committee.

During the course of this financial year, the Committee will be developing a more comprehensive set of targets for application during the following financial year 2004/2005 against the background that this will be the first full financial year of Kingfisher in its new form.

Going forward, a general description of the nature of the targets being set for each year will be disclosed in the following year's Directors' Remuneration Report.

Subject to shareholder consent for the new arrangements at this year's AGM, a cash bonus will be paid immediately following the approval of the audited financial statements for the relevant financial year. In addition to the cash bonus, designated executives will receive an award of shares under the proposed new Kingfisher Incentive Share Scheme 2003.

The new share award will have an initial value equal to the cash bonus and must be held for three years before it vests. Even though the cash bonus will have been determined and 'earned' in respect of financial performance over the preceding year, these shares will nevertheless be 'at risk' should the executive leave the Group during the three year deferral period as a result of voluntary resignation or dismissal for cause.

This new arrangement will entirely replace Executive Share Options. The Committee considers that, while the annual bonus performance criteria should remain primarily based on achieving appropriately demanding annual performance targets, the share-related element of the new arrangements should incorporate an external stock market-related performance condition. With this in mind, the number of shares awarded may be increased, pursuant to a multiplier award, by up to 40%, dependent on the relative Total Shareholder Return (TSR) of the Company against the constituents of the FTSE 100 over a fixed 3 year period ending on the last day of the third financial year following the financial year in which the bonus was earned. The starting and ending TSR figures will be derived by using the average TSR of each company over the 3 months prior to the start and end of the performance period. The multiplier award will only commence vesting for achievement of performance above the median (with a 10% uplift arising for achieving the 51st percentile, rising on a straight line basis to a 40% uplift for achieving the 76th percentile). Additionally, for each award to vest, the Committee must be satisfied that there has been a sustained improvement in the underlying financial performance of the Company.

The Company's Executive Share Option Scheme expires at the 2003 AGM. The final tranche of options will be granted in April 2003 under the Company's Executive Share Option Scheme. To avoid duplication of remuneration arrangements, any executive participating in the final tranche of options granted in April 2003 will not receive the multiplier award, which would otherwise have applied in respect of the 2003/2004 financial year. The multiplier award will only apply from the 2004/2005 financial year for any executive receiving a normal option grant in April 2003. Conversely, any executive not receiving a normal six monthly award in the April 2003 option grant under the Executive Share Option Scheme will be eligible to receive a multiplier award in respect of the 2003/2004 financial year.

TSR was selected as the most appropriate performance measure for the multiplier award as it is robust, aligns executives' interests with those of shareholders and is favoured by the Company's leading UK institutional shareholders. New Bridge Street Consultants will carry out the relevant TSR calculations for the Committee.

In the event that a maximum bonus is earned, an amount equivalent to 82.5% of base salary will be invested in shares. In this instance, the long term TSR incentive element would therefore be an amount equivalent to 33% of base salary (i.e. 40% of 82.5% of base salary).

Executive directors will be prohibited from selling any Kingfisher vested shares under this scheme (except to meet their tax obligations) until such time as they hold shares worth at least 1 times base salary (and in the case of the Chief Executive 2 times base salary) within a five year period. Shares acquired from other sources (eg purchased by the individual in the market) will be permitted to count towards this shareholding requirement. Shares held subject to the new share scheme or otherwise not fully vested will not count towards these limits. Accordingly, if the target level of performance is consistently achieved, the executive directors will hold a direct interest in shares worth at least 2.8 times salary (i.e. 1 times salary under the share ownership guidelines plus at least 1.8 times salary of unvested shares under the new share scheme) whilst the Chief Executive will hold at least 3.8 times salary, before adjusting for the effect of any salary increases. These guidelines will be periodically reviewed by the Committee.

Share options

The existing Executive Share Option Scheme expires at the 2003 AGM and the Remuneration Committee will make a final option grant in April 2003. However, given the impending demerger of the Electricals businesses, employees within those businesses will not participate in the grant.

The maximum grant level for this final grant will be 1 times salary, with options usually only becoming exercisable if the Group's earnings per share (EPS) grows by at least RPI + 6% over a 3 year period, as provide under the rules of the Scheme.

A UK Savings-Related Share Option Scheme (ShareSave) will continue to be open to all eligible employees, including executive directors, in the UK. International ShareSave plans operate in Ireland, France, Belgium and Hong Kong along similar lines to the UK Scheme and plans are being formulated to extend participation further across the Group's international operations. Approval is being sought for renewal of the ShareSave plans at this year's Annual General Meeting.

In addition, a Phantom Share Option Scheme, which in all respects operates as other share option plans but is cash, rather than share based, is used where the share option plans are inappropriate, for example, given the different tax regimes in certain overseas countries. No further awards will be made under this arrangement after the final option grant in April 2003.

Arrangements for the Chief Executive

Pursuant to arrangements negotiated prior to Gerry Murphy commencing employment with the Company, he is due to receive shortly share-based awards as described below. The Committee considers that these arrangements were necessary, bearing in mind his forfeiture of outstanding share incentives and other benefits provided by his previous employer. The arrangements therefore rely on the exemption in paragraph 13.13A of the UK Listing Authority (UKLA)'s Listing Rules, which permits bespoke awards to be made following a recruitment. They will involve an initial award of 187,013 Kingfisher shares (the 'investment shares'). This number of shares is based on an award to the value of £360,000, with the share price being based on an opening price of 192.5 pence on 3 February 2003 (being the date on which the Chief Executive's employment commenced). A grant of additional shares (the 'matching shares') will also be made. The investment shares will vest on the earlier of the third anniversary of the commencement of the current financial year or termination of the Chief Executive's employment (as explained below). The matching shares will vest at the same time as the investment shares, but will be subject to satisfaction of performance conditions requiring achievement of Total Shareholder Return (TSR) targets against the constituents of the FTSE 100 as at the date of award. The maximum number of matching shares is 3 times the number of investment shares and is available only for upper quartile TSR performance; median TSR performance will result in a 1 matching ratio with straight-line vesting between these two points. No matching shares will vest for below median performance.

Two further awards will be offered to the new Chief Executive, but they will only take effect at the commencement of the 2004/2005 and 2005/2006 financial years respectively, and only if the Chief Executive chooses to invest his own funds in further investment shares at those times. Any such investment will be limited to one third of his base salary in each financial year.

The maximum matching share ratio that can apply to invested shares in these later years is 3 times the number of investment shares acquired. All other terms of vesting will be consistent with the matching award made in 2003/2004 and, subject to meeting the same performance conditions (but with the three year performance periods commencing with the year of their respective grants), they will normally vest on the third anniversary of the commencement of the relevant financial years.

If the Chief Executive ceases to be employed by Kingfisher, he will be entitled to retain his investment shares and any already vested matching shares. Any matching shares not yet vested will be retained if he leaves other than through voluntary resignation or dismissal for cause to the extent that these can be treated as vested taking into account performance to that time, with vesting on a pro-rata basis to the time elapsed in the performance period. If he resigns or is dismissed for cause, he will retain only investment shares and any vested matching shares; unvested matching shares will be forfeited unless the Remuneration Committee decides otherwise.

TSR was selected as the most appropriate performance measure for the Chief Executive's share plan as it is robust, aligns his interests with those of shareholders and is favoured by the Company's leading UK institutional shareholders. New Bridge Street Consultants will carry out the relevant TSR calculations for the Company.

The shares for the awards to the new Chief Executive will be supplied by the Kingfisher Employee Benefit Trust. No benefits under the arrangements will be pensionable.

In addition, as part of the arrangements negotiated on his recruitment, the Chief Executive will as soon as practical be granted share options under the Company's Executive Share Option Scheme over such shares as have a value equal to four times his base salary, with the same conditions as the normal six monthly option grant explained above.

With the exception of the April 2003 normal six monthly grant of options under the existing share option scheme, the Chief Executive will also be eligible to participate in the proposed incentive arrangements for executive directors detailed above.

Pensions

UK executive directors who joined the Company before 1994 are members of funded pension arrangements providing a pension on retirement at age 60 of up to two thirds of base salary only (except for Sir Geoffrey Mulcahy where his pension was based on 107% of base salary), subject to a minimum of 20 years service with the Group. In the event of death during employment, dependants would receive a pension and a lump sum.

Ian Cheshire and Helen Weir joined the Company after 1994 and are members of the main funded arrangements available to all UK employees, the Kingfisher Pension Scheme, which provide a pension on retirement at age 60 of 1/60th of base salary (limited by the Earnings Cap) for each year of service together with life assurance and dependant's benefits payable on the member's death. A salary supplement is paid in addition on salary in excess of the Earnings Cap (10% for Ian Cheshire and 6% for Helen Weir) which depends upon age at joining. Gerry Murphy's pension arrangements include membership of Kingfisher Pension Scheme and contributions to a FURBS equal to 40% of his salary above the Earnings Cap. There were no Company arrangements for Anthony Percival.

Service contracts

UK executive directors (with the exception of the Chief Executive), have service contracts which are terminable by the Company with between 18 and 24 months' notice. In the event of early termination, provision is made for payment of between 14 and 18 months' liquidated damages if the director has not reached the age of 50, or between 16 and 21 months' liquidated damages if the director is aged 50 or over. A similar liquidated damages payment would be made if the director left within three months of a change of control of the Company, as defined in their service contracts.

The notice period in the service contract for Jean-Noël Labroue is six months from the Company, but includes termination provisions in accordance with French law which could require payment of up to 12 months' remuneration if all provisions have been met.The Committee recognises that three executive directors have service contracts which are terminable by the Group with notice periods of between 18 and 24 months. As such, this does not comply with one of the provisions of the Combined Code. The Committee believes that it is not in the best interests of the Company to renegotiate employment contracts freely entered into in the recent past. It is, however, the Committee's intention to ensure that executive directors appointed to the Board in future do not have notice periods exceeding 12 months in accordance with current corporate governance best practice unless there is a clear and unambiguous case for an arrangement above this level.

The Chief Executive's contract was entered into on 30 October 2002 ahead of his effective commencement of employment on 3 February 2003. His contract is terminable on 12 month's notice by either side. During any such notice period he will be entitled to salary and other benefits, pension entitlements and insurance benefits (life assurance, medical insurance, permanent disability insurance).

If the Chief Executive's contract is terminated in certain circumstances following a change of control, as defined in his service contract, he will be entitled to a payment of liquidated damages equivalent to the benefits described above on the basis of one year's notice plus a payment in lieu of lost bonus opportunity. Additionally, in these circumstances, under the terms of the share arrangements established in connection with his joining the Company (as described above), he will be entitled to receive the investment shares held on his behalf and any matching shares that are treated as having vested at that time.

	Date of last contract		Notice period
Contractual termination payments			
Sir Geoffrey Mulcahy[1]	22/11/2001	6 months	n/a
Gerry Murphy	30/10/2002	12 months	12 months
Ian Cheshire	25/04/2000	18 months	14/16 months[2]
Jean-Nöel Labroue[3]	08/11/2000	6 months	6 months
Anthony Percival[4]	02/05/2002	n/a	n/a
Helen Weir	19/09/2000	18 months	14/16 months[2]
William Whiting	29/09/2000	24 months	21 months

[1] Sir Geoffrey Mulcahy's most recent service contract with the Company was dated 22 November 2001 and provided for a notice period of 6 months to expire on or after 1 March 2003.

[2] The lower amount relates to under 50 and higher amount relates to over 50 years of age.

[3] The notice period in the service contract for Jean-Nöel Labroue is six months from the Company, but includes termination provisions in accordance with French law which could require payments of up to 12 months' remuneration if all provisions have been met.

[4] Anthony Percival's most recent service contract with the Company was dated 2 May 2002 and was for a fixed term up to 31 October 2002. He resigned from the Company on 31 October 2002.

Jean-Hugues Loyez did not have a written service contract with the Company, but was entitled under French law to 3 months' notice from the Company and payment of up to 12 months' remuneration. He resigned from the Company on 17 May 2002.

Termination pay

Sir Geoffrey Mulcahy resigned as a director of the Company on 5 December 2002. As part of his contractual terms, he remains an employee of the Company until 30 April 2003, during which notice period he will continue to be paid normal salary and benefits. He will not receive any bonus entitlements for 2002/2003 and will receive no pension enhancements as a result of ceasing to be Chief Executive. All outstanding share and share option awards held by Sir Geoffrey Mulcahy will be treated in accordance with the rules of the Company's share and share option plans.

Jean-Hugues Loyez ceased to be an executive director on 17 May 2002. He received a payment of £778,000 (converted to sterling at an exchange rate of €1.583 to £1) as termination pay in respect of his position as chief executive of Castorama Dubois Investissements.

External appointments

Kingfisher recognises that executive directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience to the benefit of the Group. Provided there is no conflict of interest, executive directors may hold a maximum of two non-executive directorships and fees are normally retained by the individual director.

Non-executive directors

Non-executive directors' remuneration is determined by the Board and consists of an annual fee for their services as members of the Board. At his request, Francis Mackay has his net salary paid quarterly directly to a broker who purchases Kingfisher shares on his behalf.

Non-executive directors do not have service contracts, but, instead, have letters of engagement. The Chairman's letter of engagement allows for six months' notice up to the age of 65 when the appointment ends without the need for notice. Other non-executive directors are appointed for an initial period of 3 years. Following this, their position can be revoked at any time at the discretion of the Company without compensation. All directors are subject to re-appointment by shareholders at least every 3 years.

Since 1 February 1999, Michael Hepher's services to the Board have been provided by Maple Leaf Global Limited under a consultancy agreement. This agreement may be terminated at any time without notice or compensation. The table below includes all non-executive directors who served for any period during the year.

	Date of letter of engagement
Francis Mackay	02/11/2001
John Nelson	11/01/2002
Phillip Bentley	04/10/2002
John Bullock	12/03/1993
Peter Hardy	15/04/1992
Michael Hepher	01/02/1999
Hartmut Kramer	08/11/2002
Margaret Salmon	01/09/1997
Bernard Thiolon	24/06/1993

Non-executive directors' fees were renewed and adjusted on 1 February 2002. The basic fee is £38,000 per annum. In addition, the Chairman of the Audit Committee (Phillip Bentley) is paid a fee of £10,000, the Chairman of the Remuneration Committee (John Nelson) receives £6,000 and the Chairman of the Social Responsibility Committee (Margaret Salmon) receives £3,000. John Nelson also receives an additional £12,000 per annum in his capacity as Deputy Chairman of the Board.

Directors' remuneration for the financial year

£ thousands	Base salary	Total benefits (note 1)	Annual bonus: Paid as cash	Annual bonus: Deferred into KIP	Compensation for loss of office	Total remuneration 2003	Total remuneration 2002 (note 2)
Executive							
Sir Geoffrey Mulcahy[7]	832	61	–	–	502	**1,395**	1,051
Ian Cheshire[10]	310	44	238	–	–	**592**	484
Jean-Noël Labroue[3, 4]	326	3	49	–	–	**378**	372
Jean-Hugues Loyez[3, 6]	134	2	96	–	778	**1,010**	462
Anthony Percival[6]	34	8	–	–	–	**42**	88
Philip Rowley	–	–	–	–	–	**–**	552
Helen Weir[10]	299	376	39	196	–	**910**	472
William Whiting	360	23	257	–	–	**640**	482
Total	2,295	517	679	196	1,280	**4,967**	3,963

Directors' remuneration for the financial year continued

£ thousands	Fees	Total remuneration 2003	2002 (note 2)
Non-executive			
Francis Mackay[8]	300	**300**	48
John Nelson	46	**46**	2
Sir John Banham	–	**–**	255
Phillip Bentley[5]	15	**15**	–
John Bullock[6, 9]	47	**47**	35
Peter Hardy[6]	16	**16**	32
Michael Hepher	38	**38**	32
Hartmut Krämer[5]	9	**9**	–
Margaret Salmon	41	**41**	32
Bernard Thiolon[9]	41	**41**	35
Total	553	**553**	471

1 Benefits incorporate all taxable benefits arising from employment which relate mainly to the provision of a company car and salary supplements where pensionable salary is limited by the 'earnings cap', but also include the cost of medical insurance. For Sir Geoffrey Mulcahy, benefits also include personal tax and legal advice and for Helen Weir include £334,607 in respect of a relocation allowance.

2 Totals for 2002 include amounts deferred into the Kingfisher Incentive Plan (KIP) by Ian Cheshire (£78,000) and William Whiting (£99,000). The 2002 totals also include termination payments to Philip Rowley (£481,000) and Sir John Banham (£84,000).

3 Converted to sterling at an exchange rate of €1.583 to £1 (2002: €1.614 to £1).

4 The salary for Jean-Noël Labroue includes a travel allowance of £78,000 (converted to sterling at an exchange rate of €1.583 to £1).

5 The 2003 remuneration covers the period since appointment, being 4 October 2002 for Phillip Bentley and 8 November 2002 for Hartmut Krämer.

6 The 2003 remuneration covers the period until resignation being 17 May 2002 for Jean-Hugues Loyez, 7 June 2002 for Peter Hardy, 31 October 2002 for Anthony Percival, and 31 December 2002 for John Bullock.

7 Sir Geoffrey Mulcahy resigned as a director on 5 December 2002. He remains an employee of the Company until 30 April 2003, during which notice period he will continue to be paid normal salary and benefits. The amounts disclosed above as compensation for loss of office are his normal salary, benefits and employer's pension contributions for the period 5 December 2002 to 30 April 2003.

8 The Company also pays £25,000 per annum for office accommodation and services provided by Francis Mackay.

9 The remuneration for John Bullock and Bernard Thiolon include the fees paid for their membership of the Conseil de Surveillance of Castorama Dubois Investissements S.C.A., £2,716 (converted to sterling at an exchange rate of €1.583 to £1) in each case.

10 Helen Weir's base salary included an amount of maternity pay (£31,679). Ian Cheshire's salary included an acting-up allowance (£17,502) for assuming extra responsibilities during Helen Weir's maternity leave period.

Gerry Murphy, who was appointed a director on 3 February 2003, received no emoluments as an employee or director in the financial year.

The annual bonus figures in the table above represent the total amount receivable for performance in the 2002/2003 financial year. Executives had the option to defer some or all of this bonus into the Kingfisher Incentive Plan (KIP) in order to receive an additional matching award. Details of the matching awards along with detail on the KIP are contained below.

Kingfisher Incentive Plan (KIP)

The KIP will be superseded by the proposed incentive arrangements (subject to shareholder approval at the 2003 AGM). The KIP is an annual bonus scheme under which the director may earn annually 45% of base salary for achieving specified financial targets. Payment is capped at 100% of base salary for exceptional performance. Under the KIP executives are allowed to voluntarily defer all or part of their annual bonus for a period of three years. The deferred bonus is then matched by Kingfisher shares, to the value of 50% of the bonus deferred, which are awarded at the end of the three years subject to the executive remaining at Kingfisher throughout the period. If the proposed incentive arrangements detailed above are accepted by shareholders, the 2002/2003 bonus will be the final opportunity for executives to participate in the KIP and the last payments under it will consequently be made in 2006.

	Number of matching share awards* held by[1]				Market price on	
	I. Cheshire	J-N. Labroue	H. Weir[3]	W. Whiting	date of award[2]	Awards receivable
KIP 2000/01	–	–	12,779	17,486	334.5p	March 2004
KIP 2001/02	13,434	–	–	17,070	290.0p	March 2005

*Subject to remaining in employment at Kingfisher until the date the awards become receivable.

1 Following the one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A., the number of shares subject to matching awards have been adjusted to maintain the participants' interests.

2 These shares were originally allocated at a market price of 443p and 384p. The price shown in the table has been adjusted following the one-for-one rights issue.

3 Shares to the value of £196,000 will be purchased on behalf of Helen Weir and held in the Employee Benefit Trust for three years, as a result of her deferral of her annual bonus earned under the KIP 2002/2003.

As an incentive to encourage deferral and to smooth out transition from the previous plans, any bonus deferred under the 2002/2003 KIP is matched 20% in cash, payable immediately.

No awards vested in the year to 1 February 2003.

Directors' pensions

The table below shows details required both under Schedule 7A of the Companies Act 1985 (Companies Act) and the UK Listing Authority's Listing Rules ('Listing Rules').

In respect of the Companies Act, details of the accrued pensions shown are normal leaving service benefits at the relevant dates (payable from age 60), (which, in respect of Sir Geoffrey Mulcahy, represent immediate pension options based on his 20 years service and the fact that his pension service commenced before the introduction of the so-called earnings cap), the increase in the amount of accrued pension during this year and the transfer value amounts at 2 February 2002 and 1 February 2003, in accordance with the transfer basis under the Kingfisher Pension Scheme, and their differences, net of member contributions paid.

In respect of the Listing Rules, the increases in accrued pension shown are net of increases that would have applied to members' pensions had they left service at the beginning of the year and relate to figures at the end of the year, with the exception of those relating to Sir Geoffrey Mulcahy, where the effective date is 5 December 2002, when he ceased to be an executive director. The pension cost is the transfer value of this increase, net of member contributions paid.

Selected senior executives in France, including Jean-Nöel Labroue, are members of defined benefit arrangements providing a target pension upon retirement of between 53% and 60% of remuneration (less existing compulsory and statutory provision).

	Directors' remuneration report regulations 2002								Additional Listing Rules requirements		
			Increase in accrued pension	Accrued pension		Increase in transfer value £'000 (net of directors' contributions)	Transfer value		Increase in accrued pension £'000 pa (net of inflation/ revaluation	Pension cost	
	Age	Years of service	£'000 pa	2003 £'000 pa	2002 £'000 pa		2003 £'000 pa	2002 £'000 pa		2003 £'000	2002 £'000
Sir Geoffrey Mulcahy	60	20	89	**790**	701	2,011	**15,222**	13,162	29	**516**	308
Ian Cheshire	43	4	2	**8**	6	(4)	**51**	50	2	**6**	9
Helen Weir	40	7	2	**12**	10	(10)	**68**	73	2	**5**	7
William Whiting	55	20	33	**196**	163	192	**2,529**	2,319	32	**393**	146
Jean-Noël Labroue[1]	55	24	3	**151**	148	258	**2,002**	1,744	1	**85**	77

[1] Converted to sterling at an exchange rate of €1.583 to £1.

Directors' share interests

Executive Share Options

	Number of Options: At start of year	Granted during year	Rights issue share adjustments[3]	Exercised during year	Lapsed during year	At end of year	Option price[3] (pence)	Date from which exercisable[1]	Lapse date	Black Scholes value (£'000) Feb 2003	Black Scholes value (£'000) Feb 2002
Sir Geoffrey Mulcahy											
	444,748	–	144,209	588,957[2]	–	–	173.11	15/10/1995	02/10/2002	–	708
	40,030	–	12,979	–	–	53,009	211.44	26/04/1996	26/04/2003	1	46
	252,292	–	81,805	–	–	334,097	217.85	29/04/1997	29/04/2004	23	283
	22,164	–	7,186	–	–	29,350	305.83	23/10/2000	24/04/2005	2	16
	287,534	–	93,233	–	–	380,767	414.95	01/05/2003	24/04/2005	5	105
	297,339	–	96,412	–	–	393,751	482.53	01/05/2003	24/04/2005	5	90
	1,344,107	**–**	**435,824**	**588,957**	**–**	**1,190,974**				**36**	**1,248**
Ian Cheshire											
	34,351	–	11,138	–	–	45,489	395.69	26/10/2004	26/10/2008	1	15
	23,047	–	7,473	–	–	30,520	589.76	01/04/2004	01/04/2009	–	3
	56,142	–	18,204	–	–	74,346	393.43	17/04/2004	17/04/2010	3	29
	52,854	–	17,137	–	–	69,991	357.18	25/09/2004	25/09/2010	4	34
	95,323	–	30,908	–	–	126,231	209.93	26/09/2004	26/09/2011	31	122
	–	68,983	22,367	–	–	91,350	290.08	09/04/2005	09/04/2012	12	–
	–	164,144	–	–	–	164,144	194.95	08/10/2005	08/10/2012	46	–
	261,717	**233,127**	**107,227**	**–**	**–**	**602,071**				**97**	**203**
Helen Weir											
	24,784	–	8,035	–	–	32,819	220.12	01/05/1999	01/05/2006	5	29
	23,546	–	7,634	–	–	31,180	248.06	16/04/2000	16/04/2007	3	24
	7,160	–	2,321	–	–	9,481	305.83	23/10/2000	23/10/2007	–	5
	18,562	–	6,018	–	–	24,580	414.95	27/04/2004	27/04/2008	–	7
	13,985	–	4,534	–	–	18,519	589.76	01/04/2004	01/04/2009	–	2
	42,826	–	13,886	–	–	56,712	393.43	17/04/2004	17/04/2010	2	22
	52,854	–	17,137	–	–	69,991	357.18	25/09/2004	25/09/2010	4	34
	107,913	–	34,990	–	–	142,903	209.93	26/09/2004	26/09/2011	35	138
	–	78,094	25,322	–	–	103,416	290.08	09/04/2005	09/04/2012	13	–
	–	174,403	–	–	–	174,403	194.95	08/10/2005	08/10/2012	49	–
	291,630	**252,497**	**119,877**	**–**	**–**	**664,004**				**111**	**261**
William Whiting											
	54,184	–	17,569	–	–	71,753	248.06	16/04/2000	16/04/2007	8	55
	29,390	–	9,529	–	–	38,919	414.95	27/04/2004	27/04/2008	1	11
	22,855	–	7,410	–	–	30,265	589.76	01/04/2004	01/04/2009	–	3
	79,462	–	25,765	–	–	105,227	393.43	17/04/2004	17/04/2010	4	42
	32,980	–	10,693	–	–	43,673	357.18	25/09/2004	25/09/2010	2	21
	118,705	–	38,490	–	–	157,195	209.93	26/09/2004	26/09/2011	39	152
	–	85,903	27,854	–	–	113,757	290.08	09/04/2005	09/04/2012	14	–
	–	200,051	–	–	–	200,051	194.95	08/10/2005	08/10/2012	56	–
	337,576	**285,954**	**137,310**	**–**	**–**	**760,840**				**124**	**284**
Jean-Nöel Labroue											
	71,302	–	24,637	–	–	95,939	176.89	15/11/1999	15/11/2004	25	109
	138,082	–	47,711	–	–	185,793	185.81	30/10/2000	30/10/2005	46	199
	104,420	–	36,080	–	–	140,500	237.83	25/10/2001	25/10/2006	16	108
	82,504	–	28,508	–	–	111,012	301.00	23/10/2002	23/10/2007	6	59
	23,677	–	8,182	–	–	31,859	389.44	26/10/2004	26/10/2008	1	10
	46,223	–	15,972	–	–	62,195	474.91	28/09/2004	28/09/2009	1	14
	59,447	–	20,541	–	–	79,988	387.21	17/04/2005	17/04/2010	3	31
	35,980	–	12,433	–	–	48,413	351.54	25/09/2004	25/09/2010	3	23
	110,265	–	38,100	–	–	148,365	206.62	26/09/2005	26/09/2011	38	141
	–	77,542	26,793	–	–	104,335	285.51	09/04/2006	09/04/2012	14	–
	–	173,196	–	–	–	173,196	194.95	08/10/2006	08/10/2012	49	–
	671,900	**250,738**	**258,957**	**–**	**–**	**1,181,595**				**202**	**694**

[1] The exercise date in relation to Executive Share Options is dependent on the performance condition set at the time of grant being achieved. The options become exercisable when the Group's EPS has grown by at least RPI + 6% over a three year period. Where the performance conditions have not been met or cannot be met by the original date from which the options were exercisable, the earliest date for exercise is extended by one year. The options will lapse unexercised if the performance conditions are not met by the fixed lapse date.

[2] Exercised on 2 October 2002 when market price was 201.75 pence.

[3] Following the one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A., the exercise price and the number of shares under option have been adjusted to maintain the option holders' interests.

Aggregate gains made by directors on exercise of share options were £168,801 (2002: £505,303). Options are awarded at no cost to the employee.

Although not a participant under the share option arrangement, Anthony Percival has a long term bonus arrangement based on the increase in the Kingfisher share price. This option is exercisable unconditionally.

	Number of Options										
	At start of year	Granted during year	Exercised during year	Lapsed during year	Rights issue share adjustment[1]	At end of year	Option price[1] (pence)	Date from which exercisable	Lapse date	Black Scholes value (£'000) Feb 2003	Black Scholes value (£'000) Feb 2002
Anthony Percival	205,830	–	–	–	66,740	272,570	220.12	31/05/1998	30/04/2003	1	201

[1] Following the one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A., the exercise price and number of shares under option have been adjusted to maintain the option holder's interests.

Under the Rules of the Kingfisher Share Option Schemes, the options held by the directors cannot be sold or assigned prior to their exercise. The Black-Scholes values shown above are calculated using a mathematical approach which estimates a theoretical value at which the options might be traded on the stock market, assuming a ready supply of willing buyers and sellers.

The Black-Scholes methodology takes into account, amongst other things:
- the dividend yield on the shares
- the shares' volatility (a measure of the extent to which the share price tends to vary)
- the period for which the option is exercisable
- the option exercise price
- the market value of the shares
- projected total return on the shares.

The value is derived by looking at the statistical likelihood of various possible share price outcomes at the end of the option term and discounting the value back to the valuation date.

No account is taken of the fact that options might lapse if the option holder leaves.

The Black-Scholes methodology was used on a basis consistent with that applied in the 2001/2002 financial statements. In future years a basis consistent with the proposed IASB methodology will be applied when those proposals are finalised.

The Black-Scholes figures were supplied by New Bridge Street Consultants.

ShareSave options

	Number of Options								
	At start of year	Granted during year	Rights Issue share adjustments[1]	Exercised during year	Lapsed during year	At end of year	Option price[1] (pence)	Date from which exercisable	Lapse date
Sir Geoffrey Mulcahy									
	3,390	–	1,099	4,489[2]	–	–	199.73	01/08/2002	14/01/2003
	3,390	**–**	**1,099**	**4,489**	**–**	**–**			
Ian Cheshire									
	–	6,019	–	–	–	6,019	157.00	01/12/2005	01/06/2006
	–	**6,019**	**–**	**–**	**–**	**6,019**			
Helen Weir									
	4,194	–	1,359	–	–	5,553	171.04	01/12/2004	01/06/2005
	4,194	**–**	**1,359**	**–**	**–**	**5,553**			
William Whiting									
	549	–	178	–	727	–	532.37	01/08/2002	01/02/2003
	1,061	–	344	–	–	1,405	275.62	01/12/2003	01/06/2004
	838	–	271	–	–	1,109	171.04	01/12/2004	01/06/2005
	–	4,184	–	–	–	4,184	157.00	01/12/2007	01/06/2008
	2,448	**4,184**	**793**	**–**	**727**	**6,698**			
Jean-Nöel Labroue									
	3,852	–	1,331	–	–	5,183	231.51	01/12/2005	01/06/2006
	3,852	**–**	**1,331**	**–**	**–**	**5,183**			

1 Following the one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A. the exercise price and the number of shares under option have been adjusted to maintain the option holders' interests.

2 Exercised on 14 January 2003 when market price was 202.5p.

No performance conditions apply to ShareSave options. This plan is offered on similar terms to all eligible UK and international employees.

The market price of the shares on 1 February 2003 was 192.50p and the range during the year was 165.00p to 306.97p.

On 9 April 2002, Phantom Options were granted to executive directors. Following the rights issue, their holdings are 91,350 shares for Ian Cheshire, 102,685 shares for Jean-Nöel Labroue, 103,416 shares for Helen Weir and 113,757 shares for William Whiting. The options become exercisable when the Group's underlying EPS has grown by at least RPI + 6% over a 3 year period.

The option exercise price in respect of these Phantom Options is 290.08 pence (post rights issue) and they can first be exercised from 9 April 2005. Phantom Options were granted in April 2002 as sufficient executive share options could not be granted at this time due to regulatory constraints. The Phantom Option grant was made following consultations with the UKLA. The Phantom Options will lapse unexercised if the performance conditions are not met by 9 April 2012. By making the grant in April 2002, the Company maintained its policy of making regular 6 monthly incentive grants to executives.

Closed plans

No future awards will be made under any of these plans. However, there are prior year awards outstanding under all of the plans as set out below.

Value Enhancement Plan (VEP)

The VEP is a long term incentive plan for executive directors which was replaced by the KIP in 2001. There are, however, performance cycles which continue to run and the last payments under the VEP will be made in 2005. The VEP is an incentive plan linked to total shareholder return relative to a peer group of companies. Each year, a three year performance cycle commenced from 1 February. For each three year plan period, the Company's total shareholder return (share price growth plus reinvested dividend) is compared against the total shareholder returns of a basket of comparable retailers selected by the Committee, which currently comprises 15 UK and European retailers. The returns of the companies within the comparator group are calculated on the same basis as that of Kingfisher. Providing the Company performs in the top half of the peer group, the reward would range from 30% to a maximum of 70% of base salary. One third of the bonus award would be paid in cash with the remainder used to purchase shares which are released from the Kingfisher Employee Benefit Trust over a further two years.

Kingfisher was ranked 16th against its comparator group for the period 2000/2003, and, therefore, nothing will be paid in respect of this plan cycle. The companies in the comparator group were Ahold, Allders, Boots, Carrefour, Debenhams, Dixons, GUS, House of Fraser, J Menzies, Marks & Spencer, Matalan, Sainsbury, Tesco, WH Smith and Wickes.

Incentive Growth Plan (IGP)

The IGP is a long term incentive plan designed to reward senior managers at operating company level.

The IGP rewarded growth in value as measured by economic profit (operating profit less tax less interest charge) with payments deferred for three years then paid in three cash instalments over a further two years. Since this plan operates over a three year cycle, final payments will not be made until March 2005. The only potential payments to executive directors under the IGP will be to William Whiting and Helen Weir. These payments were allocated before their appointment to the Board.

The table below summarises the payments made in March 2003 and payments outstanding for executive directors under the VEP and IGP plans.

Plan	Paid in March 2003[1]	Payable in future	Market price on date of award
Sir Geoffrey Mulcahy[2]			
VEP 1998/01	52,164 shares	–	345.5p
Helen Weir			
IGP	£297,500	Further 50% of base salary to be paid in March 2004 Further 25% of base salary to be paid in March 2005	n/a
William Whiting			
IGP	£390,000	Further 50% of base salary to be paid in March 2004 Further 25% of base salary to be paid in March 2005	n/a

Total value of awards paid in March 2003 under closed plans £687,500 and 52,164 shares. (March 2002: £461,400 and 74,973 shares)

[1] Following the one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A., the number of matching share awards have been adjusted to maintain the shareholders' interests.

[2] The award vested on 19 March 2003 at a market price of 237 pence. The shares were transferred to Sir Geoffrey Mulcahy on the same date. The shares to satisfy the award to Sir Geoffrey Mulcahy were allocated by the Kingfisher Employee Benefit Trust on 14 March 2001 when the market value was 457.5 pence per share. The number of shares allocated at this time was 39,392. The number and value of matching share awards has been adjusted to maintain the shareholders' interests subsequent to this date.

Directors' interests in shares

The directors who held office at 1 February 2003 had the following interests, all of which were beneficial, in the shares of the Company:

	Ordinary shares 2003	Ordinary shares 2002
Phillip Bentley	**20,000**	–
Ian Cheshire	**3,692**	1,846
Michael Hepher	**1,828**	914
Hartmut Krämer	**–**	–
Jean-Nöel Labroue	**731,727**	672,727
Francis Mackay	**82,466**	6,702
John Nelson	**50,000**	–
Margaret Salmon	**4,362**	2,181
Bernard Thiolon	**16,022**	14,550
Helen Weir	**2,286**	–
William Whiting	**9,928**	4,740

Prior to Gerry Murphy joining the Company on 3 February 2003, he had acquired 100,000 Kingfisher shares on 8 January 2003 at a price of 200.5p.

There has been no change in the directors' interests in shares as at 10 April 2003.

By virtue of being potential beneficiaries of the Kingfisher Employee Benefit Trust, all the executive directors were technically interested in 37,229,377 shares at the year end. On 15 April 2003, the number of shares in which the directors were technically interested under this trust was 37,142,902.

Performance graph

New legislation introduced this year requires this report to include a graph illustrating the performance of Kingfisher and a 'broad equity market index' over the past five years. As Kingfisher plc has been a constituent of the FTSE 100 index throughout this five year period, that index is considered the most appropriate form of index against which the Group's performance should be measured. Performance, as required by the legislation, is measured by Total Shareholder Return (share price growth plus dividends paid).

Total shareholders return

Source: Datastream


140
120
100
80
60
40
20
0
Value (£)
01 Feb 98
01 Feb 99
01 Feb 00
01 Feb 01
01 Feb 02
01 Feb 03
Kingfisher
FTSE 100 Index

The above graph looks at the value, by the end of the 2002/03 financial year, of £100 invested in Kingfisher on 1 February 1998 compared with £100 invested in the FTSE 100 Index. The other points plotted are the values at interim financial year ends.

The following sections, on pages 36 to 42, of the Directors' Remuneration Report are auditable: 'Directors' remuneration for the financial year'; 'Kingfisher Incentive Plan (KIP)'; 'Directors' pensions'; 'Directors' share interests'; 'Value Enhancement Plan (VEP)'; and 'Incentive Growth Plan (IGP)'.

By order of the Board
Helen Jones
Company Secretary

16 April 2003

Financial review

Shareholder return and dividends

Earnings per share for continuing operations before exceptional items and acquisition goodwill amortisation increased from 16.0p to 16.7p per share (after adjustment to reflect the bonus element of the rights issue) and is calculated as follows:

	2003	2002
Basic earnings per share	**8.0p**	10.9p
Exceptional items	**8.2p**	4.3p
Goodwill amortisation	**0.5p**	0.8p
Adjusted earnings per share	**16.7p**	16.0p

The revaluation surplus for the year of £39.3 million on the Group's property portfolio was equivalent to an increase in shareholder value of 1.9p per share.

The Board has proposed a final dividend of 6.05p per share making the total dividend for the year 9.5p per share. This dividend per share is covered 1.8 times by adjusted earnings per share.

Cashflow and investment in the businesses

Net debt has increased from £1,044.2 million at the start of the year to £1,926.4 million at the year end. During the year, £3,152.3 million was used to purchase subsidiary undertakings, principally the buy-out of substantially all of the minority interests of Castorama. Cash of £1,961.2 million was received as a result of the rights issue during the year.

A total of £895.0 million of net cash was generated from operating activities compared to £825.3 million in the previous year. Gross capital expenditure for the total Group was £468.4 million, down from £732.3 million in the previous year. A total of £215.4 million (2002: £632.4 million) was received during the year as a result of the sale of tangible fixed assets.

Following the year end, the Group received £648.6 million in relation to the majority of the proceeds from the sale by Chartwell Land of its third party property portfolio, with debt being reduced accordingly.

Treasury risk management

The main financial risks faced by the Group and managed by its Treasury function are funding risk, interest rate risk, currency risk and credit risk. The Board regularly reviews these risks and approves written Treasury policies covering the use of financial instruments to manage these risks.

Funding risk

Treasury ensures that the Group has sufficient secure resources to meet its business objectives and manages the Group's exposure to liquidity risk by promoting a diversity of funding sources and debt maturities.

Funding raised under the €2,500 million Euro Medium Term Note (EMTN) Programme totalled £195 million at the balance sheet date. There was no Euro Commercial Paper outstanding under the €750 million Euro Commercial Paper (ECP) Programme at the balance sheet date.

The Group maintains a portfolio of committed and uncommitted bank facilities. Committed revolving credit facilities total £755.1 million, of which £540.0 million mature during 2007, £180.0 million during 2005, with £35.1 million maturing prior to January 2004. The facilities due to mature during 2007 are general purpose corporate facilities whereas the £215.1 million due to mature in earlier years support the general liquidity and funding requirements of the group.

Committed facilities raised specifically to fund the purchase of Castorama shares, comprise £703.8 million due to mature in May 2005 and £628.5 million maturing prior to January 2004.

The Group's objective for debt maturities is to ensure that the amount of funding maturing in any year is not beyond the Group's means to repay or refinance.

Interest

In a lower interest rate environment and with strong operational cash flow, the net interest charge on continuing operations decreased from £41.2 million to £37.0 million (excluding amortisation of underwriting and issue costs of £6.5 million on new debt). The interest on the additional borrowing raised to purchase the shares in Castorama was partially offset by the investment of the rights issue proceeds prior to the purchase of the shares.

The Group's borrowings and investments remained mainly at floating rates of interest during the year.

Interest rate and currency risk management

Interest rate and foreign currency policies provide a degree of flexibility, whilst ensuring that the overall level of risk is managed appropriately. Treasury activity relates solely to the underlying cash flows and asset and liability positions of the Group.

The interest rate exposure of the Group arising from its borrowings and deposits is managed by the use of fixed and floating rate debt and investments, interest rate swaps, cross currency interest rate swaps, interest rate options and interest rate futures.

The Group's foreign exchange exposure policy requires subsidiaries to hedge committed transactional currency exposures against their functional currency. Exposures are concentrated through the use of market related transactions between subsidiaries and Halcyon Finance Limited, a Treasury Company. Group Treasury manages the activity of Halcyon Finance Limited, whose Board includes the Group Finance Director and Company Secretary.

The Group's policy is to ensure that when a Group company enters into a commercial contract the Group is protected against the potential impact of adverse currency movements. Halcyon Finance Limited fulfils this policy objective by entering into currency instruments, generally comprising forward contracts and currency options to hedge the Group's net exposures.

The Group's accounting policy is to translate the profits of overseas companies using weighted average exchange rates. Net assets denominated in foreign currencies and held at the year end are translated into sterling at year end exchange rates. The Group aims to fund overseas operations with borrowings denominated in their functional currency, and to hedge the impact of exchange rate movements on the Group's projected net cash flows.

Use and fair value of financial instruments
In the normal course of business the Group uses financial instruments, including derivative financial instruments which are held off balance sheet.

The main types of financial instruments used are medium term notes, commercial paper, bankers acceptances, loans and deposits, interest rate swaps, interest rate options, interest rate futures, cross currency interest rate swaps, spot and forward currency contracts, and currency options.

The fair value is defined as the amount for which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidation sale. Listed instruments are shown at their market price, and the fair value of other financial instruments is calculated by discounting their future cash flows at market rates. Short term financial instruments are assumed to have a fair value equal to their book value.

Credit risk
The Group controls credit risk by setting counterparty credit limits by reference to published rating agency credit ratings. Treasury Policy recognises that an exposure to a counterparty arises in relation to both derivative and non derivative financial instruments. Interest rate futures are with organised exchanges.

Exceptional items
Operating exceptional items of £51.6 million include the payment of a £9.6 million anti-competitive fine in respect of an earlier accounting period by Darty (which is appealing against this fine), the impairment of goodwill in relation to NOMI in Poland and Koçtas in Turkey of £23.9 million, and Group restructuring costs of £18.1 million. The Group restructuring charge reflects the costs of the integration of Castorama following the buy-out of the minority interests as well as Castorama's bid defence costs.

Demerger costs of £11.8 million relate to external costs incurred in the period, principally professional advisors' fees that were directly attributable to the planned separation of the Group's Electrical & Furniture sector.

The loss on sale or termination of operations of £228.4 million includes the loss on disposal of ProMarkt of £193.6 million and a provision to cover the exit from Castorama Germany of £34.8 million.

Property profits of £143.0 million include an amount of £126.9 million in respect of the sale of the third party property portfolio by Chartwell Land, together with further profit arising from the sale of properties around the Group.

Taxation
The effective overall tax rate on profit before tax has increased to 45.2% from 35.7% on continuing operations in 2002, principally as a result of an increase in taxable exceptional items.

The effective tax rate on profit before exceptional items and acquisition goodwill amortisation, excluding prior year adjustments, has increased to 32.3% from 30.3% on continuing operations in 2002, principally as a result of an increase in overseas losses not utilised.

The impact of prior year adjustments is to reduce the effective tax rate on profit before exceptional items and acquisition goodwill to 30.5%. The prior year adjustment of £12.2 million arises mainly as a result of the agreement of open years.

The revised composition of the Group and the change to the taxation of extended warranties will impact the rate going forward.

Investments, acquisitions and disposals
During the year, the Group acquired substantially all of the outstanding minority interests of Castorama. Total consideration was £3,132.8 million, which has given rise to goodwill of £2,373.6 million. The Group has made a number of other acquisitions during the year. These include the acquisition of franchises owning 12 BUT stores and an increase in the Group's interest in the Home Improvement business in China. The total consideration for these acquisitions was £19.5 million, giving rise to goodwill of £15.3 million. The Group also increased its stake in Germany DIY retailer Hornbach, for a total consideration of £36.2 million.

On 1 February 2003, the Group completed the sale of ProMarkt. An exceptional loss of £193.6 million has been included in the profit and loss account.

Dividend

The final dividend for the year ended 1 February 2003 will be paid on 13 June 2003 to shareholders on the register at close of business on 4 April 2003, subject to approval of shareholders at the company's Annual General Meeting, to be held at 11am on 4 June 2003 at the Radisson SAS Portman Hotel, London. A scrip dividend alternative will be offered to shareholders.

Pensions

The Group operates a number of pension arrangements of which by far the most significant is the funded defined benefits scheme for the Group's UK employees ('the Scheme'). The Group continues to account for pension costs on the basis of the requirements of SSAP 24, under which convention the Scheme pension charge for the year was £35 million (2002: £27 million – continuing operations only) split £26 million for Group/Home Improvement and £9 million for Electrical & Furniture. Cash contributions to the Scheme made during the year totalled £31 million, of which £23 million was for Group/Home Improvement and £8 million for Electrical & Furniture.

A formal valuation of the Scheme was carried out at 31 March 2002. On the basis of the principal assumptions used, the assets at that date were sufficient to cover 101% of the Scheme's liabilities. As a result of the proposed separation of Electrical & Furniture, an interim funding review will be carried out in 2003. The next formal valuation will be made on or before 31 March 2005. On the basis of the assumptions used for the SSAP 24 valuation of the Scheme that reflect market movements since the date of the last formal valuation at 1 February 2003, the SSAP 24 pensions charge for the Scheme in 2004 would increase to around £38 million for the Group as currently constituted. Of this, the charge for Group/Home Improvement would be £28 million and £10 million for Electrical & Furniture.

Once again in the accounts this year, the Group is making disclosures regarding the FRS 17 valuation of the Scheme net assets and liabilities. At the start of the year, the FRS 17 valuation for the Scheme showed a deficit, net of deferred tax, of £112 million. Of this, around £40 million was attributable to the separated General Merchandise businesses. As a result of the general deterioration of the market during 2002, the net FRS 17 Scheme deficit at the end of the year is estimated to be £188 million. Of this amount, approximately £165 million is attributable to Group/Home Improvement and £23 million to Electricals.

Had the Group charged pension costs to the profit and loss account under the FRS 17 basis for the year, the net charge (excluding the credit for settlements) would have been £31 million (around 13.5% of pensionable salary).

As reported last year, the FRS 17 net pension liability has no impact on pension funding and, as a consequence, continues to have no impact on the Group's current or future cash flow or reported earnings.

Going concern

The directors confirm that, after making enquiries, they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing these accounts.

Independent auditors' statement to the members of Kingfisher plc

We have examined the summary financial statement which comprises the summary consolidated profit and loss account, summary consolidated balance sheet and the summary consolidated cash flow statement.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the *Kingfisher Annual Review 2003* in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the *Kingfisher Annual Review 2003* with the *Kingfisher Annual Accounts 2003*, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the *Kingfisher Annual Review 2003* and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statement is consistent with the *Kingfisher Annual Accounts 2003*, the directors' report and the directors' remuneration report of Kingfisher plc for the year ended 1 February 2003 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
16 April 2003

Summary consolidated profit and loss account

For the financial year ended 1 February 2003

£ millions	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Group turnover	**10,725.8**	9,709.5	1,528.6	11,238.1
Group operating profit/(loss)	**612.7**	474.8	(26.0)	448.8
Share of operating profit in:				
Joint ventures	**9.7**	9.4	–	9.4
Associates	**12.4**	4.3	–	4.3
Total operating profit/(loss) including share of joint ventures and associates	**634.8**	488.5	(26.0)	462.5
Analysed as:				
Home Improvement	**534.1**	430.7	–	430.7
Electrical & Furniture	**160.2**	183.7	–	183.7
General Merchandise	**-**	–	(29.6)	(29.6)
Property	**58.5**	45.3	29.0	74.3
e-commerce and other new channels	**(14.1)**	(18.8)	(12.0)	(30.8)
Other operating costs	**(39.8)**	(39.6)	–	(39.6)
Exceptional items – operating	**(51.6)**	(97.9)	(9.6)	(107.5)
Acquisition goodwill amortisation	**(12.5)**	(14.9)	(3.8)	(18.7)
Total operating profit/(loss) including share of joint ventures and associates	**634.8**	488.5	(26.0)	462.5
Exceptional items – non-operating				
Demerger costs	**(11.8)**	–	(27.2)	(27.2)
(Loss)/profit on the sale or termination of operations	**(228.4)**	57.7	(342.5)	(284.8)
Profit/(loss) on the disposal of fixed assets	**143.0**	(34.7)	(19.4)	(54.1)
Profit/(loss) on ordinary activities before interest	**537.6**	511.5	(415.1)	96.4
Net interest payable	**(43.5)**	(41.2)	(27.2)	(68.4)
Profit/(loss) on ordinary activities before taxation	**494.1**	470.3	(442.3)	28.0
Tax on profit/(loss) on ordinary activities	**(223.3)**	(168.1)	12.1	(156.0)
Profit/(loss) on ordinary activities after taxation	**270.8**	302.2	(430.2)	(128.0)
Equity minority interests	**(101.1)**	(120.8)	–	(120.8)
Profit/(loss) for the financial year attributable to shareholders	**169.7**	181.4	(430.2)	(248.8)
Dividends				
Ordinary dividends on equity shares	**(244.0)**			(152.3)
Dividend in specie relating to the demerger of Woolworths Group plc	**-**			(455.2)
Retained loss for the financial year	**(74.3)**			(856.3)
Earnings/(loss) per share (pence)*				
Basic	**8.0**	10.9		(14.9)
Diluted	**7.8**	10.6		(15.0)
Basic – adjusted **	**16.7**	16.0		14.4
Diluted – adjusted **	**16.4**	15.6		14.0
Directors' aggregate remuneration***	**6.0**			6.0

* Adjusted for the bonus element of the rights issue.

** Adjusted earnings per share is before exceptional items and acquisition goodwill amortisation.

*** Directors' aggregate remuneration includes termination pay, value under the long term incentive plan, value of the Company's contribution to its pension scheme (2003: £293,145, 2002: £474,000) and value of gains made by directors on the exercise of share options, including ShareSave options (2003: £168,801, 2002: £505,303).

The profit and loss account for the year ended 1 February 2003 relates entirely to continuing operations.

Summary consolidated balance sheet

As at 1 February 2003

£ millions	Group 2003	2002
Fixed assets	**6,001.6**	4,035.4
Current assets	**3,310.8**	3,160.9
Creditors: amounts falling due within one year	**(3,245.5)**	(3,233.2)
Net current assets/(liabilities)	**65.3**	(72.3)
Total assets less current liabilities	**6,066.9**	3,963.1
Creditors: amounts falling due after more than one year	**(1,528.4)**	(780.2)
Provisions for liabilities and charges	**(53.7)**	(44.9)
	4,484.8	3,138.0
Capital and reserves		
Share capital	**359.3**	177.7
Share premium account	**2,155.2**	365.3
Equity reserves	**1,948.0**	1,929.7
Equity shareholders' funds	**4,462.5**	2,472.7
Equity minority interests	**22.3**	665.3
	4,484.8	3,138.0

Summary consolidated cash flow statement

For the financial year ended 1 February 2003

£ millions	2003	2002
Group operating profit	**612.7**	448.8
Impairment charge	**20.0**	93.7
Depreciation and amortisation	**221.6**	232.2
Decrease in development work in progress	**56.4**	27.7
Increase in stocks	**(100.1)**	(72.3)
Decrease/(increase) in debtors	**58.2**	(119.1)
Increase in creditors	**20.9**	210.6
Loss on disposal of fixed assets	**5.3**	3.7
Net cash inflow from operating activities	**895.0**	825.3
Dividends received from joint ventures and associates	**6.9**	2.0
Returns on investment and servicing of finance	**(80.9)**	(115.5)
Taxation	**(170.9)**	(165.9)
Capital expenditure and financial investment	**(270.4)**	(129.4)
Acquisitions and disposals	**(3,211.7)**	429.9
Equity dividends paid to shareholders	**(139.1)**	(148.4)
Management of liquid resources	**299.6**	(277.9)
Financing	**2,591.7**	(360.9)
(Decrease)/increase in cash	**(79.8)**	59.2

Reconciliation of net cash flow to movement in net debt

Net debt at start of year	**(1,044.2)**	(1,873.8)
(Decrease)/increase in cash	**(79.8)**	59.2
Debt in subsidiary becoming joint venture/joint venture becoming a subsidiary	**172.3**	(102.3)
Debt demerged with Woolworths Group plc	**–**	191.8
(Decrease)/increase in short term deposits	**(268.8)**	276.3
(Increase)/decrease in debt and lease financing	**(613.2)**	378.9
Amortisation of underwriting and issue costs of new debt	**(6.5)**	–
(Decrease)/increase in short term investments	**(30.8)**	1.6
Increase in market value of investments	**–**	6.2
Foreign exchange effects	**(55.4)**	17.9
Net debt at end of year	**(1,926.4)**	(1,044.2)

Shareholder information

Shareholders who would also like the *Kingfisher Annual Accounts* in future years should write to the Company Secretary at the address noted below.

Results and financial diary

First quarter results	June 2003
Half year results to July 2003	September 2003
Third quarter results	December 2003
Fourth quarter sales update	February 2004

Annual general meeting
Wednesday 4 June 2003 at 11 am at The Radisson SAS Portman Hotel, 22 Portman Square, London W1H 7BG.

Useful information

Company Secretary and registered office
Helen Jones, Kingfisher plc,
3 Sheldon Square, Paddington, London W2 6PX
Telephone: (020) 7372 8008.

Registrar
Computershare Services plc, PO Box 435, Owen House,
8 Bankhead Crossway North, Edinburgh EH11 4BR.
Telephone: (0870) 702 0129.

Kingfisher annual report and accounts – alternative formats
Kingfisher produces both the *Annual Review 2003* and *Annual Accounts 2003* in both large print and audio CD versions. These are available, on request, from the Company at its registered office.

Low cost share dealing facilities
NatWest Stockbrokers, Corporate & Employee Services,
55 Mansell Street, London E1 8AN. Telephone: (020) 7895 5029.
e-mail: contactces@natwest.com

Kingfisher Individual Savings Accounts (ISAS)
Kingfisher ISA Manager, Halifax Share Dealing Limited.
Telephone: (0870) 600 9966.

Dividend
Shareholders can elect for dividends to be paid by mandate directly to a UK bank or building society account through the BACS (Bankers' Automated Clearing Services) system. For the benefit of shareholders resident in any of the eurozone countries, the Company offers the option to receive dividends in euros.The Company also offers shareholders a scrip dividend alternative. For further details, or any queries about the administration of your shareholding, please contact the Company's Registrar.

Electronic communications/electronic proxy voting
You now have the opportunity to register to receive shareholder information and submit your proxy votes online. You can register simply by visiting www.kingfisher.com/shareholders and following the online instructions.

CREST electronic proxy voting
The Company will not be accepting proxy votes through the CREST Electronic Proxy Voting system.

Kingfisher plc five year history

Profit and loss

£ millions	1999	2000	2001	2002	**2003**
Turnover					
Home Improvement	2,055.4	4,528.3	5,093.5	5,833.9	**6,757.2**
Electrical & Furniture	2,458.1	3,188.0	3,564.9	3,784.8	**3,896.8**
General Merchandise	2,840.9	3,065.5	3,358.4	1,498.6	**–**
Property	41.1	32.5	59.2	65.7	**57.1**
Financial Services	62.3	70.7	58.2	55.1	**14.7**
Total turnover	7,457.8	10,885.0	12,134.2	11,238.1	**10,725.8**
Operating profit					
Home Improvement	188.1	365.8	398.5	430.7	**534.1**
Electrical & Furniture	173.4	194.3	184.0	183.7	**160.2**
General Merchandise	189.9	183.9	140.7	(29.6)	**–**
Property	69.1	76.0	85.9	74.3	**58.5**
e-commerce and other new channels	(3.7)	(24.0)	(81.9)	(30.8)	**(14.1)**
Exceptional items – operating	44.7	(3.5)	5.8	(107.5)	**(51.6)**
Other operating costs	(25.1)	(37.9)	(44.8)	(39.6)	**(39.8)**
Acquisition goodwill amortisation	(2.2)	(10.5)	(17.9)	(18.7)	**(12.5)**
Total operating profit	634.2	744.1	670.3	462.5	**634.8**
Profit/(loss) on disposal of fixed assets	2.1	6.2	0.2	(54.1)	**143.0**
Profits and losses on disposal, closure and restructuring of operations/investments	–	–	97.3	(312.0)	**(240.2)**
Profit before interest	636.3	750.3	767.8	96.4	**537.6**
Interest	(9.9)	(37.5)	(76.6)	(68.4)	**(43.5)**
Profit before taxation	626.4	712.8	691.2	28.0	**494.1**
Taxation	(182.3)	(213.2)	(177.3)	(156.0)	**(223.3)**
Profit/(loss) after taxation	444.1	499.6	513.9	(128.0)	**270.8**
Earnings/(loss) per share (pence)*					
Basic	26.8	24.4	24.9	(14.9)	**8.0**
Fully diluted	26.2	23.3	24.2	(15.0)	**7.8**
Basic adjusted**	24.9	25.3	22.4	14.4	**16.7**
Fully diluted adjusted**	24.3	24.9	21.8	14.0	**16.4**
Dividend per share (pence)*	9.8	10.9	11.7	9.1	**9.5**

Balance sheets

£ millions	1999	2000	2001	2002	**2003**
Intangible assets	267.3	400.9	508.9	295.4	**2,651.5**
Property	2,064.0	2,511.1	3,016.9	2,807.4	**2,287.0**
Other tangible assets	821.4	921.4	1,122.7	696.5	**753.9**
Investments	66.4	95.4	294.5	236.1	**309.2**
Total fixed assets	3,219.1	3,928.8	4,943.0	4,035.4	**6,001.6**
Net current assets	47.9	109.7	549.8	223.3	**506.3**
Non-current liabilities	(7.6)	(4.8)	(116.3)	(76.5)	**(96.7)**
Capital employed	3,259.4	4,033.7	5,376.5	4,182.2	**6,411.2**
Equity shareholders' funds	2,203.3	2,568.3	2,936.7	2,472.7	**4,462.5**
Equity minority interests	362.7	444.6	566.0	665.3	**22.3**
Net debt	693.4	1,020.8	1,873.8	1,044.2	**1,926.4**
Capital employed	3,259.4	4,033.7	5,376.5	4,182.2	**6,411.2**

Share data

millions					
Number of shares in issue – period end*	1,637.2	1,647.2	1,681.4	1,710.9	**2,612.8**
– average*	1,626.7	1,633.7	1,648.7	1,666.3	**2,122.1**
Fully diluted average number of shares*	1,660.5	1,677.8	1,667.0	1,683.6	**2,131.9**

Share price

High	694p	930p	630p	494p	**307p**
Low	425p	477p	354p	275p	**165p**
Average	537p	707p	500p	401p	**239p**

* Adjusted for the bonus element of the rights issue which took place during the year ended 1 February 2003.

** Before exceptional items and acquisition goodwill amortisation

Kingfisher's annual report and accounts for the year ended 1 February 2003 comprises two documents.

The *Kingfisher Annual Review 2003* contains the full directors' report on pages 26 to 31, the directors' remuneration report on pages 32 to 43 and a summary of the information in the annual accounts on pages 48 to 50. This complies with the information required under the Companies (Summary Financial Statement) Regulations 1995.

The full accounts for the year ended 1 February 2003 are contained in a separate document, *Kingfisher Annual Accounts 2003*.

The *Kingfisher Annual Review 2003* on its own does not contain sufficient information to allow as full an understanding of the results and state of affairs of Kingfisher as when read in conjunction with the *Kingfisher Annual Accounts 2003*.

Shareholders requiring more detailed information may obtain a copy of the *Kingfisher Annual Accounts 2003* on request, free of charge, from Kingfisher's registered office: 3 Sheldon Square, Paddington, London W2 6PX. Telephone: +44 (0)20 7372 8008.

Designed by Tor Pettersen & Partners (020 7432 6100)
Printed in England by St Ives Westerham Press on paper granted the Nordic Swan award for environmental credentials. The paper is manufactured to ISO 1401 environmental standards using fibres from sustainable sources.



KINGFISHER

Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX
+44 (0)20 7372 8008
www.kingfisher.com

82-968



KINGFISHER

transforming

Contents

Kingfisher Annual Review 2003 and *Kingfisher Annual Accounts 2003* – please see note on page 48.

Home Improvement

UK & Ireland

B&Q

Number 1 in home improvement

Stores	320
Sales space	1,989,500 sq m
Employees	23,738

Screwfix

Number 1 in direct home improvement

Employees	1,469

Belgium

castorama

Home improvement chain

Stores	1
Sales space	11,500 sq m
Employees	73

France

castorama

BRICO DEPOT

Jointly number 1 in home improvement

Stores	161
Sales space	1,232,600 sq m
Employees	14,919

Germany

castorama

Home improvement chain

Stores	6
Sales space	55,000 sq m
Employees	344

HORNBACH

Strategic alliance with the leading German DIY warehouse retailer

Italy

castorama

Growing home improvement chain

Stores	14
Sales space	94,500 sq m
Employees	1,378

Poland

castorama

NOMI

Jointly number 1 in home improvement

Stores	
Sales space	312,600 sq
Employees	4,9

Canada
Spain
Turkey
China
Taiwan
South Korea
Brazil

Key
Exiting the market ○
Test market ○

Canada

RÉNO-DÉPÔT

Stores	20
Sales space	254,700 sq m
Employees	3,174

Brazil

castorama

Stores	3
Sales space	26,000 sq m
Employees	468

Turkey

KOÇTAŞ (joint venture)

Stores	5
Sales space	21,800 sq m
Employees	333

China

B&Q

Stores	8
Sales space	88,500 sq m
Employees	2,633

Taiwan

B&Q (joint venture)

Stores	14
Sales space	63,300 sq m
Employees	1,25

Note: employee numbers are full-time equivalent.

Consolidated profit and loss account

For the financial year ended 1 February 2003

£ millions	Notes	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Turnover including share of joint ventures		**10,869.2**	9,819.4	1,532.3	11,351.7
Less: share of joint ventures		**(143.4)**	(109.9)	(3.7)	(113.6)
Group turnover	5	**10,725.8**	9,709.5	1,528.6	11,238.1
Group operating profit/(loss)	2	**612.7**	474.8	(26.0)	448.8
Share of operating profit in:					
Joint ventures		**9.7**	9.4	–	9.4
Associates		**12.4**	4.3	–	4.3
Total operating profit/(loss) including share of joint ventures and associates		**634.8**	488.5	(26.0)	462.5
Analysed as:					
Home Improvement		**534.1**	430.7	–	430.7
Electrical & Furniture		**160.2**	183.7	–	183.7
General Merchandise		**–**	–	(29.6)	(29.6)
Property		**58.5**	45.3	29.0	74.3
e-commerce and other new channels		**(14.1)**	(18.8)	(12.0)	(30.8)
Other operating costs		**(39.8)**	(39.6)	–	(39.6)
Exceptional items – operating	3	**(51.6)**	(97.9)	(9.6)	(107.5)
Acquisition goodwill amortisation		**(12.5)**	(14.9)	(3.8)	(18.7)
Total operating profit/(loss) including share of joint ventures and associates		**634.8**	488.5	(26.0)	462.5
Exceptional items – non-operating	4				
Demerger costs		**(11.8)**	–	(27.2)	(27.2)
(Loss)/profit on the sale or termination of operations		**(228.4)**	57.7	(342.5)	(284.8)
Profit/(loss) on the disposal of fixed assets		**143.0**	(34.7)	(19.4)	(54.1)
Profit/(loss) on ordinary activities before interest	5	**537.6**	511.5	(415.1)	96.4
Net interest payable	6	**(43.5)**	(41.2)	(27.2)	(68.4)
Profit/(loss) on ordinary activities before taxation	7	**494.1**	470.3	(442.3)	28.0
Tax on profit/(loss) on ordinary activities	10	**(223.3)**	(168.1)	12.1	(156.0)
Profit/(loss) on ordinary activities after taxation		**270.8**	302.2	(430.2)	(128.0)
Equity minority interests		**(101.1)**	(120.8)	–	(120.8)
Profit/(loss) for the financial year attributable to shareholders		**169.7**	181.4	(430.2)	(248.8)
Dividends	11				
Ordinary dividends on equity shares		**(244.0)**			(152.3)
Dividend in specie relating to the demerger of Woolworths Group plc		**–**			(455.2)
Retained loss for the financial year	31	**(74.3)**			(856.3)

	Notes	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Earnings/(loss) per share (pence)*	12				
Basic		**8.0**	10.9		(14.9)
Diluted		**7.8**	10.6		(15.0)
Basic – adjusted **		**16.7**	16.0		14.4
Diluted – adjusted **		**16.4**	15.6		14.0

Adjusted for the bonus element of the rights issue.

Adjusted earnings per share is before exceptional items and acquisition goodwill amortisation.

The profit and loss account for the year ended 1 February 2003 relates entirely to continuing operations.

Consolidated statement of total recognised gains and losses

For the financial year ended 1 February 2003

£ millions	**2003**	2002
Profit/(loss) for the financial year	**169.7**	(248.8)
Unrealised surplus on revaluation of properties (see note 14)	**39.3**	27.9
Tax on realised revaluation surplus (see note 30)	**(7.4)**	–
Minority interest movement on the issue of shares in Castorama	**(0.9)**	2.7
Net foreign exchange adjustments offset in reserves (see note 30)	**(4.1)**	(26.4)
Tax effect of exchange adjustments offset in reserves (see note 30)	**10.0**	(2.9)
Total recognised gains/(losses) relating to the financial year	**206.6**	(247.5)

Note of Group historical cost profits and losses

For the financial year ended 1 February 2003

£ millions	**2003**	2002
Reported profit on ordinary activities before taxation	**494.1**	28.0
Prior year property revaluation surplus now realised (see note 30)	**278.6**	196.9
Difference between historical cost depreciation charge and the actual charge for the year based on the revalued amount	**1.1**	1.7
Historical cost profit on ordinary activities before tax	**773.8**	226.6
Historical cost profit/(loss) for the year retained after taxation, minority interests and dividends	**198.0**	(657.7)

Balance sheets

As at 1 February 2003

£ millions	Notes	Group 2003	Group 2003	Group 2002	Group 2002	Company 2003	Company 2002
Fixed assets							
Goodwill	13		**2,651.5**		295.4	**–**	–
Tangible assets	14		**3,040.9**		3,503.9	**4.4**	4.3
Investments in joint ventures							
– Share of gross assets		**190.1**		66.9			
– Share of gross liabilities	15	**(158.1)**	**32.0**	(40.8)	26.1	**–**	–
Investments in associates	15		**131.1**		87.6	**–**	–
Other investments	15		**146.1**		122.4	**4,684.4**	1,492.8
Total investments			**309.2**		236.1	**4,684.4**	1,492.8
			6,001.6		4,035.4	**4,688.8**	1,497.1
Current assets							
Development work in progress	16		**5.1**		61.5	**–**	–
Stocks	16		**1,630.1**		1,575.3	**–**	–
Debtors due within one year	17		**1,369.7**		904.5	**5,234.5**	4,713.5
Debtors due after more than one year	17		**61.7**		57.5	**–**	–
Investments	18		**145.7**		174.7	**–**	–
Cash at bank and in hand			**98.5**		387.4	**17.2**	268.4
			3,310.8		3,160.9	**5,251.7**	4,981.9
Creditors							
Amounts falling due within one year	19		**(3,245.5)**		(3,233.2)	**(2,525.5)**	(1,955.9)
Net current assets/(liabilities)			**65.3**		(72.3)	**2,726.2**	3,026.0
Total assets less current liabilities			**6,066.9**		3,963.1	**7,415.0**	4,523.1
Creditors							
Amounts falling due after more than one year	20		**(1,528.4)**		(780.2)	**(1,389.0)**	(445.6)
Provisions for liabilities and charges	28		**(53.7)**		(44.9)	**–**	–
	5		**4,484.8**		3,138.0	**6,026.0**	4,077.5
Capital and reserves							
Called up share capital	29		**359.3**		177.7	**359.3**	177.7
Share premium account	30		**2,155.2**		365.3	**2,155.2**	365.3
Revaluation reserve	30		**165.8**		405.1	**–**	–
Non-distributable reserves	30		**159.0**		148.2	**2,934.2**	2,923.4
Profit and loss account	30		**1,623.2**		1,376.4	**577.3**	611.1
Equity shareholders' funds	31		**4,462.5**		2,472.7	**6,026.0**	4,077.5
Equity minority interests			**22.3**		665.3	**–**	–
			4,484.8		3,138.0	**6,026.0**	4,077.5

The accounts were approved by the Board of directors on 16 April 2003 and signed on its behalf by:

Helen Weir
Director

Consolidated cash flow statement

For the financial year ended 1 February 2003

£ millions	Notes	2003	2003	2002	2002
Net cash inflow from operating activities	32 (a)		**895.0**		825.3
Dividends received from joint ventures and associates			**6.9**		2.0
Returns on investment and servicing of finance					
Interest received		**44.8**		25.6	
Interest paid		**(81.2)**		(106.5)	
Underwriting and issue costs of new debt		**(8.0)**		–	
Interest element of finance lease rental payments		**(3.2)**		(3.4)	
Dividends paid by subsidiaries to minorities		**(33.3)**		(31.2)	
Net cash outflow from returns on investment and servicing of finance			**(80.9)**		(115.5)
Taxation					
UK Corporation tax paid		**(94.4)**		(78.4)	
Overseas tax paid		**(76.5)**		(87.5)	
Tax paid			**(170.9)**		(165.9)
Capital expenditure and financial investment					
Payments to acquire intangible fixed assets		**–**		(0.5)	
Payments to acquire tangible fixed assets		**(468.4)**		(732.3)	
Receipts from the sale of tangible fixed assets		**215.4**		632.4	
Purchase of own shares		**(25.7)**		(29.0)	
Payments for additions to investments		**(3.4)**		(10.5)	
Receipts from sale of investments and nil-paid rights		**11.7**		10.5	
Net cash outflow from capital expenditure and financial investment			**(270.4)**		(129.4)
Acquisitions and disposals					
Purchase of subsidiary and business undertakings		**(3,152.3)**		(18.0)	
Cash acquired on purchase of subsidiary/joint venture becoming a subsidiary		**5.2**		12.9	
Purchase of associates and joint ventures		**(36.2)**		(77.9)	
Non-operating demerger costs		**(11.8)**		(27.2)	
Cash disposed on sale of subsidiary undertakings/disposal of subsidiary undertakings		**(35.9)**		428.1	
Disposal of associates and joint ventures		**–**		101.7	
Issue of shares by Group companies to minority shareholders		**19.3**		10.3	
Net cash (outflow)/inflow from acquisitions and disposals			**(3,211.7)**		429.9
Equity dividends paid to shareholders			**(139.1)**		(148.4)
Net cash (outflow)/inflow before use of liquid resources and financing			**(2,971.1)**		698.0
Management of liquid resources					
Decrease/(increase) in short term deposits		**268.8**		(276.3)	
Decrease/(increase) in short term investments		**30.8**		(1.6)	
Net cash inflow/(outflow) from management of liquid resources			**299.6**		(277.9)
Financing					
Issue of ordinary share capital		**2,014.4**		18.0	
Rights issue costs		**(43.9)**		–	
Capital element of finance lease rental payments		**(13.5)**		(6.2)	
Increase/(decrease) in loans		**634.7**		(372.7)	
Net cash inflow/(outflow) from financing			**2,591.7**		(360.9)
(Decrease)/increase in cash			**(79.8)**		59.2
Reconciliation of net cash flow to movement in net debt	32 (e)				
Net debt at start of year			**(1,044.2)**		(1,873.8)
(Decrease)/increase in cash			**(79.8)**		59.2
Debt in subsidiary becoming joint venture/joint venture becoming a subsidiary			**172.3**		(102.3)
Debt demerged with Woolworths Group plc			**–**		191.8
(Decrease)/increase in short term deposits			**(268.8)**		276.3
(Increase)/decrease in debt and lease financing			**(613.2)**		378.9
Amortisation of underwriting and issue costs of new debt			**(6.5)**		–
(Decrease)/increase in short term investments			**(30.8)**		1.6
Increase in market value of investments			**–**		6.2
Foreign exchange effects			**(55.4)**		17.9
Net debt at end of year			**(1,926.4)**		(1,044.2)

Notes to the accounts

1 Accounting policies

Accounting conventions

The financial statements of the Company and its subsidiaries are made up to the nearest Saturday to 31 January each year. The financial statements of the Company and its subsidiaries are prepared under the historical cost convention, except for land and buildings that are included in the financial statements at valuation, and are prepared in accordance with applicable accounting standards in the United Kingdom.

However, compliance with SSAP19 'Accounting for Investment Properties' relating to depreciation on investment properties and FRS 10 'Goodwill and Intangible Assets' relating to the capitalisation and amortisation of goodwill both require a departure from the requirements of the Companies Act 1985 as explained below. Accounting policies have been consistently applied.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company, its subsidiary undertakings, joint ventures and associated undertakings. Subsidiary undertakings acquired during the year are recorded under the acquisition method and their results are included from the date of acquisition. Associated undertakings are accounted for using the equity method and joint ventures are accounted for using the gross equity method. The results of subsidiary undertakings, joint ventures and associated undertakings which have been disposed during the year are included up to the effective date of disposal.

Kingfisher plc has not presented its own profit and loss account as permitted by Section 230 of the Companies Act 1985.

Foreign currencies

Transactions denominated in foreign currencies are translated into sterling at contracted rates or, where no contract exists, at average monthly rates.

Monetary assets and liabilities denominated in foreign currencies which are held at the year end are translated into sterling at year end exchange rates. Exchange differences on monetary items are taken to the profit and loss account.

The balance sheets of overseas subsidiary undertakings are expressed in sterling at year end exchange rates. Profits and losses of overseas subsidiary undertakings are expressed in sterling at average exchange rates for the year. Exchange differences arising on the translation of opening shareholders' funds are recorded as a movement on reserves, and are reported in the Statement of Total Recognised Gains and Losses.

The Group's share of net assets or liabilities of associated undertakings and joint ventures are expressed in sterling at year end exchange rates. The share of profits or losses for the year are expressed in sterling at average exchange rates for the year. Exchange differences arising on the translation of opening net equity are recorded as a movement on reserves.

Exchange differences arising on borrowings used to finance, or provide a hedge against, the Group's net investment in foreign subsidiaries are recorded as movements on reserves to the extent of exchange differences arising on the equity investments. Other exchange differences are taken to the profit and loss account.

Principal rate of exchange

Euro	**2003**	2002
Year end rate	**1.531**	1.642
Average rate	**1.583**	1.614

Turnover

Turnover represents retail sales and services supplied, interest receivable and other income from the provision of credit facilities, rental income and turnover from property development activities. Turnover excludes transactions made between companies within the Group, Value Added Tax, other sales-related taxes and is net of trade discounts.

Cost of sales

Cost of sales is the expenditure incurred in the normal course of business in bringing the product to the point of sale, including warehouse and transportation costs.

1 **Accounting policies** continued

Goodwill

Goodwill arising on all acquisitions prior to 31 January 1998 remains eliminated against reserves. On the subsequent disposal of the business to which it relates, this goodwill is charged in the profit and loss account.

Goodwill arising on acquisitions since 31 January 1998 is included in the balance sheet at cost less accumulated amortisation and any provisions for impairment. Goodwill related to joint ventures and associated undertakings is included in the carrying value of the investment. Goodwill, which represents the difference between the purchase consideration and the fair values of the net assets acquired, is capitalised and amortised on a straight line basis over a period which represents the directors' estimate of its useful economic life. The converse, negative goodwill, is amortised to the profit and loss account in the periods in which the non-monetary assets acquired are recovered (whether through depreciation or sale).

Where goodwill is regarded as having an indefinite life, it is not amortised. The estimated useful economic life is regarded as indefinite where goodwill is capable of continued measurement and the durability of the acquired business can be demonstrated. Where goodwill is not amortised, an annual impairment review is performed and any impairment charged to the profit and loss account.

In estimating the useful economic life of goodwill arising, account has been taken of the nature of the business acquired, the stability of the industry, the extent of continuing barriers to market entry and expected future impact of competition. With the exception of Castorama Dubois Investissements S.C.A., BUT S.A. and Hornbach Holding A.G. all acquisitions since 31 January 1998 are considered by the directors to have an estimated useful economic life of up to 20 years.

During the year, goodwill of £2,373.6 million arose on the acquisition of the remaining minority interests in Castorama Dubois Investissements S.C.A. In previous years, goodwill of £135.4 million arose on the acquisition of BUT S.A. and goodwill of £13.2 million arose on the purchase of the Group's initial equity investment in Hornbach Holding A.G. The directors consider that each of these businesses have a proven ability to maintain their market leading positions over a long period and will adapt successfully to any foreseeable technological or customer-led changes and that barriers to entry into their markets exist, such that the businesses and their related goodwill will prove to be durable.

Hornbach has been a leading German Home Improvement warehouse retailer since the opening of its first store in 1968. Castorama Dubois Investissements S.C.A. was the owner of the Castorama brand in France and B&Q in the UK. Since 1978 and 1970 respectively, these brands have demonstrated consistent growth. Similarly, BUT S.A. has demonstrated consistent growth in both turnover and operating profits since its formation in 1972. Each of these businesses operate through established store networks and the directors believe that restrictions in the availability of prime retail space will continue to act as a significant barrier to entry in their respective markets. In addition, each of the businesses has demonstrated an ability to adapt to new retailing channels.

Accordingly, the goodwill in relation to Castorama Dubois Investissements S.C.A., BUT S.A. and Hornbach Holding A.G. is not amortised and, in order to give a true and fair view, the financial statements depart from the requirement of amortising goodwill over a finite period, as required by the Companies Act. Instead annual impairment tests are undertaken and any impairment that is identified will be charged to the profit and loss account. It is not possible to quantify the effect of the departure from the Companies Act, because no finite life for goodwill can be identified.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet at cost, less accumulated depreciation and any provisions for impairment. Depreciation of tangible fixed assets is provided to reflect a reduction from book value to estimated residual value over the estimated useful life of the asset to the Group.

Depreciation of tangible fixed assets is calculated by the straight line method and the annual rates applicable to the principal categories are:

Freehold buildings	–	2%
Long leaseholds	–	5%
Short leaseholds	–	over remaining period of the lease
Tenants' fixtures	–	between 10% and 15%
Computers and electronic equipment	–	between 25% and 50%
Motor cars	–	25%
Commercial vehicles	–	33⅓%

Freehold land is not depreciated

Impairment of fixed assets and goodwill

Tangible fixed assets and goodwill are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and each year in respect of goodwill that is not subject to systematic depreciation. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or net realisable value if higher. The discount rate is applied based upon the Group's weighted average cost of capital of 8.6% with appropriate adjustments for the risks associated with the relevant business. Any impairment in value is charged to the profit and loss account in the year in which it occurs.

Disposal of land and buildings

Profits and losses on disposal of land and buildings represent the difference between the net proceeds and the net carrying value at the date of sale. Sales are accounted for when there is an exchange of unconditional contracts.

Investments

Fixed asset and current asset investments are included in the balance sheet at cost, less any provisions for impairment.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership, the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments during the lease term and the assets are depreciated over the shorter of the lease term or their useful economic life. Obligations relating to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within or after one year. The finance charge element of rentals is charged to the profit and loss account over the period of the lease. All other leases are operating leases and the rental payments are charged to the profit and loss account in the financial year to which the payments relate.

Incentives received to enter into lease agreements are released to the profit and loss account over the lease term or, if shorter, the period to the date on which the rent is first expected to be adjusted to the prevailing market rate.

Properties

Group occupied properties are revalued annually on a rolling basis and included in the balance sheet at existing use value.

Investment properties are revalued annually and included in the balance sheet at their open market value.

In accordance with SSAP19, no depreciation is provided in respect of investment properties. This represents a departure from the Companies Act 1985 requirements to provide for the systematic annual depreciation of fixed assets. However, these properties are held for investment and the directors consider that the adoption of the above policy is necessary in order to give a true and fair view. It is not possible to quantify the effect of the departure from the Companies Act, because no useful economic life is deemed appropriate.

Capitalisation of interest

Interest on borrowings to finance property development is capitalised. Interest is capitalised from the date work starts on the development to practical completion.

Interest on borrowings to finance the construction of properties held as tangible fixed assets is capitalised. Interest is capitalised from the date work starts on the property to the date when substantially all the activities that are necessary to get the property ready for use are complete. Where construction is completed in parts, each part is considered separately when capitalising interest.

Interest is capitalised before any allowance for tax relief.

Property developments

Property developments are stated at the lower of cost and net realisable value. Development profits are taken when developments are sold. Sales are accounted for when there is an exchange of unconditional contracts.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes appropriate attributable overheads and direct expenditure incurred in the normal course of business in bringing goods to their present location and condition.

Rebates receivable from suppliers

Volume related rebates receivable from suppliers are credited to the carrying value of the stock to which they relate. Where a rebate agreement with a supplier covers more than one year the rebates are recognised in the accounts in the period in which they are earned.

Pensions

The Group operates defined benefit and defined contribution pension schemes for its employees. In each case a separate fund is being accumulated to meet the accruing liabilities. The assets of each of these funds are all held under trusts, which are entirely separate from the Group's assets.

In accordance with SSAP 24, the cost of pensions in respect of the Group's defined benefit schemes is charged to the profit and loss account so that it is spread over the working lives of employees. Variations to pension costs caused by differences between the assumptions used and actual experience are spread over the average remaining working lives of the current employees at each actuarial valuation date.

1 **Accounting policies** continued

In the Group's overseas companies, any defined benefit arrangements are generally funded by way of annual premiums to group pension arrangements managed by insurance companies.

The impact of the phased implementation of FRS 17 'Retirement Benefits' on these financial statements is discussed in Note 33 to the accounts.

Deferred taxation

Provision is made for deferred taxation using the incremental provision approach and is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date.

Deferred tax is recognised in respect of timing differences that have originated but not reversed by the balance sheet date subject to the following:

(a) Deferred tax is not recognised on the revaluation of non-monetary assets such as property unless a binding sale agreement exists at the balance sheet date. Where rollover relief is available on an asset then deferred tax is in any case not recognised.
(b) Deferred tax is not recognised on unremitted earnings of overseas subsidiaries, associates or joint ventures unless dividends have been accrued as receivable or there is a binding agreement to distribute past earnings at the balance sheet date.
(c) Deferred tax assets are recognised to the extent that they are regarded as recoverable. Assets are regarded as recoverable when it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.
(d) Deferred tax is not recognised on permanent differences.

Derivative financial instruments

Financial assets are recognised on the balance sheet at the lower of cost and net realisable value. Discounts and premia are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial cash flow, asset or liability. Where such instruments do not hedge an underlying cash flow, asset or liability, they are accounted for using fair value accounting.

When a financial instrument ceases to be a hedge, either as a result of the underlying asset or liability being extinguished, or because a future event is no longer likely to occur, the instrument will thereafter be marked to its fair value in the financial statements.

Termination payments made or received in respect of derivatives are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist, and taken to the profit and loss account where the underlying exposure ceases to exist.

Outstanding contracts used to hedge against cash flows which themselves will be accounted for in the profits or losses of a future period are not recognised, or are deferred when they mature, and are carried forward against corresponding gains and losses when they occur.

Income and expenditure arising on financial instruments held for hedging purposes is recognised on an accruals basis, and credited or charged to the profit and loss account in the financial period in which it arises.

Gains or losses on financial instruments accounted for on a fair value basis are reflected in the profit and loss account as they arise.

For the purposes of notes 21, 22 and 24 to 27, short term debtors and creditors have been excluded. Narrative disclosures required by FRS 13 are set out in the financial review on pages 44 to 45 in the *Kingfisher Annual Review 2003*.

Employee Share Ownership Plan

The Group's Employee Share Ownership Plan (ESOP) is a separately administered trust. Liabilities of the ESOP are guaranteed by the Company and the assets of the ESOP mainly comprise shares in the Company. In accordance with UITF 13, the assets, liabilities, income and costs of the ESOP have been included in the consolidated and Company's financial statements.

Changes in presentation of financial information

The Company launched a one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A., which closed on 2 August 2002. The weighted average number of shares used in the calculation of earnings per share has been adjusted for the bonus element of the rights issue. Prior year earnings per share figures have been restated accordingly.

Discontinued operations

In the year ended 1 February 2003 the financial statements relate entirely to continuing operations.

In the comparative period ended 2 February 2002, discontinued operations include the results of the activities of the demerged Woolworths Group, the disposed Superdrug business and the high street property portfolio, including the interest and taxation attributable to these operations.

2 Operating profit

£ millions	2003 Total	Continuing operations	Discontinued operations	2002 Total
Group turnover	**10,725.8**	9,709.5	1,528.6	11,238.1
Cost of sales	**(7,101.7)**	(6,535.7)	(1,073.5)	(7,609.2)
Gross profit	**3,624.1**	3,173.8	455.1	3,628.9
Selling expenses	**(2,380.3)**	(2,161.1)	(373.5)	(2,534.6)
Administrative expenses	**(636.7)**	(539.3)	(106.0)	(645.3)
Exceptional items – operating (administrative expenses)	**(47.7)**	(97.9)	(9.6)	(107.5)
Administrative expenses – total	**(684.4)**	(637.2)	(115.6)	(752.8)
Other income	**53.3**	99.3	8.0	107.3
Group operating profit	**612.7**	474.8	(26.0)	448.8

3 Exceptional items – operating

The operating exceptional items in the year ended 1 February 2003 can be analysed as follows:

£ millions	2003 Total	Continuing operations	Discontinued operations	2002 Total
Darty anti-competitive fine	**(9.6)**	–	–	–
Impairment of Nomi goodwill (see note 13)	**(20.0)**	–	–	–
Group restructuring	**(18.1)**	–	–	–
Demerger costs	**–**	(4.2)	(9.6)	(13.8)
Impairment of ProMarkt goodwill	**–**	(93.7)	–	(93.7)
Total charged to Group operating profit	**(47.7)**	(97.9)	(9.6)	(107.5)
Impairment of Koçtas goodwill (see note 15)	**(3.9)**	–	–	–
Total charged to share of operating profit in joint ventures	**(3.9)**	–	–	–
Total	**(51.6)**	(97.9)	(9.6)	(107.5)

In September 2002, Darty paid a fine imposed by the French Competition Council for alleged anti-competitive activity in the period between 1989 and 1991. Darty is appealing against this fine.

Group restructuring includes £3.3m of costs incurred by Castorama Dubois Investissement S.C.A. in relation to the buyout of the minority interests by Kingfisher, £10.4m relating to the full integration of Castorama into the Kingfisher Group and £4.4m relating to the cost of the closure of the Group's property management function.

The cash flow effect of the operating exceptional items included in net cash inflow from operating activities is £23.3m.

Demerger costs in 2002 of £13.8m relate to incremental internal costs directly attributable to the demerger of Woolworths Group plc.

The tax effect of exceptional items is disclosed in note 12.

4 Exceptional items – non operating

The non-operating exceptional items in the year ended 1 February 2003 can be analysed as follows:

£ millions	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Demerger costs	**(11.8)**	–	(27.2)	(27.2)
Loss on the closure of Castorama Germany	**(34.8)**	–	–	–
Loss on the sale of ProMarkt	**(193.6)**	–	–	–
Loss on the sale of Superdrug	**–**	–	(342.5)	(342.5)
Profit on the sale of Time Retail Finance	**–**	57.7	–	57.7
(Loss)/profit on the sale or closure of operations	**(228.4)**	57.7	(342.5)	(284.8)
Disposal of fixed assets investments	**–**	(31.0)	(17.5)	(48.5)
Profit/(loss) on the disposal of properties	**143.0**	(3.7)	(1.9)	(5.6)
Profit/(loss) on the disposal of fixed assets	**143.0**	(34.7)	(19.4)	(54.1)
Total	**(97.2)**	23.0	(389.1)	(366.1)

Demerger costs in 2003 of £11.8m relate to external costs incurred in the period, principally professional advisors' fees, that were directly attributable to the planned separation of the Group's Electrical sector. In 2002, demerger costs of £27.2m relate to external costs, principally professional advisors' fees, that were directly attributable to the demerger of Woolworths Group plc.

The loss on the closure of Castorama Germany includes the direct costs of the termination and the operating losses to be incurred between the year end and the date of termination.

On 1 February 2003, the Group sold ProMarkt, a wholly-owned subsidiary for €1. The loss on disposal represents the net assets disposed together with a cash contribution to be made to the purchasers.

The profit on disposal of properties includes £126.9m in relation to the disposal of 15 retail parks and five retail development sites by Chartwell Land, the Group's specialist retail property company, announced on 22 January 2003.

The tax effect of the exceptional items is disclosed in note 12.

5 Segmental analysis

Turnover

The Group operations are divided between retail operations, financial services relating to the provision of consumer credit to retail customers, and property transactions.

The analysis of turnover by destination is not materially different to the analysis of turnover by origin.

Business analysis

£ millions		Turnover by origin 2003	Turnover by origin 2002	Profit before interest and taxation 2003	Profit before interest and taxation 2002
Retail	Group	**10,654.0**	9,620.6	**358.1**	426.5
	Joint ventures and associates	**120.8**	91.8	**11.2**	5.2
		10,774.8	9,712.4	**369.3**	431.7
Property	Property services	**95.7**	94.2	**194.6**	45.1
	Inter-segment rental income	**(38.6)**	(58.5)	**–**	–
		57.1	35.7	**194.6**	45.1
Financial services	Group	**14.7**	53.2	**2.6**	65.8
	Joint ventures and associates	**22.6**	18.1	**10.9**	8.5
		37.3	71.3	**13.5**	74.3
Profit before common costs				**577.4**	551.1
Common costs (other operating costs)				**(39.8)**	(39.6)
Continuing operations		**10,869.2**	9,819.4	**537.6**	511.5
Discontinued operations (UK)		**–**	1,532.3	**–**	(415.1)
		10,869.2	11,351.7	**537.6**	96.4
Total	Group	**10,725.8**	11,238.1	**515.5**	82.7
	Joint ventures and associates	**143.4**	113.6	**22.1**	13.7

Property turnover and third party rental income can be analysed as follows:

£ millions		2003	2002
Rental income	Inter-segment rental income from continuing operations	**38.6**	34.3
	Inter-segment rental income from discontinued operations	**–**	24.2
	Third party rental income		
	– from Woolworths Group plc	**10.1**	12.3
	– other	**24.3**	19.4
Total rental income		**73.0**	90.2
	Property development sales	**22.7**	4.0
	Less inter-segment rental income	**(38.6)**	(58.5)
Property turnover		**57.1**	35.7

5 Segmental analysis continued

Geographical analysis

£ millions		Turnover by origin 2003	Turnover by origin 2002	Profit before interest and taxation 2003	Profit before interest and taxation 2002
United Kingdom	Group	**5,124.3**	4,555.7	**511.0**	372.9
	Joint ventures	**34.4**	19.1	**3.6**	2.5
		5,158.7	4,574.8	**514.6**	375.4
France	Group	**3,845.5**	3,533.4	**235.9**	259.0
	Joint ventures and associates	**22.6**	18.1	**11.3**	7.9
		3,868.1	3,551.5	**247.2**	266.9
Germany	Group	**576.5**	663.2	**(272.0)**	(127.9)
	Joint ventures and associates	**–**	–	**7.6**	–
		576.5	663.2	**(264.4)**	(127.9)
Rest of the world	Group	**1,179.5**	957.2	**40.6**	(6.2)
	Joint ventures	**86.4**	72.7	**(0.4)**	3.3
		1,265.9	1,029.9	**40.2**	(2.9)
Continuing operations		**10,869.2**	9,819.4	**537.6**	511.5
Discontinued operations (UK)		**–**	1,532.3	**–**	(415.1)
		10,869.2	11,351.7	**537.6**	96.4

Net assets

The Group's net assets are attributable as follows:

£ millions		2003	2002
Retail	UK	**1,082.1**	1,058.7
	France	**3,590.1**	1,020.4
	Germany	**109.1**	207.0
	Rest of the world	**612.6**	649.7
Property	UK	**1,186.6**	1,234.6
Financial services	France	**26.1**	182.0
Unallocated net liabilities		**(2,121.8)**	(1,214.4)
Total Group		**4,484.8**	3,138.0

Common costs comprise the costs of combined Group operations, principally the head office operations of Kingfisher plc.

Unallocated net liabilities comprise combined Group net debt and the remaining net assets of Kingfisher plc.

The financial services segment comprises the Group's consumer finance operations in France.

At 2 February 2002, Crealfi S.A., the Group's French consumer finance business, was recognised as a subsidiary company because of the Group's ability to exercise control of the venture by way of a commitment to increase the Group's economic interest. Accordingly, in the year ended 1 February 2003, the Group financial services turnover and profit figures include the results of Crealfi S.A. for the period to 31 July 2002 while it was a subsidiary of the Group. On 31 July 2002 the Group's arrangements with Crealfi S.A. were amended such that the Group will no longer increase its economic interest above 49.99%. As a result, the Group no longer has the ability to exercise control and the business is no longer a subsidiary. Accordingly, Crealfi S.A. is not consolidated but included as a joint venture with effect from 1 August 2002 and its turnover and profit is included within joint ventures and associates turnover and profit for the period from 1 August 2002.

In the year ended 2 February 2002, the Group's financial services turnover and profit figures include the results of Time Retail Finance, the UK consumer finance operation which was disposed of on 31 January 2002.

6 Net interest payable

£ millions	2003	2003	2002	2002
Bank and other interest receivable	**(38.9)**		(75.8)	
Less amounts included in turnover of financial services	**-**	**(38.9)**	47.9	(27.9)
Bank and other interest payable				
Bank loans and overdrafts	**26.8**		17.3	
Other loans	**57.2**		103.0	
Finance lease charges	**2.8**		3.8	
	86.8		124.1	
Less amounts included in cost of sales of financial services	**-**	**86.8**	(12.2)	111.9
		47.9		84.0
Less interest capitalised		**(4.4)**		(15.6)
Net interest payable		**43.5**		68.4

Share of net interest payable by joint ventures included above is £0.4m (2002: £0.9m).

Share of net interest payable by associates included above is £2.9m (2002: £nil).

The capitalisation rate used to determine the amount of finance costs capitalised during the period was 4.9% (2002: 5.5%).

Interest payable above includes amortisation of underwriting and issue costs of new debt of £6.5m (2002: £nil).

Of the net interest payable in 2002, a total of £27.2m was charged to discontinued operations. The principle used in allocating interest was that the interest cost of discontinued activities was the additional interest cost arising as a result of retaining the discontinued activity up to the date of discontinuance.

7 Profit on ordinary activities before taxation

£ millions	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Profit on ordinary activities before taxation is stated after charging/(crediting):				
Operating leases:				
land and buildings	**315.2**	272.6	77.2	349.8
plant and equipment	**38.8**	37.5	3.8	41.3
Depreciation of tangible fixed assets:				
owned assets	**200.2**	166.5	38.1	204.6
under finance leases	**8.6**	7.8	–	7.8
Loss/(profit) on the disposal of fixed assets:				
operating	**5.3**	6.1	(2.4)	3.7
non-operating	**(143.0)**	3.7	1.9	5.6
Amortisation of acquisition goodwill	**12.8**	14.9	3.8	18.7
Amortisation of negative goodwill	**(0.3)**	–	–	–
Amortisation of pharmacy goodwill	**–**	–	0.4	0.4
Amortisation of other intangible assets	**–**	–	0.5	0.5

Auditors' remuneration

£ millions	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Audit and related services:				
Statutory audit services				
– annual audit[i]	**1.9**	2.1	0.1	2.2
Further assurance services				
– stock exchange reporting requirements and due diligence	**7.0**	2.3	2.2	4.5
– other assurance services	**0.3**	0.3	–	0.3
Tax advisory services	**0.3**	0.3	–	0.3
	9.5	5.0	2.3	7.3
Other non-audit services:				
General consultancy[ii, iii]	**0.4**	1.1	1.3	2.4

[i] All paid to PricewaterhouseCoopers except for £0.8m (2002: £1.0m) of audit fees paid to other auditors.
All fees paid to the company's auditors are reviewed by the Audit Committee, who consider whether the services provided are compatible with maintaining the auditors' independence. All fees were paid by the Company and UK subsidiaries except for £0.2m.

[ii] Of which £nil (2002: £1.6m) has been capitalised in the year related to costs incurred in the development of computer systems.

[iii] All general consultancy fees were paid to PwC Consulting for services provided up to 30 September 2002. This business was sold by PricewaterhouseCoopers on that date, therefore no further amounts are payable to the company's auditors for such services.

8 Employees

£ millions	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Staff costs:				
Wages and salaries	**1,247.1**	1,138.9	196.5	1,335.4
Social security costs	**235.5**	215.4	10.8	226.2
Other pension costs	**43.8**	38.1	10.0	48.1
	1,526.4	1,392.4	217.3	1,609.7

Number	2003 Total	2002 Continuing operations	2002 Discontinued operations	2002 Total
Average number of persons employed:				
Stores	**84,519**	80,123	25,586	105,709
Distribution	**5,349**	3,893	1,051	4,944
Administration	**10,011**	6,843	1,506	8,349
	99,879	90,859	28,143	119,002
The equivalent number of employees working full time would have been	**78,523**	73,844	14,572	88,416

The average number of employees reflects the period for which acquired, disposed or demerged subsidiaries were members of the Group.

9 Directors' remuneration

£ thousands	2003	2002
Executive directors		
Salaries and taxable benefits	**2,812**	2,727
Bonuses	**679**	578
Long term incentive	**196**	808
Compensation for loss of office	**1,280**	481
Non-executive directors		
Fees	**553**	387
Compensation for loss of office	**–**	84
	5,520	5,065

During the year the actual aggregate gains on share options at the date of exercise were £168,801 (2002: £505,303).

Further detail in relation to directors' remuneration is set out in the *Kingfisher Annual Review 2003* on pages 36 to 43.

Compensation for loss of office includes £502,418 payable to Sir Geoffrey Mulcahy in lieu of notice for the period 5 December 2002 to 30 April 2003. At the time of Sir Geoffrey Mulcahy's retirement from the business it was announced that he would receive his contractual entitlement to base salary and benefits for a period of six months. For disclosure purposes, the accrued payments through to 30 April 2003 have been shown under the caption Compensation for loss of office. Sir Geoffrey Mulcahy received no compensation payments other than these contractual entitlements. Further details are provided on page 36 of *Kingfisher Annual Review 2003.*

10 Taxation

£ millions	2003	2002
UK corporation tax		
Current tax on profits of the period	**213.5**	142.5
Adjustment in respect of prior periods	**(12.2)**	4.8
	201.3	147.3
Double taxation relief	**(39.3)**	(65.0)
	162.0	82.3
Foreign tax		
Current tax on profits of the period	**55.6**	65.1
Adjustment in respect of prior periods	**–**	(1.4)
	55.6	63.7
Deferred tax	**(0.1)**	6.1
Associated undertakings	**3.3**	1.5
Joint ventures	**2.5**	2.4
	223.3	156.0

Of the taxation set out above, a total of £12.1m was credited to discontinued operations in the year ended 2 February 2002.

Factors affecting tax charge for the period

The tax charge for the period differs from the standard rate of corporation tax in the UK of 30%. The differences are explained below:

£ millions	2003	2002
Profit on ordinary activities before tax	**494.1**	28.0
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2002: 30%)	**148.2**	8.4
Effects of:		
Exceptional items not deductible for tax purposes	**72.9**	140.0
Timing differences provided for	**(7.2)**	(8.5)
Expenses not deductible for tax purposes	**18.1**	12.8
Losses not utilised	**21.0**	15.4
Overseas deductions	**(24.7)**	(26.7)
UK deductions	**(0.2)**	(0.7)
Overseas rate differences	**7.5**	5.8
Adjustments to prior period corporation tax	**(12.2)**	3.4
Current corporation tax charge for the period	**223.4**	149.9
Current year deferred tax charge for the period	**7.2**	8.5
Deferred tax credit on assets not previously recognised	**(7.5)**	–
Adjustments to prior period deferred tax	**0.2**	(2.4)
Total tax charge for the period	**223.3**	156.0

11 Dividends on equity shares

£ millions	2003	2002
Interim paid 3.45p (2002: 4.345p)	**89.4**	55.6
Final proposed 6.05p (2002: 7.655p)	**158.1**	98.9
Dividend payable to Employee Share Ownership Plan Trust (ESOP) shares	**(3.5)**	(2.2)
Ordinary dividends on equity shares	**244.0**	152.3
Dividend in specie relating to the demerger of Woolworths Group plc	**–**	455.2
	244.0	607.5

For the 2003 interim dividend a scrip dividend alternative was offered to shareholders at one share for every 56.5 ordinary shares and was elected for by holders of 1,331.2 million shares. No scrip dividend alternative was offered in relation to the 2002 final dividend.

12 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP (see note 35) which are treated as cancelled. The weighted average number of shares has been adjusted for the bonus element of the rights issue, which closed in August 2002. Figures for the prior year have been restated accordingly.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

Supplementary earnings per share figures are presented. These exclude the effects of operating and non operating exceptional items and acquisition goodwill amortisation to allow comparison to the prior year on a comparable basis.

Continuing operations

	2003			2002 Continuing operations		
	Earnings £ millions	Weighted average number of shares millions	Per share amount pence	Earnings £ millions	Weighted average number of shares millions	Per share amount pence
Basic earnings per share						
Earnings attributable to ordinary shareholders	**169.7**	**2,122.1**	**8.0**	181.4	1,666.3	10.9
Effect of dilutive securities						
Options		**9.8**	**–**		17.3	(0.1)
Convertible loan stock in subsidiary undertaking	**(3.6)**		**(0.2)**	(3.6)		(0.2)
Diluted earnings per share	**166.1**	**2,131.9**	**7.8**	177.8	1,683.6	10.6
Supplementary earnings per share						
Basic earnings per share	**169.7**	**2,122.1**	**8.0**	181.4	1,666.3	10.9
Effect of exceptionals						
Operating exceptional items	**51.6**		**2.4**	97.9		5.9
Demerger costs	**11.8**		**0.6**	–		–
Loss/(profit) on the sale of operations	**228.4**		**10.8**	(57.7)		(3.5)
(Profit)/loss on the disposal of fixed assets	**(143.0)**		**(6.7)**	34.7		2.1
Tax impact arising on exceptional items	**24.6**		**1.2**	(1.8)		(0.1)
Minority share of exceptional items	**(1.3)**		**(0.1)**	(1.8)		(0.1)
Acquisition goodwill amortisation (net of tax)	**11.7**		**0.5**	14.1		0.8
Basic – adjusted earnings per share	**353.5**	**2,122.1**	**16.7**	266.8	1,666.3	16.0
Diluted earnings per share	**166.1**	**2,131.9**	**7.8**	177.8	1,683.6	10.6
Effect of exceptionals						
Operating exceptional items	**51.6**		**2.4**	97.9		5.8
Demerger costs	**11.8**		**0.6**	–		–
Loss/(profit) on the sale of operations	**228.4**		**10.7**	(57.7)		(3.4)
(Profit)/loss on the disposal of fixed assets	**(143.0)**		**(6.7)**	34.7		2.0
Tax impact arising on exceptional items	**24.6**		**1.2**	(1.8)		(0.1)
Minority share of exceptional items	**(1.3)**		**(0.1)**	(1.9)		(0.1)
Acquisition goodwill amortisation (net of tax)	**11.7**		**0.5**	14.1		0.8
Diluted – adjusted earnings per share	**349.9**	**2,131.9**	**16.4**	263.1	1,683.6	15.6

12 Earnings per share continued

Total Group

	2003 Earnings £ millions	2003 Weighted average number of shares millions	2003 Per share amount pence	2002 Earnings £ millions	2002 Weighted average number of shares millions	2002 Per share amount pence
Basic earnings per share						
Earnings attributable to ordinary shareholders	169.7	2,122.1	8.0	(248.8)	1,666.3	(14.9)
Effect of dilutive securities						
Options		9.8	–		17.3	0.1
Convertible loan stock in subsidiary undertaking	(3.6)		(0.2)	(3.6)		(0.2)
Diluted earnings per share	166.1	2,131.9	7.8	(252.4)	1,683.6	(15.0)
Supplementary earnings per share						
Basic earnings per share	169.7	2,122.1	8.0	(248.8)	1,666.3	(14.9)
Effect of exceptionals						
Operating exceptional items	51.6		2.4	107.5		6.5
Demerger costs	11.8		0.6	27.2		1.6
Loss on the sale of operations	228.4		10.8	284.8		17.1
(Profit)/loss on the disposal of fixed assets	(143.0)		(6.7)	54.1		3.2
Tax impact arising on exceptional items	24.6		1.2	(1.5)		(0.1)
Minority share of exceptional items	(1.3)		(0.1)	(1.8)		(0.1)
Acquisition goodwill amortisation (net of tax)	11.7		0.5	17.9		1.1
Basic – adjusted earnings per share	353.5	2,122.1	16.7	239.4	1,666.3	14.4
Diluted earnings per share	166.1	2,131.9	7.8	(252.4)	1,683.6	(15.0)
Effect of exceptionals						
Operating exceptional items	51.6		2.4	107.5		6.4
Demerger costs	11.8		0.6	27.2		1.6
Loss on the sale of operations	228.4		10.7	284.8		16.9
(Profit)/loss on the disposal of fixed assets	(143.0)		(6.7)	54.1		3.2
Tax impact arising on exceptional items	24.6		1.2	(1.5)		(0.1)
Minority share of exceptional items	(1.3)		(0.1)	(1.9)		(0.1)
Acquisition goodwill amortisation (net of tax)	11.7		0.5	17.9		1.1
Diluted – adjusted earnings per share	349.9	2,131.9	16.4	235.7	1,683.6	14.0

13 Goodwill

£ millions	Group
Cost	
At 2 February 2002	424.4
Additions (see note 36)	2,388.9
Disposals	(105.8)
At 1 February 2003	2,707.5
Amortisation	
At 2 February 2002	(129.0)
Charge for year	(12.8)
Impairment	(20.0)
Disposals	105.8
At 1 February 2003	(56.0)
Net book amount	
At 1 February 2003	2,651.5
At 2 February 2002	295.4

The impairment charge of £20.0m relates to the remaining goodwill which arose on the acquisition of the NOMI business. In the review for impairment, a discount rate of 15.1%, representing the Group's weighted average cost of capital adjusted for the risk associated with the NOMI business, was applied in the value in use calculation.

14 Tangible fixed assets

£ millions	Group Land and buildings	Group Fixtures, fittings and equipment	Group **Total**	Company **Fixtures, fittings and equipment**
Cost or valuation				
At 2 February 2002	2,845.8	1,244.0	**4,089.8**	**14.5**
Disposal of subsidiary undertakings	(32.3)	(84.7)	**(117.0)**	**–**
Effect of foreign exchange rate changes	44.3	20.6	**64.9**	**–**
Subsidiary and business undertakings at date of acquisition	3.6	–	**3.6**	**–**
Additions	196.3	275.5	**471.8**	**3.2**
Disposals	(750.1)	(109.6)	**(859.7)**	**(2.8)**
Revaluation surplus	37.7	–	**37.7**	**–**
At 1 February 2003	2,345.3	1,345.8	**3,691.1**	**14.9**
Depreciation				
At 2 February 2002	38.4	547.5	**585.9**	**10.2**
Disposal of subsidiary undertakings	(11.2)	(56.0)	**(67.2)**	**–**
Effect of foreign exchange rate changes	1.8	11.9	**13.7**	**–**
Charge for year	35.6	173.2	**208.8**	**1.6**
Disposals	(4.7)	(84.7)	**(89.4)**	**(1.3)**
Revaluation surplus	(1.6)	–	**(1.6)**	**–**
At 1 February 2003	58.3	591.9	**650.2**	**10.5**
Net book amount				
At 1 February 2003	2,287.0	753.9	**3,040.9**	**4.4**
At 2 February 2002	2,807.4	696.5	**3,503.9**	**4.3**
Assets in the course of construction included above				
At 1 February 2003	252.7	62.8	**315.5**	**–**
At 2 February 2002	361.0	41.1	**402.1**	**–**

The cost of land and buildings includes £95.3m (2002: £97.2m) in respect of assets held under finance leases.
The related accumulated depreciation at the end of the year was £6.8m (2002: £2.3m).
The cost of fixtures, fittings and equipment includes £57.3m (2002: £52.3m) in respect of assets held under finance leases.
The related accumulated depreciation at the end of the year was £44.0m (2002: £39.5m).
The amount of interest capitalised in tangible fixed assets during the year was £3.4m (2002: £12.3m). The cumulative total of interest included at the balance sheet date was £19.8m (2002: £26.3m).

Land and buildings include investment properties as follows:

£ millions	Group
Cost or valuation	
At 2 February 2002	327.5
Additions	4.5
Disposals	(197.8)
Revaluation surplus	1.7
At 1 February 2003	135.9

Land and buildings are analysed as follows:

	Group				
£ millions	Freehold	Long leasehold	Short leasehold	**Total 2003**	Total 2002
Land and buildings					
At valuation	1,648.3	70.6	74.5	**1,793.4**	2,244.9
At cost	362.3	4.3	185.3	**551.9**	600.9
	2,010.6	74.9	259.8	**2,345.3**	2,845.8
Aggregate depreciation	48.0	0.4	9.9	**58.3**	38.4
Net book amount					
At 1 February 2003	1,962.6	74.5	249.9	**2,287.0**	
At 2 February 2002	2,467.5	163.3	176.6		2,807.4

If land and buildings had not been revalued, the cost to the Group would have been:

£ millions	**2003**	2002
Cost (excluding assets in the course of construction)	**1,905.8**	2,060.2
Aggregate depreciation	**51.3**	32.5
Net amount	**1,854.5**	2,027.7

During each of the last five years a representative sample of at least one third of the freehold and long leasehold properties owned by Chartwell Land plc, the Group's property subsidiary, have been valued by external qualified valuers. CB Hillier Parker has carried out a valuation of such a representative sample as at 31 December 2002 and, based upon the results of these valuations, there have been internal valuations by qualified valuers employed by the Group of the remainder of Chartwell Land's portfolio.

Properties with any element of Group occupancy are valued on an existing use value basis, which does not take account of formal lease arrangements with Group companies or the Group's occupation of the premises. Properties without Group occupancy are valued on the basis of open market value. These valuation bases comply with the RICS Appraisal and Valuation Manual.

Representative samples of the properties owned by Castorama, Darty and BUT were valued by Galtier S.A. and Trillard S.A. as at 31 December 2002. Based on the results of these samples, the remaining properties belonging to these companies were internally valued by the directors. The basis of valuation is existing use value.

The directors have resolved to incorporate these valuations in the accounts and the resulting revaluation adjustments have been taken to the revaluation reserve. The revaluations during the year ended 1 February 2003 resulted in a revaluation surplus of £39.3m (2002: £27.9m).

15 Fixed asset investments

Group – investments in joint ventures and associates

£ millions	Investment in joint ventures	Investment in associates
Cost		
At 2 February 2002	20.6	82.3
Additions:		
– net assets	–	56.8
– negative goodwill	–	(20.6)
Transfer from subsidiary undertakings	4.0	–
Effect of foreign exchange rate changes	(1.5)	0.6
At 1 February 2003	23.1	119.1
Share of post acquisition reserves		
At 2 February 2002	5.5	5.3
Share of retained profits in year	10.7	5.9
Dividends	(6.4)	(0.5)
Amortisation of negative goodwill	–	0.3
Impairment	(3.9)	–
Transfer from subsidiary undertakings	2.5	–
Effect of foreign exchange rate changes	0.5	1.0
At 1 February 2003	8.9	12.0
Group interest		
At 1 February 2003	32.0	131.1
At 2 February 2002	26.1	87.6

The addition to investment in associates includes the acquisition by the Group in October 2002 of 17.4% of the non-voting preference shares of Hornbach Holding A.G., the German Home Improvement retailer. This investment, together with the initial acquisition made in the previous year, and recognising the non-voting preference shares in Hornbach Holding A.G., gives rise to an economic interest for Kingfisher of 21.2%. The addition to investment in associates also includes the acquisition of 5.5% of the ordinary shares of Hornbach Baumarkt A.G., which is 80% owned by Hornbach Holding A.G. Total consideration for these two transactions was £36.2m giving rise to negative goodwill of £20.6m.

The impairment charge of £3.9m relates to the remaining goodwill which arose on the acquisition of the Koçtas business. In the review for impairment, a discount rate of 32.2% representing the Group's weighted average cost of capital adjusted for the risk associated with the Koçtas business, was applied in the value in use calculation.

The Group's interest in joint ventures and associated undertakings includes goodwill as follows:

£ millions	**2003**	2002
Joint ventures		
Goodwill	**–**	3.9
Share of other net assets	**32.0**	22.2
Total	**32.0**	26.1
Associates		
Goodwill	**13.2**	13.2
Negative goodwill	**(20.3)**	–
Share of other net assets	**138.2**	74.4
Total	**131.1**	87.6

Negative goodwill will be released over 20 years to match the depreciation or sale of the non-monetary assets. An amount of £0.3m has been credited to the profit and loss account in the year ended 1 February 2003.

Group – other investments

£ millions	ESOP shares (note 35)	Listed in the UK	Listed overseas	Unlisted	**Total**
At 2 February 2002	111.9	0.4	4.0	6.1	**122.4**
Additions	25.7	–	–	3.4	**29.1**
Disposals and write-off of carrying value	(5.3)	(0.2)	–	(0.4)	**(5.9)**
Effect of foreign exchange rate changes	–	–	0.2	0.3	**0.5**
At 1 February 2003	132.3	0.2	4.2	9.4	**146.1**
Market value of listed investments at 1 February 2003	71.7	0.3	12.9		

Within investments listed overseas, the Group owns 11.97% of Go Sport S.A. (sports leisurewear and equipment retailer), a company listed and registered in France. The Group exercises no significant influence over the operations of Go Sport S.A. and hence treats it as an investment.

Company – interests in Group companies and own shares

£ millions	ESOP shares (note 35)	Unlisted	Investment in associates	Investment in Group companies	**Total**
At 2 February 2002	111.9	4.1	72.9	1,303.9	**1,492.8**
Additions	25.7	2.2	36.2	3,132.8	**3,196.9**
Disposals and provision against carrying value	(5.3)	–	–	–	**(5.3)**
At 1 February 2003	132.3	6.3	109.1	4,436.7	**4,684.4**

The directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings of the Group at the year end whose results or financial position, in the opinion of the directors, principally affect the figures of the Group.

Company	Country of incorporation	% owned and voting rights	Description of share classes owned	Main activity
Principal subsidiaries				
B&Q (China) B.V.[6]	Netherlands	100%	ordinary	Retailing
B&Q plc	Great Britain	99.2% & 100%	ordinary[1] & special[2]	Retailing
BCC Holding Amstelveen B.V.[3]	Netherlands	100%	ordinary	Retailing
BUT S.A.[3, 4]	France	100%	ordinary	Retailing
Castorama Dubois Investissements S.C.A.[3]	France	99.2%	ordinary[1]	Retailing
Chartwell Land plc[5]	Great Britain	100%	ordinary	Property investment & development
Comet Group plc	Great Britain	100%	ordinary	Retailing
Etablissements Darty et Fils S.A.[3]	France	100%	ordinary	Retailing
Financière Kingfisher S.A.[3]	France	100%	ordinary	Finance
Halcyon Finance Ltd[5]	Great Britain	100%	ordinary	Finance
New Vanden Borre S.A.[3]	Belgium	100%	ordinary	Retailing
Principal joint ventures				
B&Q International Co. Ltd[6]	Taiwan	50%	ordinary	Retailing
Koçtas Yapi Marketleri Ticaret A.S.[6]	Turkey	50%	ordinary	Retailing
Flogistics Ltd[5]	Great Britain	50%	ordinary	Gift vouchers
Crealfi S.A.[6]	France	50%	ordinary	Finance
Principal associated undertakings				
Fidem S.A.[3]	France	49%	ordinary	Finance
Hornbach Holding AG[5,7]	Germany	21.2%	ordinary & preference	Retailing

[1] The merged Castorama and B&Q group is 99.2% owned, of which 43.9% is held directly by Kingfisher plc.
[2] The special shares in B&Q are owned 100% by Kingfisher plc and are non-voting.
[3] *Owing to local conditions, these companies made up their accounts to 31 January 2003.*
[4] BUT S.A. has consolidated certain franchisee operations in which it has less than 50% of the voting rights but exercises a dominant influence through franchise agreements in place.
[5] Held directly by Kingfisher plc.
[6] Owing to local conditions and to avoid undue delay in the presentation of the Group accounts, these companies made up their accounts to 31 December 2002.
[7] To avoid undue delay in the presentation of the Group accounts, Hornbach Holding AG made up its accounts to 30 November 2002. The Group's 21.2% economic interest in Hornbach Holding AG represents 25% of the voting ordinary shares and 17.4% of the non-voting preference shares.

All the companies incorporated in Great Britain are registered in England and Wales.

16 Development work in progress and stocks

During the year £1.0m (2002: £3.3m) of interest was capitalised in development work in progress. At the year end development work in progress includes £nil (2002: £4.0m) of capitalised interest. Stocks wholly comprise finished goods for resale.

17 Debtors

	Group		Company	
£ millions	**2003**	2002	**2003**	2002
Amounts falling due within one year				
Trade debtors	**254.1**	438.6	**–**	–
Owed by subsidiary undertakings	**–**	–	**5,213.9**	4,698.8
Owed by joint ventures	**5.4**	5.6	**7.5**	–
Property debtors	**708.2**	15.1	**–**	–
Corporation tax	**17.1**	2.4	**–**	–
Other debtors	**266.5**	288.5	**12.9**	13.7
Prepayments	**118.4**	154.3	**0.2**	1.0
	1,369.7	904.5	**5,234.5**	4,713.5
Amounts falling due after more than one year				
Other debtors	**61.7**	57.5	**–**	–
Total debtors	**1,431.4**	962.0	**5,234.5**	4,713.5

Property debtors includes anticipated proceeds of £692.6m in respect of the disposal of 15 retail parks and five retail development sites by Chartwell Land, the Group's specialist retail property company. Proceeds of £648.6m were received on 27 February 2003 and were used to repay net borrowings.

18 Current asset investments

	Group	
£ millions	**2003**	2002
Deposits and investments		
Deposited and listed in the United Kingdom	**131.6**	156.7
Deposited and listed overseas	**14.1**	16.1
Unlisted investments	**–**	1.9
	145.7	174.7

The amounts shown above, excluding unlisted investments, include cash deposits of £39.2m (2002: £41.9m), comprising certificates of deposits and money market deposits, attracting interest rates based on LIBOR or EURIBOR, fixed for periods of up to 12 months. The remainder are investments in debt securities of £106.5m (2002: £130.9m). These investments are primarily at floating rates of interest based on LIBOR or EURIBOR, fixed for periods of up to 12 months. Investments of £81.3m (2002: £96.1m) are pledged to meet certain insurance liabilities.

19 Creditors: amounts falling due within one year

£ millions	Group 2003	Group 2002	Company 2003	Company 2002
Amounts falling due within one year				
Bank loans and overdrafts	**680.5**	399.4	**513.8**	–
Medium term notes	**45.0**	493.4	**45.0**	493.4
Commercial paper	**8.6**	9.0	**–**	–
Trade creditors	**1,087.1**	1,072.8	**–**	–
Owed to subsidiary undertakings	**–**	–	**1,718.3**	1,254.8
Owed to joint ventures	**0.7**	5.5	**–**	–
Corporation tax	**196.8**	138.3	**3.1**	–
Other taxation and social security	**266.9**	270.1	**–**	–
Other creditors	**275.3**	175.9	**58.9**	50.7
Accruals and deferred income	**513.7**	524.3	**28.3**	58.1
Proposed dividend payable by parent	**158.1**	98.9	**158.1**	98.9
Proposed dividend payable by subsidiary to minority	**–**	32.2	**–**	–
Obligations under finance leases	**12.8**	13.4	**–**	–
	3,245.5	3,233.2	**2,525.5**	1,955.9

Within bank loans and overdrafts an amount of £48.2m (2002: £38.2m) is secured over property, stock and other assets.

Within bank loans and overdrafts in 2002 only is an amount of £61.3m in relation to convertible bonds held in Castorama Dubois Investissements S.C.A. These convertible bonds were issued in May 1996 at a rate of 3.15% and were convertible at any time on the basis of four shares per bond. The bonds became redeemable on 1 January 2003. During the year ended 1 February 2003, Kingfisher plc acquired and subsequently redeemed 99.8% of these convertible bonds.

20 Creditors: amounts falling due after more than one year

£ millions	Group 2003	Group 2002	Company 2003	Company 2002
Amounts falling due after more than one year				
Eurosterling bond	**199.5**	199.3	**199.5**	199.3
Bank loans	**998.2**	215.1	**983.9**	–
Medium term notes	**205.6**	246.3	**205.6**	246.3
External funding	**1,403.3**	660.7	**1,389.0**	445.6
Accruals and deferred income	**104.7**	89.1	**–**	–
Obligations under finance leases	**20.4**	30.4	**–**	–
	1,528.4	780.2	**1,389.0**	445.6
External funding and finance leases fall due for repayment as follows:				
Between one and two years	**60.1**	192.9	**56.6**	44.6
Between two and five years	**1,191.2**	84.4	**1,183.4**	52.8
After five years other than by instalments	**152.0**	383.4	**149.0**	348.2
External funding	**1,403.3**	660.7	**1,389.0**	445.6
Obligations under finance leases between one and five years	**15.3**	18.8	**–**	–
Obligations under finance leases over five years	**5.1**	11.6	**–**	–
	20.4	30.4	**–**	–

Within bank loans and overdrafts an amount of £nil (2002: £10.3m) is secured over property, stock and other assets.

The £200m Eurosterling bond carries an annual coupon of 8.125%, which has been swapped into a floating rate interest obligation against three month LIBOR. The bond matures on 14 February 2007.

The proceeds of the medium term notes have been raised in sterling or euro or swapped into either sterling or euro obligations. The notes pay interest based on LIBOR or EURIBOR, fixed for periods of up to three years.

21 Interest rate and currency profile of gross financial liabilities

Currency	Gross liabilities £ millions	Floating liabilities £ millions	Fixed liabilities £ millions	Weighted average interest rate on fixed liabilities %	Weighted average time for which rate is fixed Years	Non-interest bearing liabilities £ millions	Weighted average time until maturity Years
At 1 February 2003							
Sterling	1,269.1	1,221.9	41.2	6.68	0.8	6.0	6.7
Euro	920.9	731.4	88.0	6.34	3.0	107.1	2.1
Other	83.6	83.6	–	–	–	–	–
Gross liabilities	2,273.6	2,036.9	129.2	6.45	2.3	113.1	2.4
Of which:							
Bank loans and overdrafts (see note 19)	680.5						
Medium term notes (see note 19)	45.0						
Commercial paper (see note 19)	8.6						
Obligations under finance leases less than one year (see note 19)	12.8						
External funding due after more than one year (see note 20)	1,403.3						
Other accruals and deferred income (excluding non-financial liabilities)	98.8						
Onerous property contracts (see note 28)	4.2						
Obligations under finance leases more than one year (see note 20)	20.4						
	2,273.6						
At 2 February 2002							
Sterling	797.4	636.4	154.3	5.89	0.6	6.7	7.1
Euro	813.4	557.9	170.8	5.02	3.5	84.7	2.4
Other	82.7	65.9	16.6	5.60	0.6	0.2	1.0
Gross liabilities	1,693.5	1,260.2	341.7	5.44	2.0	91.6	2.7
Of which:							
Bank loans and overdrafts (see note 19)	399.4						
Medium term notes (see note 19)	493.4						
Commercial paper (see note 19)	9.0						
Obligations under finance leases less than one year (see note 19)	13.4						
External funding due after more than one year (see note 20)	660.7						
Other accruals and deferred income (excluding non-financial liabilities)	83.7						
Onerous property contracts (see note 28)	3.5						
Obligations under finance leases more than one year (see note 20)	30.4						
	1,693.5						

The floating rate liabilities have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

Some floating rate liabilities are stated after the effect of interest rate swaps.

22 Interest rate and currency profile of gross financial assets

Currency	Gross assets £ millions	Floating rate assets £ millions	Fixed rate assets £ millions	Weighted average interest rate on fixed rate assets %	Weighted average time for which rate is fixed Years	Non-interest bearing assets £ millions	Weighted average time until maturity Years
At 1 February 2003							
Sterling	247.5	188.3	–	–	–	59.2	1.9
Euro	44.7	9.3	–	–	–	35.4	0.6
Other	27.5	19.8	–	–	–	7.7	–
Gross financial assets	319.7	217.4	–	–	–	102.3	1.3

Of which:	
Fixed asset investments (excluding ESOP shares) (see note 15)	13.8
Debtors due after more than one year (see note 17)	61.7
Current asset investments (see note 18)	145.7
Cash at bank and in hand	98.5
	319.7

Currency	Gross assets £ millions	Floating rate assets £ millions	Fixed rate assets £ millions	Weighted average interest rate on fixed rate assets %	Weighted average time for which rate is fixed Years	Non-interest bearing assets £ millions	Weighted average time until maturity Years
At 2 February 2002							
Sterling	438.0	372.5	14.9	3.86	0.1	50.6	2.6
Euro	165.4	58.3	8.3	3.37	2.2	98.8	–
Other	26.7	11.6	9.5	3.00	1.8	5.6	–
Gross financial assets	630.1	442.4	32.7	3.40	1.4	155.0	0.8

Of which:	
Fixed asset investments (excluding ESOP shares) (see note 15)	10.5
Debtors due after more than one year (see note 17)	57.5
Current asset investments (see note 18)	174.7
Cash at bank and in hand	387.4
	630.1

The floating rate financial assets have interest rates based upon LIBOR and EURIBOR, fixed for periods of up to 12 months.

23 Currency risk

To mitigate the effect of currency exposures arising from overseas investments the Group borrows in the local currencies of its main operating subsidiaries. Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of recognised gains and losses to the extent of exchange differences arising on the equity investments. Matched assets and liabilities are those that generate no gain or loss in the profit and loss account either because they are denominated in the same currency as the Group operations to which they belong or because they qualify under SSAP 20 as a foreign currency borrowing providing a hedge against a foreign equity investment.

At 1 February 2003, there were no material assets or liabilities in currencies other than the functional currencies of Group companies, having taken into account the effect of forward contracts and other derivative financial instruments that have been utilised to match foreign currency exposures.

At 1 February 2003, the Group also held open various currency swaps and forward contracts that the Group has taken out to hedge expected future foreign currency cash flows (see note 27).

24 Maturity of financial liabilities

The maturity of the Group's gross financial liabilities is as follows:

£ millions	**2003**	2002
Within one year	**746.9**	915.2
Between one and two years	**173.1**	288.9
Between two and five years	**1,196.5**	94.4
Over five years	**157.1**	395.0
	2,273.6	1,693.5

25 Borrowing facilities

At 1 February 2003 the Group had the following undrawn committed borrowing facilities available:

£ millions	**2003**	2002
Expiring within one year	**140.6**	32.1
Expiring in more than one year but no more than two years	**–**	–
Expiring beyond two years	**438.4**	720.0
	579.0	752.1

26 Fair values of financial assets and liabilities

Set out below is a year end comparison of fair and book values of all the Group's financial instruments by category. Where available, mid-market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

	2003		2002	
£ millions	**Book value**	**Fair value**	Book value	Fair value
Primary financial instruments held or issued to finance the Group's operations				
Fixed asset investments (excluding ESOP shares)	**13.8**	**22.6**	10.5	19.1
Long term borrowings	**(425.5)**	**(465.3)**	(494.8)	(527.1)
	(411.7)	**(442.7)**	(484.3)	(508.0)
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps and similar instruments	**21.9**	**63.8**	21.9	49.5
Cross currency interest rate swaps	**(9.6)**	**(10.1)**	(44.7)	(39.1)
Currency options	**–**	**(1.4)**	–	–
Forward foreign currency contracts	**–**	**(38.0)**	–	1.8
	12.3	**14.3**	(22.8)	12.2
	(399.4)	**(428.4)**	(507.1)	(495.8)

There are no material differences between the book and fair values of the Group's other financial assets and liabilities. Book value and fair value of interest rate derivatives and financial instruments include accrued interest.

27 Hedges

Derivative financial instruments are accounted for using hedge accounting to the extent that they are held to hedge a financial cash flow, asset or liability and their gains and losses are not recognised until the exposure that is being hedged is itself recognised. Where such instruments do not hedge an underlying cash flow, asset or liability, they are accounted for using fair value accounting.

The table below details the unrecognised gains and losses on instruments used for hedging and the movements therein as follows:

At 1 February 2003 £ millions	Gains	Losses	**Total net gains**
Unrecognised gains and losses on hedges at 2 February 2002	38.3	(5.1)	**33.2**
Gains and losses arising in previous years or pre-acquisition periods that were recognised in the period to 1 February 2003	18.4	(0.9)	**17.5**
Gains and losses arising in the previous years or pre-acquisition periods that were not recognised in the period to 1 February 2003	19.9	(4.2)	**15.7**
Gains and losses arising in the period ending 1 February 2003 that were not recognised in that period	22.2	(35.9)	**(13.7)**
Unrecognised gains and losses on hedges at 1 February 2003	42.1	(40.1)	**2.0**
Of which:			
Gains and losses expected to be recognised within one year	12.4	(40.1)	**(27.7)**
Gains and losses expected to be recognised after more than one year	29.7	–	**29.7**
	42.1	(40.1)	**2.0**

At 2 February 2002 £ millions	Gains	Losses	**Total net gains**
Unrecognised gains and losses on hedges at 3 February 2001	27.8	(3.5)	**24.3**
Gains and losses arising in previous years or pre-acquisition periods that were recognised in the period to 2 February 2002	6.7	(1.1)	**5.6**
Gains and losses arising in the previous years or pre-acquisition periods that were not recognised in the period to 2 February 2002	21.1	(2.4)	**18.7**
Gains and losses arising in the period ending 2 February 2002 that were not recognised in that period	17.2	(2.7)	**14.5**
Unrecognised gains and losses on hedges at 2 February 2002	38.3	(5.1)	**33.2**
Of which:			
Gains and losses expected to be recognised within one year	18.4	(0.9)	**17.5**
Gains and losses expected to be recognised after more than one year	19.9	(4.2)	**15.7**
	38.3	(5.1)	**33.2**

Included within unrecognised gains and losses on hedges at 1 February 2003 are unrealised losses of £33.1m in respect of forward foreign exchange contracts which, at the balance sheet date, hedged projected receipts from the separation of the Group's electricals business. Following the decision announced subsequent to the year end to effect the separation by demerger rather than by sale or initial public offering, a proportion of the foreign exchange hedge has been closed out at a realised pre-tax loss of £78.8m. The unrecognised unrealised loss on the remaining hedge of projected receipts on demerger was £41.3m, before tax relief, at the close of business on 15 April 2003.

28 Provisions for liabilities and charges

£ millions	Pensions	Deferred tax	Onerous property contracts	**Total**
Balance at 2 February 2002	8.9	32.5	3.5	**44.9**
Charge/(credit) to profit and loss account	9.9	(0.1)	1.9	**11.7**
Utilised in the year	–	–	(1.2)	**(1.2)**
Subsidiary undertakings at date of disposal	(1.3)	(0.2)	–	**(1.5)**
Effect of foreign exchange rate changes	0.1	(0.3)	–	**(0.2)**
Balance at 1 February 2003	17.6	31.9	4.2	**53.7**

	Provided		**Not provided**	
£ millions	**2003**	2002	**2003**	2002
Deferred taxation				
Accelerated capital allowances	**36.0**	35.6	**–**	–
Revalued properties	**–**	–	**172.6**	169.3
Losses	**(2.2)**	–	**(47.9)**	(101.8)
Other timing differences	**(1.9)**	(3.1)	**(0.6)**	(6.0)
	31.9	32.5	**124.1**	61.5

Within the pensions provision, the final salary pension fund provision for the UK pension scheme is £6.6m (2002: £3.0m). This provision arises through accounting for the UK pension costs under SSAP 24 (see note 33). The remaining pension provision of £11.0m (2002: £5.9m), relates to overseas pension schemes.

Within the onerous property contracts provision, the Group has provided against future liabilities for all properties sublet at a shortfall and long term idle properties. The provision is based on the value of future cash outflows relating to rent, rates and service charges. Due to the uncertainty relating to the timing of disposals and the related difficulty in predicting future successes, prudent estimates have been included in the assessment of the provision requirement.

The deferred tax not provided on revalued French and UK properties relates to the tax that would arise (net of available reliefs including capital losses) if those properties were sold for the revalued amount.

Losses and other timing differences which have not been recognised as deferred tax assets will be recoverable when there are taxable profits available against which they can be relieved.

Deferred tax has been included on unremitted earnings of overseas subsidiaries only where there is an intention to remit these in the foreseeable future.

29 Called up share capital

Authorised	2003 Number of ordinary shares millions	2003 £ millions	2002 Number of ordinary shares millions	2002 £ millions
Ordinary shares of 13.75p each	**3,454.5**	**475.0**	1,454.5	200.0

Allotted and fully paid	Number of ordinary shares millions	2003 £ millions	2002 £ millions
Ordinary shares of 12.5p each at 3 February 2001			174.6
Scrip dividend alternative			0.9
Options exercised under ShareSave			0.3
Options exercised under the Executive Share Option Scheme			0.1
			175.9
Effect of share consolidation			
Ordinary shares of 13.75p each	1,292.0	**177.7**	175.9
Scrip dividend alternative	23.6	**3.2**	1.4
Options exercised under ShareSave at between £2.355 and £5.324 per share	2.1	**0.3**	0.1
Options exercised under the Executive Share Option Scheme at between £2.250 and £3.285 per share	1.5	**0.2**	0.3
Rights issue	1,293.6	**177.9**	
Ordinary shares of 13.75p each at end of year	2,612.8	**359.3**	177.7

A total of 1,293,642,792 shares were issued at 155.0 pence per share as part of the one-for-one rights issue in connection with the acquisition of the minority interest in Castorama which closed on 2 August 2002.

30 Reserves

£ millions	Share premium account	Revaluation reserve	Non-distributable reserve	Profit and loss account	Group Total
At 2 February 2002	365.3	405.1	148.2	1,376.4	**2,295.0**
Shares issued under option schemes	6.6	–	–	(1.0)	**5.6**
Gain on the disposal of nil-paid rights	–	–	10.8	–	**10.8**
Proceeds of rights issue (net of issue costs of £43.9m)	1,783.3	–	–	–	**1,783.3**
Scrip dividend alternative	–	–	–	45.9	**45.9**
Profit for the financial year	–	–	–	169.7	**169.7**
Ordinary dividends on equity shares	–	–	–	(244.0)	**(244.0)**
Unrealised surplus on revaluation of properties (see note 14)	–	39.3	–	–	**39.3**
Prior year property revaluation surplus now realised	–	(278.6)	–	278.6	**–**
Minority movement on issue of shares in Castorama	–	–	–	(0.9)	**(0.9)**
Net foreign exchange adjustments	–	–	–	(4.1)	**(4.1)**
Tax on realised revaluation surplus	–	–	–	(7.4)	**(7.4)**
Tax on exchange adjustments	–	–	–	10.0	**10.0**
At 1 February 2003	2,155.2	165.8	159.0	1,623.2	**4,103.2**

The cumulative amount of goodwill written off directly to reserves is £1,230.3m (2002: £1,230.3m).

Included in the revaluation reserve is an unrealised deficit of £9.2m (2002: surplus of £53.4m) relating to investment properties.

Included in net exchange adjustments are exchange losses of £32.6m (2002: exchange gain of £9.9m) arising on borrowings denominated in, or swapped into foreign currencies designated as hedges of net investments overseas. In addition net exchange losses of £6.2m (2002: £nil) have been charged to the profit and loss account.

All of the tax on the realised revaluation surplus arises in the UK. The tax on exchange adjustments is comprised of UK £8.7m and overseas £1.3m. In 2002 the full amount arose in UK companies.

£ millions	Share premium account	Non-distributable reserve	Profit and loss account	Company Total
At 2 February 2002	365.3	2,923.4	611.1	**3,899.8**
Shares issued under option schemes	6.6	–	–	**6.6**
Scrip dividend alternative	–	–	45.9	**45.9**
Rights issue	1,783.3	–	–	**1,783.3**
Gain on the disposal of nil-paid rights	–	10.8	–	**10.8**
Loss for the financial year	–	–	(79.7)	**(79.7)**
At 1 February 2003	2,155.2	2,934.2	577.3	**5,666.7**

The company profit on ordinary activities after taxation was £164.3m (2002: £31.3m).

The non-distributable reserve represents the premium on the issue of convertible loan stock in 1993, £303.0m, the merger reserves relating to the acquisition of Darty, £397.0m, and the dividend in specie received from a subsidiary prior to the demerger of Woolworths Group plc, £2,223.4m.

The movement in the year in non-distributable reserves of £10.8m represents the gain arising from disposal of nil-paid rights by the ESOP Trust to fund the take up of the balance of the rights.

31 Reconciliation of movement in equity shareholders' funds

£ millions	2003	2002
Profit/(loss) for the financial year attributable to shareholders	**169.7**	(248.8)
Ordinary dividends on equity shares	**(244.0)**	(152.3)
Dividend in specie relating to the demerger of Woolworths Group plc	**–**	(455.2)
	(74.3)	(856.3)
Foreign exchange adjustments (net of tax)	**5.9**	(29.3)
Unrealised surplus on revaluation of properties (see note 14)	**39.3**	27.9
Tax on realised revaluation surplus	**(7.4)**	–
Shares issued under option schemes	**6.1**	15.7
Gain on the disposal of nil-paid rights	**10.8**	–
Proceeds from rights issue (net of issue costs of £43.9m)	**1,961.2**	–
Scrip issue	**49.1**	64.4
Minority interest movement on issue of shares in Castorama	**(0.9)**	2.7
Goodwill resurrected on disposal of subsidiaries	**–**	303.4
Goodwill resurrected on demerger of Woolworths Group plc	**–**	7.5
Net addition to/(reduction in) shareholders' funds	**1,989.8**	(464.0)
Opening shareholders' funds	**2,472.7**	2,936.7
Closing shareholders' funds	**4,462.5**	2,472.7

32 Consolidated cash flow

(a) Reconciliation of operating profit to net cash flow from operating activities

£ millions	2003	2002
Group operating profit	612.7	448.8
Impairment charge	20.0	93.7
Depreciation and amortisation	221.6	232.2
Decrease in development work in progress	56.4	27.7
Increase in stocks	(100.1)	(72.3)
Decrease/(increase) in debtors	58.2	(119.1)
Increase in creditors	20.9	210.6
Loss on disposal of fixed assets	5.3	3.7
Net cash inflow from operating activities	895.0	825.3

(b) Analysis of changes in cash

				2003				2002
£ millions	Net cash	Liquid resources	Financing	Total	Net cash	Liquid resources	Financing	Total
At start of year	97.3	290.1	–	387.4	106.3	13.8	–	120.1
Cash in subsidiaries acquired	5.2	–	–	5.2	–	–	–	–
Cash in subsidiaries disposed/joint venture becoming a subsidiary	(35.9)	–	–	(35.9)	12.9	–	–	12.9
Foreign exchange effects	6.6	–	–	6.6	(2.2)	–	–	(2.2)
(Decrease)/increase in short term deposits	–	(268.8)	–	(268.8)	–	276.3	–	276.3
Net cash inflow/(outflow)	4.0	–	–	4.0	(19.7)	–	–	(19.7)
At end of year	77.2	21.3	–	98.5	97.3	290.1	–	387.4

(c) Analysis of changes in investments

				2003				2002
£ millions	Net cash	Liquid resources	Financing	Total	Net cash	Liquid resources	Financing	Total
At start of year	–	174.7	–	174.7	–	168.6	–	168.6
Foreign exchange effects	–	1.8	–	1.8	–	(1.7)	–	(1.7)
Increase in market value of investments	–	–	–	–	–	6.2	–	6.2
(Decrease)/increase in short term investments	–	(30.8)	–	(30.8)	–	1.6	–	1.6
At end of year	–	145.7	–	145.7	–	174.7	–	174.7

Liquid resources comprise deposits and investments and include amounts held to meet current and future claims under insurance policies underwritten by the Group (note 18).

(d) Analysis of changes in gross debt*

£ millions	2003 Net overdraft	2003 Liquid resources	2003 Financing	2003 Total	2002 Net overdraft	2002 Liquid resources	2002 Financing	2002 Total
At start of year	**(89.6)**	**–**	**(1,516.7)**	**(1,606.3)**	(160.1)	–	–	(2,162.5)
Debt in subsidiary becoming a joint venture/ joint venture becoming a subsidiary	**–**	**–**	**172.3**	**172.3**	–	–	(102.3)	(102.3)
Debt demerged with Woolworths Group plc	**–**	**–**	**–**	**–**	–	–	191.8	191.8
Foreign exchange effects	**(12.8)**	**–**	**(51.0)**	**(63.8)**	4.5	–	17.3	21.8
Net cash (outflow)/inflow	**(53.1)**	**–**	**–**	**(53.1)**	66.0	–	–	66.0
Amortisation of underwriting and issue costs of new debt	**–**	**–**	**(6.5)**	**(6.5)**	–	–	–	-
(Increase)/decrease in debt and lease financing	**–**	**–**	**(613.2)**	**(613.2)**	–	–	378.9	378.9
At end of year	**(155.5)**	**–**	**(2,015.1)**	**(2,170.6)**	(89.6)	–	(1,516.7)	(1,606.3)

* Includes bank loans and overdrafts, bills payable, medium term notes, commercial paper, all external funding, and finance lease creditors in note 20.

(e) Total net debt

£ millions	2003 Net cash/ (overdraft)	2003 Liquid resources	2003 Financing	2003 Total	2002 Net (overdraft)/ cash	2002 Liquid resources	2002 Financing	2002 Total
At start of year	**7.7**	**464.8**	**(1,516.7)**	**(1,044.2)**	(53.8)	182.4	(2,002.4)	(1,873.8)
(Decrease)/increase in cash	**(79.8)**	**–**	**–**	**(79.8)**	59.2	–	–	59.2
Debt in subsidiary becoming a joint venture/ joint venture becoming a subsidiary	**–**	**–**	**172.3**	**172.3**	–	–	(102.3)	(102.3)
Debt demerged with Woolworths Group plc	**–**	**–**	**–**	**–**	–	–	191.8	191.8
(Decrease)/increase in short term deposits	**–**	**(268.8)**	**–**	**(268.8)**	–	276.3	–	276.3
(Increase)/decrease in debt and lease financing	**–**	**–**	**(613.2)**	**(613.2)**	–	–	378.9	378.9
Amortisation of underwriting and issue costs of new debt	**–**	**–**	**(6.5)**	**(6.5)**	–	–	–	–
(Decrease)/increase in short term investments	**–**	**(30.8)**	**–**	**(30.8)**	–	1.6	–	1.6
Increase in market value of investments	**–**	**–**	**–**	**–**	–	6.2	–	6.2
Foreign exchange effects	**(6.2)**	**1.8**	**(51.0)**	**(55.4)**	2.3	(1.7)	17.3	17.9
At end of year	**(78.3)**	**167.0**	**(2,015.1)**	**(1,926.4)**	7.7	464.8	(1,516.7)	(1,044.2)

Liquid resources comprise short term deposits with banks which mature within 12 months of the date of inception.

33 Pension costs

Pension schemes operated and regular pension costs – SSAP 24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. By far the most significant are the funded defined benefit and defined contribution schemes for the Group's UK employees.

The total pension charge in the profit and loss account of £43.8m (2002: £48.1m) includes £3.2m (2002: £3.0m) for the UK defined contribution scheme.

A formal actuarial valuation of the UK defined benefit scheme ('the Scheme') was carried out by an independent professionally qualified actuary, at 31 March 2002, using the projected unit method of funding. In this valuation, the assets were taken at their market value of £900m (excluding AVCs). A value was placed on the liabilities by discounting the anticipated future benefits, including allowance where appropriate for future increases in pension and pensionable salaries, using assumptions derived by reference to market conditions as at 31 March 2002. The principal assumptions adopted for the future were an inflation rate of 3.0% p.a., an investment return on existing assets of 6.6% p.a., an investment return on future contributions of 6.6% p.a., pensionable pay increases of 4.6% p.a. and pension increases of 2.75% p.a.. On this basis, the assets were sufficient to cover over 101% of the Scheme's liabilities. The next valuation will be made on or before 31 March 2005.

The pension cost for this Scheme charged in the profit and loss account of £35.2m (2002: £38.9m) is based on the formal actuarial valuation described above, adjusted to reflect market movements since the date of this valuation, and in accordance with SSAP 24 "Accounting for Pension Costs". Variations against regular cost have been amortised using the straight line method. The pension cost for the scheme is £3.6m higher than the contributions paid into the scheme by the Group during the year. The contributions paid into the scheme are in line with the contribution rate as advised by the actuary following the recent valuation.

There are also funded and unfunded defined benefit arrangements covering senior executives in France, for which the charge in profit and loss account was £4.8m (2002: £5.4m). A further £0.6m charge (2002: £0.8m) has been reflected in the profit and loss account in respect of other overseas pension arrangements.

FRS 17 disclosures

The Accounting Standards Board has announced a deferral of full mandatory adoption of FRS 17 following the notification of intention by the International Accounting Standards Board that it is to review IAS 19, the present international standard for post employment benefits. Instead the transitional disclosure requirements will continue.

The valuation of the Scheme used for FRS 17 disclosures has been based on the most recent actuarial valuation of the Group's UK scheme at 31 March 2002 and updated to 1 February 2003 and takes into account the transitional requirements of FRS 17.

The financial assumptions used to calculate estimated Scheme liabilities under FRS 17 are:

Annual percentage rate	**2003 %**	2002 %
Discount rate	**5.5**	5.7
Salary escalation	**3.9**	4.0
Rate of pension increases	**2.3**	2.4
Price inflation	**2.3**	2.4

The assets in the Scheme at 1 February 2003 and the expected future rates of return on them were:

	2003		2002	
	£ millions	**%**	£ millions	%
Equities	**388**	**8.5**	702	8.0
Bonds	**288**	**4.7**	143	5.0
Property	**7**	**7.0**	–	–
Other (principally cash)	**99**	**3.8**	223	4.0
Total market value of assets	**782**	**6.5**	1,068	6.8
Present value of scheme liabilities	**(1,050)**		(1,228)	
Deficit in the scheme	**(268)**		(160)	
Related deferred tax asset	**80**		48	
Net pension liability	**(188)**		(112)	

The assets and liabilities in the Scheme at 1 February 2003 exclude Superdrug and Woolworths which transferred out of the Scheme during 2002/03.

If FRS 17 had been adopted in the financial statements, the Group's net assets and profit and loss reserve at 1 February 2003 would be as follows:

Net assets

£ millions	2003	2002
Net assets excluding net pension liability	**4,485**	3,138
Pension provision under SSAP 24	**7**	3
Net pension liability	**(188)**	(112)
Net assets including net pension liability	**4,304**	3,029

Reserves

£ millions	2003	2002
Profit and loss reserve excluding net pension liability	**1,623**	1,376
Pension provision under SSAP 24	**7**	3
Net pension liability	**(188)**	(112)
Profit and loss reserve including net pension liability	**1,442**	1,267

If FRS 17 had been adopted in the financial statements, the following amounts would have been recognised in the performance statements for the financial year to 1 February 2003:

Amounts credited to profit and loss account in respect of defined benefit schemes

£ millions	2003
Amounts (charged)/credited to profit and loss account	
Current service cost	**(38)**
Past service cost	**–**
Gain on settlements	**95**
Gain on curtailment	**1**
Total credited to operating profit	**58**
Amounts credited/(charged) to other finance income	
Expected return on pension Scheme assets	**71**
Interest on pension Scheme liabilities	**(65)**
Total credited to other finance income	**6**
Total credited to profit and loss account	**64**

Amounts recognised in Statement of Total Recognised Gains and Losses (STRGL)

£ millions	2003
Actual return less expected return on pension Scheme assets – £m	**(201)**
As % of Scheme assets	**25.7%**
Experience gain arising on Scheme liabilities – £m	**25**
As % of present value of Scheme liabilities	**2.4%**
Changes in assumptions underlying present value of Scheme liabilities (financial and demographic) – £m	**(27)**
Actuarial loss recognised in STRGL – £m	**(203)**
As % of present value of Scheme liabilities	**19.3%**

33 Pension costs continued

Movement in deficit during the year

£ millions	2003
Deficit in Scheme at start of year (before tax)	(160)
Current service cost	(38)
Employer contributions	31
Settlement gain	95
Curtailment gain	1
Other finance income (net)	6
Actuarial loss recognised in STRGL	(203)
Deficit in Scheme at end of year (before tax)	(268)

Comparison between SSAP 24 and FRS 17

£ millions	2003
FRS 17 total profit and loss account charge excluding settlement gains arising on bulk transfer	(31)
SSAP 24 total profit and loss account charge	(35)

For the Group's remaining defined benefit plans, the market value of assets held by insurance companies was £24m, the Group balance sheet provision totalled £11m and the aggregate unfunded obligations for the plans was £15m.

34 Commitments

	Group			
£ millions	**Land and buildings 2003**	**Plant and equipment 2003**	Land and buildings 2002	Plant and equipment 2002
Annual commitments under operating leases				
Expiring within one year	**22.8**	**5.0**	18.0	3.0
Expiring between two and five years	**41.7**	**31.1**	51.8	17.4
Expiring in five years or more	**258.4**	**-**	259.9	8.6

Capital commitments contracted but not provided for by the Group amounted to £23.8m (2002: £64.5m). The Company has no capital commitments.

35 Share options

The granting of all options is made by the Remuneration Committee, which consists solely of non-executive directors.

Under the Executive, International Executive and Phantom Share Option Schemes, participants normally receive a bi-annual allocation of options based on their position in the Group. In granting options, the Remuneration Committee has regard to both individual and Company performance. The option price is the average market price over a five day period ending on the grant date, without discount. (Prior to April 2002, the option price was the market price on the day the offer was made, without discount.) The options are capable of exercise after at least three years and within 10 years of the date of grant. The only exceptions are the Phantom Share Options granted on 23 October 1997. On the exercise of Phantom Options, applicants receive in cash the increase in value of the allocated number of notional shares in the Company. In total 1,229 executives held various options as at 1 February 2003.

In addition, all permanent employees (excluding those receiving Executive Options) were granted options over 400 shares (subsequently adjusted to reflect the rights issue) in both 1997 and 1998, provided that they were employed as at 19 March 1997 and in employment on the date of grant. These options are within the Executive Share Option Scheme.

Under the UK ShareSave Scheme, eligible UK employees can enter into an Inland Revenue approved savings contract for a period of three or five years, whereby shares may be acquired with repayments under the contract. The option price is the average market price over three days shortly before an offer to participate, discounted by a maximum of 20%. Options are exercisable within a six month period from the conclusion of a three or five year period. Exemption from UITF Abstract 17 (Revised) has been taken for the Scheme.

International ShareSave plans, along the lines of the UK ShareSave Scheme, are available to eligible employees in Ireland, France, Belgium and Hong Kong.

There are 20,061 employees in ShareSave plans, of which 2,612 are in the international plans.

Following the demerger of Woolworths Group, its employees (included in the 20,061 participants mentioned above) are entitled to continue their Kingfisher ShareSave options until maturity or disassociation (the point at which the common shareholding in Woolworths Group and Kingfisher plc falls below 50%), whichever is earlier. From this date their options will be exercisable for a six month period.

The Qualifying Employee Share Ownership Trust (QUEST) is used to satisfy options granted under the UK ShareSave Scheme. The QUEST subscribes for shares at their market value at the time of subscription (funded by the exercise money received from option holders and contributions from Group companies). During the year, the QUEST subscribed for 995,500 shares for a total consideration of £2.1m. Dividends on shares held by the QUEST are waived in accordance with the trust deed.

The rules of the Executive, International Executive and Phantom Share Option Schemes and ShareSave plans include provision for the early exercise of options in certain circumstances.

Options to subscribe under the various schemes for ordinary shares of 13.75p, including those noted in directors' interests in the *Kingfisher Annual Review 2003* on pages 39 to 41, are shown in the table below.

	Date options granted	Subscription price per share[1] (pence)	No of persons holding options	Exercisable from[2]	Number of shares for which rights are exercisable[1] 2003	2002
Executive, International Executive and Phantom	30/04/92	223.50	–	30/04/95	**–**	51,200
	15/10/92	173.11	–	15/10/95	**–**	444,748
	26/04/93	211.44	8	26/04/96	**97,060**	117,718
	20/10/93	247.30	1	20/10/96	**19,458**	14,694
	29/04/94	217.85	6	29/04/97	**442,438**	376,018
	15/11/94	179.72	2	15/11/97	**66,222**	54,998
	15/11/94	176.89	6	15/11/99	**323,852**	240,686
	28/04/95	169.90	6	28/04/98	**153,053**	337,662
	30/10/95	188.78	–	30/10/98	**–**	18,200
	30/10/95	185.81	13	30/10/00	**704,557**	625,496
	01/05/96	220.12	40	01/05/99	**933,062**	1,398,290
	25/10/96	241.64	2	25/10/99	**17,958**	27,904
	25/10/96	237.83	21	25/10/01	**1,212,545**	930,936
	16/04/97	248.06	63	16/04/00	**1,583,817**	2,200,262
	23/10/97	248.06	–	16/04/00	**–**	2,800
	23/10/97	305.83	33	23/10/00	**288,259**	377,060
	23/10/97	301.00	26	23/10/02	**1,008,570**	749,564
	27/04/98	414.95	110	27/04/04	**1,974,238**	2,571,948
	21/07/98	374.92	–	21/07/01	**–**	1,200
	26/10/98	395.69	19	26/10/04	**143,969**	331,382
	26/10/98	389.44	37	26/10/04	**550,496**	409,116
	01/04/99	589.76	168	01/04/04	**1,434,250**	1,925,866
	01/04/99	580.45	1	01/04/04	**7,518**	5,587
	26/05/99	607.51	4	26/05/04	**22,893**	94,355
	28/09/99	482.53	63	28/09/04	**786,035**	610,787
	28/09/99	474.91	42	28/09/04	**677,098**	503,205
	17/04/00	393.43	306	17/04/04	**7,120,412**	5,796,362
	17/04/00	387.21	44	17/04/05	**657,073**	488,321
	25/04/00	423.06	4	25/04/04	**32,261**	24,363
	25/09/00	357.18	290	25/09/04	**3,201,967**	2,560,471
	25/09/00	351.54	48	25/09/04	**392,299**	298,597
	26/09/01	209.93	581	26/09/04	**10,020,341**	8,146,510
	26/09/01	206.62	59	26/09/05	**1,839,801**	1,367,327
	09/04/02	290.08	810	09/04/05	**4,538,676**	–
	09/04/02	285.51	61	09/04/06	**714,728**	–
	08/10/02	194.95	705	08/10/05	**7,597,879**	–
	08/10/02	194.95	341	08/10/06	**2,830,458**	–
	08/10/02	195.25	44	08/10/05	**261,659**	–
					51,654,902	33,103,633

35 **Share options** continued

	Date options granted	Subscription price per share[1] (pence)	No of persons holding options	Exercisable from[2]	Number of shares for which rights are exercisable[1] 2003	2002
All-employee	16/04/97	248.06	3,107	16/04/00	**1,643,603**	2,675,200
	16/04/97	244.15	4,211	16/04/02	**2,269,729**	2,487,600
	21/07/98	374.92	10,631	21/07/01	**5,623,799**	10,076,400
	21/07/98	369.01	5,155	21/07/03	**2,778,545**	2,487,200
					12,315,676	17,726,400
UK and International ShareSave	17/05/96	233.50	–	01/08/01	**–**	12,546
	09/05/97	199.73	36	01/08/02	**43,323**	1,848,130
	07/05/98	330.75	–	01/08/01	**–**	21,568
	07/05/98	330.75	1,317	01/08/03	**1,070,150**	981,856
	07/05/99	532.37	922	01/08/02	**218,399**	361,868
	07/05/99	532.37	1,027	01/08/04	**385,415**	378,626
	21/10/99	382.10	2,034	01/12/02	**722,214**	688,277
	21/10/99	382.10	990	01/12/04	**626,892**	676,837
	21/10/99	439.24	1,776	01/12/04	**725,285**	693,267
	16/05/00	323.20	2,155	01/07/03	**813,846**	874,869
	16/05/00	323.20	950	01/07/05	**601,635**	653,866
	16/05/00	384.24	424	01/07/05	**143,741**	140,487
	24/10/00	275.62	2,364	01/12/03	**1,218,267**	1,441,820
	24/10/00	275.62	1,090	01/12/05	**1,015,115**	1,160,213
	24/10/00	287.62	184	01/12/05	**95,498**	99,522
	23/10/01	171.04	4,180	01/12/04	**6,003,562**	6,693,099
	23/10/01	171.04	1,839	01/12/06	**4,985,164**	5,776,533
	23/10/01	231.51	277	01/12/05	**303,171**	296,501
	02/05/02	232.58	2,346	01/07/05	**1,373,767**	–
	02/05/02	232.58	987	01/07/07	**1,087,991**	–
	02/05/02	273.88	137	01/07/06	**63,561**	–
	31/10/02	157.00	4,103	01/12/05	**5,668,562**	–
	31/10/02	157.00	2,036	01/12/07	**6,061,702**	–
	31/10/02	202.22	96	01/12/06	**125,996**	
					33,353,256	22,799,885
					97,323,834	73,629,918

[1] Following the one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A., the exercise price and the number of shares under option have been adjusted to maintain the option holders' interests. For tax reasons, slightly different adjustments have been applied to options held by French resident employees. These options are, therefore, disclosed separately.

[2] The date from which options are exercisable has changed where performance conditions for exercise have not been met. The options will become exercisable when the Group's EPS has grown by at least RPI + 6% over a three year period. The options will lapse unexercised if the performance conditions are not met by the fixed lapse date.

The table above includes the options, which will be met by shares held in the Employee Share Ownership Plan Trust (ESOP).

The Employee Share Ownership Plan Trust (ESOP)
The Kingfisher ESOP is a discretionary trust which has been funded by a £128.6m interest free loan from the Company and its subsidiaries to acquire shares in Kingfisher plc.

The ESOP's current shareholding is 37,229,377 shares valued at £71.7m on 1 February 2003. Dividends on these shares have not been waived. The cost of running the Trust is included in the profit and loss account. Where options have been granted with an exercise price below the average purchase price, the difference is charged to the profit and loss account over the period to the earliest exercise date. In the view of the directors, the shares held by the ESOP are not impaired.

The ESOP has undertaken:

(a) to transfer shares to employees on exercise of various options granted under the Executive and International Executive Share Option Schemes;
(b) to pay the cash sum due on exercise of rights granted under the Phantom Share Option Scheme (the ESOP will realise the due sum if necessary by selling in the market sufficient of its shares to realise that sum);
(c) to transfer the shares due on exercise of the Share Appreciation Rights granted to Belgian employees under the International ShareSave Plan;
(d) to transfer shares under the Value Enhancement Plan in accordance with the rules.

As at 1 February 2003 the liabilities of the ESOP were as follows:

	Date rights granted	Aquisition price per share[1] (pence)	No of persons holding rights	Exercisable/ deliverable from[2]	Number of shares for which rights are exercisable[1] 2003	2002
Executive and International Executive	29/04/94	217.85	3	29/04/97	**65,227**	91,168
	15/11/94	179.72	1	15/11/97	**41,562**	36,376
	27/04/98	414.95	105	27/04/04	**1,877,481**	2,498,880
	01/04/99	589.76	163	01/04/04	**1,366,444**	1,863,085
	26/05/99	607.51	4	26/05/04	**22,893**	94,355
	28/09/99	482.53	62	28/09/04	**779,944**	596,547
	28/09/99	474.91	10	28/09/04	**346,831**	503,205
	17/04/00	393.43	302	17/04/04	**7,036,714**	5,663,209
	17/04/00	387.21	10	17/04/05	**266,453**	488,321
	25/04/00	423.06	4	25/04/04	**32,261**	24,363
	25/09/00	357.18	285	25/09/04	**3,114,308**	2,471,410
	25/09/00	351.54	12	25/09/04	**192,983**	298,597
	26/09/01	209.93	564	26/09/04	**9,720,103**	6,655,868
	26/09/01	206.62	15	26/09/05	**910,367**	676,584
	09/04/02	290.08	788	09/04/05	**4,391,627**	–
	09/04/02	285.51	14	09/04/06	**362,149**	–
	08/10/02	194.95	17	08/10/05	**154,203**	–
	08/10/02	194.95	4	08/10/06	**256,406**	–
					30,937,956	21,961,968
Phantom	30/04/92	223.50	–	30/04/95	**–**	16,214
	26/04/93	211.44	3	26/04/96	**17,445**	48,808
	01/05/96	220.12	1	01/05/99	**59,781**	45,144
	16/04/97	248.06	3	16/04/00	**97,832**	73,878
	23/10/97	248.06	–	16/04/00	**–**	2,800
	23/10/97	305.83	–	23/10/00	**–**	12,962
	27/04/98	414.95	5	27/04/04	**96,757**	73,068
	21/07/98	374.92	–	21/07/01	**–**	1,200
	26/10/98	395.69	1	26/10/04	**10,215**	7,714
	01/04/99	589.76	5	01/04/04	**67,806**	68,368
	28/09/99	482.53	1	28/09/04	**6,091**	14,240
	17/04/00	393.43	4	17/04/04	**83,698**	133,153
	25/09/00	357.18	5	25/09/04	**87,659**	89,061
	26/09/01	209.93	17	26/09/04	**300,238**	264,475
	09/04/02	290.08	22	09/04/05	**147,049**	–
	08/10/02	194.95	30	08/10/05	**259,127**	–
					1,233,698	851,085

35 **Share options** continued

	Date rights granted	Aquisition price per share[1] (pence)	No of persons holding rights	Exercisable/ deliverable from[2]	Number of shares for which rights are exercisable[1] 2003	2002
International ShareSave	21/10/99	382.10	19	01/12/02	**7,679**	6,441
	21/10/99	382.10	5	01/12/04	**2,978**	2,948
	16/05/00	323.20	3	01/07/03	**889**	1,503
	16/05/00	323.20	1	01/07/05	**370**	994
	23/10/01	171.04	45	01/12/04	**57,160**	51,344
	23/10/01	171.04	15	01/12/06	**19,066**	16,602
	02/05/02	232.58	5	01/07/05	**3,578**	–
	02/05/02	232.58	5	01/07/07	**5,337**	–
	31/10/02	157.00	9	01/12/05	**17,947**	–
	31/10/02	157.00	3	01/12/07	**5,982**	–
					120,986	79,832
Value Enhancement Plan	22/03/00	–	–	22/03/02	**–**	57,796
	14/03/01	–	–	14/03/02	**–**	68,014
	14/03/01	–	4	14/03/03	**64,706**	68,011
					64,706	193,821
Kingfisher Incentive Plan	14/03/01	–	28	14/03/04	**235,031**	400,389
	20/03/02	–	34	20/03/05	**461,650**	–
					696,681	400,389
Unallocated					**4,175,350**	3,083,332
					37,229,377	26,570,427

[1] Following the one-for-one rights issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the offer for Castorama Dubois Investissements S.C.A., the exercise price and the number of shares under option have been adjusted to maintain the option holders' interests. For tax reasons, slightly different adjustments have been applied to options held by French resident employees. These options are, therefore, disclosed separately.

[2] The date from which options are exercisable has changed where performance conditions for exercise have not been met. The options will become exercisable when the Group's EPS has grown by at least RPI + 6% over a three year period. The options will lapse unexercised if the performance conditions are not met by the fixed lapse date.

36 Acquisitions and disposals

During the year, the Group increased its shareholding of Castorama Dubois Investissements S.C.A. to 99.4% by acquiring 43.9% that it did not already own. The total consideration of £3,132.8m (including £40.8m of expenses), resulted in a goodwill amount of £2,373.6m which is not amortised (see note 1). The goodwill of £2,373.6m arises as follows:

£ millions	
Cash consideration	3,132.8
Less: fair value of net assets (minority interests) acquired	(759.2)
Goodwill	2,373.6

The results of Castorama were previously consolidated.

The Group also made a number of other smaller acquisitions during the year including the purchase of franchises owning 12 BUT stores and the increase of its stake in the Chinese DIY business.

A financial summary of these transactions is as follows:

£ millions	Fair value to the Group
Tangible fixed assets	3.6
Stocks	8.4
Other current assets (includes cash of £5.2m)	6.2
Creditors	(12.4)
	5.8

£ millions	
Cash consideration	19.5
Net assets acquired	(5.8)
Minority interest arising	1.6
Goodwill	15.3

Acquisition accounting has been adopted for these acquisitions.

There is no material difference between the fair value and book value of the net assets acquired.

During the year, the Group has disposed of ProMarkt, a German electrical retail business. A financial summary of this transaction is as follows:

£ millions	Total
Fixed assets	49.8
Stocks	98.2
Other current assets (includes cash of £35.9m)	58.0
Creditors	(55.0)
Provisions	(1.5)
	149.5

£ millions	
Cash contribution paid after the year end date	(44.1)
Net assets disposed	(149.5)
Loss on disposal (see note 4)	(193.6)

37 Related party transactions

During the year the Company and its subsidiaries carried out a number of transactions with related parties in the normal course of business and on an arm's length basis. The names of the related parties, the nature of these transactions and their total value is shown below:

£ thousands	2003 Value of transactions	2003 Receivable/ (payable) at year end	2002 Value of transactions	2002 Receivable/ (payable) at year end
Transactions with B&Q International Co. Ltd in which the Group holds a 50% interest:				
Provision of employee services	**721**	**–**	623	–
Sale of store fixtures	**2,035**	**281**	977	598
Transactions with Flogistics Ltd in which the Group holds a 50% interest:				
Administration charge	**(155)**	**–**	(96)	–
Sale of Kingfisher gift vouchers, net of discount	**30,606**	**7,472**	22,047	7,237
Transactions with Crealfi S.A. in which the Group holds a 50% interest:				
Provision of employee services	**60**	**–**	–	–
Interest charge on loan	**71**	**73**	–	–
Loan	**–**	**2,011**	–	–
Commission and other income	**2,513**	**–**	1,521	–
Transactions with Fidem S.A. in which the Group holds a 49% interest:				
Commission income	**9,706**	**768**	8,577	728
Transactions with Koçtas Yapi Marketleri Ticaret A.S. in which the Group holds a 50% interest:				
Provision of employee services	**39**	**11**	30	51
The Company provides administrative services to the Group's pension schemes. The amounts charged to the schemes and the balances outstanding at the year end were:				
Kingfisher Pension Scheme	**1,499**	**(37)**	1,605	82
Kingfisher Retirement Trust	**54**	**36**	41	24
Sale of property by Castorama Dubois Investissements S.C.A. to AGSR, a company owned by A. Gariaud the chairman of BUT S.A.:				
Proceeds	**n/a**	**n/a**	1,528	–

38 Non-adjusting post balance sheet events

On 27 February 2003, the Group received £648.6m in relation to the proceeds from the sale by Chartwell Land of its third party property portfolio. This has been used to reduce Group borrowings.

In the year to 1 February 2003 the Group committed to the separation of its electricals business. The Group entered into currency hedging to protect the sterling value of its euro receipts from the sale or IPO into France of the business. On 19 March 2003 the Company announced the proposed demerger of the electricals business in the form of a UK listed company. The hedge of expected euro receipts has now been reduced accordingly. The reduction in sterling value of euro receipts on those elements of the hedge contracts that have now been closed out amounts to a pre-tax cost of £78.8m. This cost will be recorded in the accounts for the financial year to 31 January 2004. As this non-adjusting post balance sheet event has taken place since the accounts were initially approved by the directors on 18 March 2003, the directors have re-approved the accounts and therefore the directors' report, the accounts and the auditors' report are all dated 16 April 2003.

Statement of the directors' responsibilities

The following statement is made with a view to distinguishing for shareholders the respective responsibilities of the directors and the auditors in relation to the financial statements.

The directors are required by company law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit for the year to that date. In preparing the financial statements the directors are required:

- to ensure that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and which enable them to ensure that the financial statements comply with the Companies Act 1985;
- to take such steps as are reasonably open to them to safeguard the assets of the Company and Group and to prevent and detect fraud and other irregularities;
- to apply suitable accounting policies in a consistent manner and supported by reasonable and prudent judgements and estimates where necessary;
- to comply with all applicable accounting standards (except where any departures from this requirement are explained in the notes to the financial statements); and
- to ensure the maintenance and integrity of the Company's website. Information published on the internet is accessible in many countries with different legal requirements. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

independent auditors' report to the members of Kingfisher plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report in the *Kingfisher Annual Review 2003* ("the auditable part").

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report, contained in the *Kingfisher Annual Review 2003*, is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the *Kingfisher Annual Review 2003* and the *Kingfisher Annual Accounts 2003* and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the chairman's statement, the chief executive officer's review, the unaudited part of the directors' remuneration report, the operational review, the financial review and the corporate governance statement.

We review whether the corporate governance statement contained in the *Kingfisher Annual Review 2003* reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 1 February 2003 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
16 April 2003

Kingfisher plc five year history

Profit and loss

£ millions	1999	2000	2001	2002	**2003**
Turnover					
Home Improvement	2,055.4	4,528.3	5,093.5	5,833.9	**6,757.2**
Electrical & Furniture	2,458.1	3,188.0	3,564.9	3,784.8	**3,896.8**
General Merchandise	2,840.9	3,065.5	3,358.4	1,498.6	**–**
Property	41.1	32.5	59.2	65.7	**57.1**
Financial Services	62.3	70.7	58.2	55.1	**14.7**
Total turnover	7,457.8	10,885.0	12,134.2	11,238.1	**10,725.8**
Operating profit					
Home Improvement	188.1	365.8	398.5	430.7	**534.1**
Electrical & Furniture	173.4	194.3	184.0	183.7	**160.2**
General Merchandise	189.9	183.9	140.7	(29.6)	**–**
Property	69.1	76.0	85.9	74.3	**58.5**
e-commerce and other new channels	(3.7)	(24.0)	(81.9)	(30.8)	**(14.1)**
Exceptional items – operating	44.7	(3.5)	5.8	(107.5)	**(51.6)**
Other operating costs	(25.1)	(37.9)	(44.8)	(39.6)	**(39.8)**
Acquisition goodwill amortisation	(2.2)	(10.5)	(17.9)	(18.7)	**(12.5)**
Total operating profit	634.2	744.1	670.3	462.5	**634.8**
Profit/(loss) on disposal of fixed assets	2.1	6.2	0.2	(54.1)	**143.0**
Profits and losses on disposal, closure and restructuring of operations/investments	–	–	97.3	(312.0)	**(240.2)**
Profit before interest	636.3	750.3	767.8	96.4	**537.6**
Interest	(9.9)	(37.5)	(76.6)	(68.4)	**(43.5)**
Profit before taxation	626.4	712.8	691.2	28.0	**494.1**
Taxation	(182.3)	(213.2)	(177.3)	(156.0)	**(223.3)**
Profit/(loss) after taxation	444.1	499.6	513.9	(128.0)	**270.8**
Earnings/(loss) per share (pence)*					
Basic	26.8	24.4	24.9	(14.9)	**8.0**
Fully diluted	26.2	23.3	24.2	(15.0)	**7.8**
Basic adjusted**	24.9	25.3	22.4	14.4	**16.7**
Fully diluted adjusted**	24.3	24.9	21.8	14.0	**16.4**
Dividend per share (pence)*	9.8	10.9	11.7	9.1	**9.5**

Balance sheets

£ millions	1999	2000	2001	2002	**2003**
Intangible assets	267.3	400.9	508.9	295.4	**2,651.5**
Property	2,064.0	2,511.1	3,016.9	2,807.4	**2,287.0**
Other tangible assets	821.4	921.4	1,122.7	696.5	**753.9**
Investments	66.4	95.4	294.5	236.1	**309.2**
Total fixed assets	3,219.1	3,928.8	4,943.0	4,035.4	**6,001.6**
Net current assets	47.9	109.7	549.8	223.3	**506.3**
Non-current liabilities	(7.6)	(4.8)	(116.3)	(76.5)	**(96.7)**
Capital employed	3,259.4	4,033.7	5,376.5	4,182.2	**6,411.2**
Equity shareholders' funds	2,203.3	2,568.3	2,936.7	2,472.7	**4,462.5**
Equity minority interests	362.7	444.6	566.0	665.3	**22.3**
Net debt	693.4	1,020.8	1,873.8	1,044.2	**1,926.4**
Capital employed	3,259.4	4,033.7	5,376.5	4,182.2	**6,411.2**

Share data

millions					
Number of shares in issue – period end*	1,637.2	1,647.2	1,681.4	1,710.9	**2,612.8**
– average*	1,626.7	1,633.7	1,648.7	1,666.3	**2,122.1**
Fully diluted average number of shares*	1,660.5	1,677.8	1,667.0	1,683.6	**2,131.9**

Share price

High	694p	930p	630p	494p	**307p**
Low	425p	477p	354p	275p	**165p**
Average	537p	707p	500p	401p	**239p**

* Adjusted for the bonus element of the rights issue which took place during the year ended 1 February 2003.
** Before exceptional items and acquisition goodwill amortisation.

Kingfisher's annual report & accounts for the year ended 1 February 2003 comprises two documents.

The *Kingfisher Annual Accounts 2003* contains only the full annual accounts.

A separate document, *Kingfisher Annual Review 2003*, contains the full directors' report, the directors' remuneration report and a summary of the information in the annual accounts. This complies with the information required under the Companies (Summary Financial Statement) Regulations 1995.

The *Kingfisher Annual Accounts 2003* on its own does not contain sufficient information to allow as full an understanding of the results and state of affairs of Kingfisher as when read in conjunction with the *Kingfisher Annual Review 2003*.

Shareholders requiring more detailed information may obtain a copy of the *Kingfisher Annual Review 2003* on request, free of charge, from Kingfisher's registered office: 3 Sheldon Square, Paddington, London W2 6PX Telephone: +44 (0)20 7372 8008.

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Printed in England by Westerham Press on paper granted the Nordic Swan award for environmental credentials. The paper is manufactured to ISO 1401 environmental standards using fibres from sustainable sources.

Electrical & Furniture


UK
COMET
Number 2 electricals retailer
Stores 251
Sales space 239,300 sq m
Employees 8,734
Holland
A leading electricals retailer
Stores 32
Sales space 36,500 sq m
Employees 785
Czech & Slovak Republics
A leading electricals retailer
Stores 22
Sales space 21,000 sq m
Employees 915
Belgium
Number 1 electricals retailer
Stores 52
Sales space 41,700 sq m
Employees 644
Luxembourg
DARTY
Stores 2
Sales space 2,600 sq m
Employees 40
France
DARTY
Number 1 electricals retailer
BUT
Number 2 in furniture,
number 5 in electricals
Stores 293
Sales space 538,000 sq m
Employees 13,455


www.kingfisher.com